UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of September 9, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 54
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

9 September 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Burns Philp Financial Year 2004 Annual Report

In accordance with Listing Rule 4.5, I enclose for lodgement a copy of the Burns Philp 2004 Annual Report (incorporating the Directors’ Report and the Financial Report and Independent Audit Report dated 9 September 2004), as prepared for printing.

I note by such lodgement the Company obtains relief from dual lodgement of financial statements granted by ASIC Practice Note 61.

Yours sincerely

/S/ HELEN GOLDING

Helen Golding
Company Secretary/Group Legal Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED

2004 ANNUAL REPORT

Burns, Philp & Company Limited
ACN 000 000 359

Registered Office
Level 23
56 Pitt Street
Sydney NSW 2000
Australia
(GPO Box 543, Sydney NSW 2001)
Telephone: +61 2 9259 1111
Facsimile: +61 2 9247 3272
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

Managing Director & Chief Executive Officer
Thomas J Degnan

Company Secretaries
Helen Golding
Philip West

Auditors
KPMG

Stock Exchange Listings
Ordinary Shares:
Australian Stock Exchange Limited, Sydney
(Home Exchange)
New Zealand Exchange Limited

Converting Preference Shares (CP Shares):
Australian Stock Exchange Limited, Sydney

New Zealand Capital Notes:
New Zealand Exchange Limited

Annual General Meeting
5 November 2004 at 10.30am
Wesley Theatre
Lower Ground Floor
Wesley Conference Centre
220 Pitt Street
Sydney NSW 2000
Australia

Share Registry
Ordinary Shares and CP Shares:
ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000
(Locked Bag A14, Sydney South NSW 1235)
Telephone: +61 2 8280 7127
Facsimile: +61 2 9287 0303
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Location of other Registries
American Depositary Receipts:
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: +1 (781) 575 4328
US Domestic Toll Free: (800) 990 1135
Facsimile: +1 (781) 575 4082
Email: adr@jpmorgan.com

New Zealand Capital Notes:
Computershare Investor Services Limited
Level 2
159 Hurstmere Road
Takapuna, Auckland
(Private Bag 92119, Auckland 1020)
New Zealand
Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Email: enquiry@computershare.co.nz
Website: www.computershare.co.nz

Burns, Philp & Company Limited, incorporated and domiciled in Australia, is a public company limited by shares.

CHAIRMAN’S REPORT

The most important development for the Group during the course of the last 18 months has been the acquisition of Goodman Fielder and the divestment of our Yeast and Bakery Ingredients and Herbs and Spices businesses. The net result of these initiatives has been a very significant enhancement in the intrinsic value of Burns Philp.

We have entered into an agreement to sell the Yeast and Bakery Ingredients business and completed the sale of the Herbs and Spices business. These businesses contributed EBITDA of approximately $235 million. The Goodman Fielder businesses acquired last year contributed an EBITDA of $351 million this year.

In essence, the outcome on completion of the two transactions will be a significant increase in our earnings (EBITDA), without requiring either equity capital or a material increase in our net debt position. We remain well positioned from both a financial perspective and available management resource to continue to undertake appropriate acquisitions as the opportunities arise.

On behalf of the Directors and shareholders I extend our appreciation to all of the people throughout our Group for their effort and contribution to these achievements.

Mr. Alan McGregor recently announced his resignation as Chairman due to ill health. I would like to take this opportunity, on behalf of the Directors, to convey our appreciation for his invaluable contribution to our Company over the last 11 years, including 7 years as our Chairman, and extend to him our very best wishes.

/s/ GRAEME HART

Graeme Hart
Chairman

MANAGING DIRECTOR’S REVIEW OF OPERATIONS

Burns Philp is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. The Group operates internationally with leading products and brands enjoying significant market shares in each of our principal markets.

Burns Philp has completed a successful year with respect to both operating results and strategic initiatives. This has included the integration and restructuring of Goodman Fielder, together with the announcement of the sale of the Group’s Yeast and Bakery Ingredients group and Herbs and Spices business, Tone Brothers, Inc. (Tones). The sale of Tones completed on 3 September 2004. The sale of the Yeast and Bakery Ingredients group is anticipated to complete on 30 September 2004, subject to the satisfaction of certain conditions precedent.

These initiatives have transformed the Group into a position where future earnings will be significantly higher than they might otherwise have been, the portfolio of businesses enhanced and the Group’s financial position strengthened, leaving us well placed to continue to grow as opportunities are identified.

Financial Highlights

	30 June	30 June
	2004	2003
Year ended	A$ million
Revenue from sale of goods and rendering of services	3,354.9	1,887.2
EBITDA before individually significant items:
Goodman Fielder	350.9	79.7
Yeast/Bakery	191.2	195.2
Herbs & Spices	43.2	64.8
Terminals	—	3.2
Vinegar	—	5.6
Corporate	(17.0)	(13.2)

EBITDA before individually significant items	568.3	335.3
Individually significant items:
Goodman Fielder restructuring costs	(31.6)	(48.7)
Recovery of Bartter vendor finance loan	30.0	—
Unrealised foreign currency gain	56.5	139.1
Gain on sale of properties	29.2	6.6
Fleischmann’s Latin America restructuring costs	—	(3.3)
Gain on sale of Terminals	—	40.7
Gain on sale of Vinegar	—	10.9
Deferred borrowing costs expensed	—	(32.6)

EBITDA	652.4	448.0
Depreciation	(117.7)	(73.2)
Amortisation of goodwill and other intangibles	(95.6)	(35.1)

EBIT	439.1	339.7
Net borrowing costs	(281.8)	(156.8)
Income tax	(40.8)	(8.6)
Outside equity interests	(5.6)	(4.3)

Net profit attributable to Burns, Philp & Company shareholders	110.9	170.0

Managing Director’s Review of Operations (Continued)

Overview of Financial Highlights

The Goodman Fielder operating result improved significantly to A$350.9 million EBITDA, largely reflecting the impact of the value add initiatives undertaken during the course of the year. The Yeast and Bakery Ingredients businesses produced a satisfactory result, with EBITDA of A$191.2 million meeting our expectations. The result of our Herbs and Spices business was negatively affected by movements in foreign currency exchange rates and by the loss of business part way through the 2003 financial year, which was fully reflected in the 2004 year.

The Group recognised a number of individually significant items during the period. These totalled a net gain of A$84.1 million and included:

•	an unrealised foreign currency exchange rate gain of A$56.5 million arising on the translation of the proportion of the Group’s U.S. dollar denominated borrowings that are unhedged;

•	restructuring costs of A$31.6 million relating to the Goodman Fielder businesses;

•	proceeds of A$30.0 million from the recovery of vendor finance loans to Bartter, the purchaser of Goodman Fielder’s former poultry business; and

•	a gain on sale of properties totalling A$29.2 million.

Depreciation and amortisation expenses increased due to the inclusion for a full year of the businesses acquired.

Net borrowing costs increased as the acquisitions were largely debt funded. The Group has capitalised the costs associated with establishing its various finance facilities and amortises these costs over the life of the facilities. Included in the current year’s interest expense is a non cash charge of approximately A$24.0 million relating to the amortisation of these establishment costs.

The Group’s tax expense has increased as it generates more assessable income, particularly in jurisdictions where the absolute tax rates are higher or the Company does not have the benefit of tax losses. Looking forward, the Group still has tax losses available to it in both Australia and the United States.

Net profit for the year ended 30 June 2004 was A$110.9 million, down from A$170.0 million last year. The decline is primarily due to the various factors addressed in the above commentary.

During the year approximately A$162.0 million of indebtedness was repaid. Operating cash flows, excluding restructuring costs, increased and we received an additional A$50.2 million of equity proceeds arising from the exercise of options prior to their expiry in August 2003.

Our businesses have generally performed in accordance with expectations and the Group’s financial position, both with respect to liquidity and balance sheet strength, remains sound.

Group Operations

The Group operates globally employing approximately 13,000 people at 112 production facilities in 27 countries around the world. The pie charts below illustrate the contributions made by the Group’s businesses for the year ended 30 June 2004 and the assets they employ.

MANAGING DIRECTOR’S REVIEW OF OPERATIONS (CONTINUED)

Operations Review

Yeast and Bakery Ingredients

A$million	30 June 2004	30 June 2003	% Change
Sales	786.0	806.4	(2.5%)
EBITDA (before individually significant items)	191.2	195.2	(2.0%)
EBITDA (after individually significant items)	205.2	198.5	3.4%
EBIT (before individually significant items)	139.5	142.5	(2.1%)
EBIT (after individually significant items)	153.5	145.8	(5.3%)
Total assets	1,105.0	1,111.2	0.6%

Bakers’ yeast is an essential ingredient, without substitute, used in the production of bread, a food staple consumed by millions of people around the world every day. Yeast is produced in fresh and dry forms. Fresh yeast is available as a liquid (cream) or as a solid (compressed, crumbled or block). Fresh yeast is more consistent and as such is the preferred product, particularly by large, automated bakers. However, fresh yeast has a limited life and its distribution is dependent upon adequate infrastructure (i.e. roads and refrigeration). Where infrastructure is limited, dry yeast is the preferred product. Burns Philp produces both fresh and dry yeast, with a predominance in fresh yeast.

The Group’s yeast and bakery ingredients business has a significant position in the North American market, Central and Latin American and the Asia Pacific markets. It has a lesser position in the European market and relatively little representation in the Middle Eastern and African region.

Managing Director’s Review of Operations (Continued)

The Yeast and Bakery Ingredients group enjoyed another satisfactory year. The stable and predictable nature of this business means results typically will not vary significantly year-on-year. During the course of the last financial year, the continuing strong performance in South America and Europe, led by Turkey, more than compensated for the reduction in financial performance in North America resulting from the pricing pressure brought about by the entry of a new competitor, USA Yeast. The group’s operating result was negatively impacted by foreign exchange movement with the relative appreciation of the Australian dollar versus other currencies.

North America’s profitability was in line with budget. A new competitor, USA Yeast, created downward pressure on pricing. However, we have protected our leading market position and continued to reduce our operating costs. The relative strengthening of the Australian dollar versus the U.S. currency reduced reported EBITDA on translation by approximately A$12.9 million.

Our yeast operations in Europe continue to perform well, with profit increasing over the prior corresponding period due primarily to better trading conditions in Turkey.

Our Latin American operations are continuing their success following the acquisition and integration of Fleischmann’s. In addition to the core yeast business a number of initiatives are underway to further develop the Group’s significant bakery ingredient interests throughout the region.

Results for the Asia Pacific region, in local currency, are consistent with the prior corresponding period. However, movements in foreign currency exchange rates have reduced EBITDA on translation by approximately A$5.9 million. The Group committed to build its fifth yeast plant in China as capacity in our existing plants is being fully utilised.

On 22 July 2004 the Group announced that it had entered into an agreement for the sale of its Yeast and Bakery Ingredients group to Associated British Foods plc (ABF). It is anticipated that the sale will be completed on 30 September 2004, subject to the satisfaction of certain conditions precedent.

Tone Brothers, Inc. - Herbs and Spices

A$million	30 June 2004	30 June 2003	% Change
Sales	263.6	348.4	(24.3%)
EBITDA (before individually significant items)	43.2	64.8	(33.3%)
EBITDA (after individually significant items)	43.2	64.8	(33.3%)
EBIT (before individually significant items)	37.6	58.2	(35.4%)
EBIT (after individually significant items)	37.6	58.2	(35.4%)
Total assets	173.1	177.0	(2.2%)

Our herbs and spices business, Tone Brothers, Inc (Tones) is involved in the processing and distribution of herbs and spices to the consumer and foodservice markets in the United States. We also sell cake decorations and dry sauce mixes. We primarily operate from a manufacturing site near Des Moines, Iowa.

Tones experienced lower profits when compared to the prior corresponding period. This was due to reduced sales following two customers filing for bankruptcy in the prior year, protracted strike action at several retail customers, and an abnormally high vanilla price. Volumes at key retail accounts recovered during the last quarter of the year.

Again, movement in foreign currency exchange rates led to reduction in reported EBITDA on translation of A$12.5 million.

On 3 September 2004, the Group completed the sale of Tones to ABF.

Goodman Fielder

A$million	30 June 2004	30 June 2003*
Sales	2,305.3	699.9
EBITDA (before individually significant items)	350.9	79.7
EBITDA (after individually significant items)	334.5	31.0
EBIT (before individually significant items)	195.6	44.7
EBIT (after individually significant items)	179.2	(4.0)
Total assets	2,805.6	2,969.2

*  2003 comparatives are for the period from 19 March 2003 to 30 June 2003.

Following our acquisition of Goodman Fielder, we restructured the former Baking Australia and Consumer Foods business segments of Goodman Fielder to form our Goodman Fielder Australia business segment.

Goodman Fielder Australia’s baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets’ in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings. In the Australian bread market, Goodman Fielder Australia markets its products under widely recognised Australian brands such as Helga’s, Mightysoft and Wonder White.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The business’ range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. These products are sold under well recognised Australian brand names, including Meadow Lea, Uncle Tobys, White Wings, and Praise.

Goodman Fielder Australia also has a commercial food service division which is a major supplier of edible oils and fats, and other consumer products to a variety of customers including hospitals, restaurants, in-store bakeries and other small food manufacturers.

Our Goodman Fielder New Zealand business is a fully integrated goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty and nutritious snacks, spreads and oils, bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand producing a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including Meadow Lea.

We also manufacture flour, baking ingredients, packaged bread, sweet and savoury baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under well-known brand names including Bluebird, Diamond, Uncle Tobys, and Quality Bakers.

Goodman Fielder’s other businesses include a number of local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream and snack foods in a number of countries in that region. In Fiji and Papua New Guinea, the division’s products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division’s products also have strong market shares in the processed chicken category.

The major restructuring initiatives implemented on acquisition of Goodman Fielder were completed on time, by 30 June 2004. The new management teams in these businesses performed exceptionally well. Restructuring initiatives were implemented expeditiously, resulting in significant increases in their financial results and, of equal importance, enhanced in-market performance as measured by their customers.

Managing Director’s Review of Operations (Continued)

Goodman Fielder (cont.)

The restructuring initiatives have included the elimination of a number of corporate functions, together with significant changes at the divisional management level. Both the fixed and variable costs in each of the businesses were lowered and a set of initiatives intended to improve operating efficiency, particularly with respect to performance as it is measured by our customers, were instigated. Investment was made in the development of new products and line extensions in order to maintain the lead positions held by Goodman Fielder in its various categories. This included new product introductions and relaunches in snacks, cereal, soups, dressings, spreads and breads.

As we reflect on the acquisition, we are most satisfied with the restructurings and the businesses and market positions as they now stand. The trans Tasman baking business is profitable, has scale and critical mass and enjoys strong market positions, with a portfolio of leading brands. This business has come a long way under the restructuring initiatives due to the significant effort of its management group. We expect they will further strengthen its position during the course of this financial year.

The group’s snack food businesses, Uncle Toby’s in Australia and Bluebird group in New Zealand, have achieved excellent results across a broad range of restructuring initiatives aimed at optimizing their in-market performance and profitability. The most important of these initiatives were the efforts of everyone involved in this group to deliver on a very demanding set of new product initiatives. In May this year over 20 new products were launched, including a number of innovative examples. The early results are most pleasing, with our trade customers and consumers commenting favourably on what is Uncle Toby’s first step in a series to maintain and build on its category leadership position.

Recent Developments

On 22 July 2004 we announced that we had reached agreement with Associated British Foods plc (ABF) for the sale of our Yeast and Bakery Ingredients group and Herbs and Spices business for US$1.35 billion. The sale of the Herbs and Spices business was completed on 3 September 2004 and the sale of the Yeast and Bakery Ingredients group is expected to be settled by 30 September 2004, subject to satisfaction of certain conditions precedent.

The Directors would like to thank the staff of these businesses for their support over many years and wish them well for their future.

Approximately US$90.0 million from the proceeds of the sale of Tone Brothers, Inc and certain other property sales will be used to reduce our senior secured debt. A minimum of 25% of the net proceeds from the sale of the Yeast and Bakery Ingredients group will be applied to reduce our senior secured debt on receipt of proceeds.

Following these asset sale transactions, the Group will comprise the Goodman Fielder businesses and the existing corporate structure. Excluding individually significant items, the Goodman Fielder businesses contributed EBITDA of A$351 million for the year. As a number of the cost saving initiatives were introduced progressively throughout the year, we expect the full effect of these initiatives to be realised during the 2005 financial year resulting in further net cost savings of approximately A$35 million.

We have completed a successful year with respect to both operating results and strategic initiatives. The completion of the restructuring of Goodman Fielder has provided us with a solid base to build on the businesses and market positions held by Goodman Fielder. We are looking forward to the continuous improvement of our existing businesses.

/S/ THOMAS DEGNAN

Thomas J Degnan
Managing Director & Chief Executive Officer

DIRECTORS’ REPORT

Your Directors present their report made in accordance with a resolution of the Directors with respect to the financial report of Burns, Philp & Company Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities (the Group), for the year ended 30 June 2004 and the audit report thereon.

DIRECTORS

The Directors of the Company in office and each of their qualifications, experience and special responsibilities at the date of this report are:

Name and Qualifications	Age	Experience and Special Responsibilities
Graeme Hart MBA	49	Chairman. Appointed to the Board on 22 September 1997 as a non-executive director and Chairman on 9 September 2004. Member of the Nomination Committee and the Remuneration Committee. Mr Hart is the Managing Director and owner of Rank Group Limited, a private investment company, which indirectly is the Company’s largest shareholder. Mr Hart is also a director of and, through Rank Group Limited, owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Prior to joining the Company, Mr Hart was Chairman of Whitcoulls Group Limited, a New Zealand publicly listed stationery and book retail group operating in Australia and New Zealand.

Thomas Degnan BA	56	Appointed Chief Executive Officer on 1 September 1997 and Managing Director on 3 September 1997. An executive director, Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer. Mr Degnan is also a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows BA, LLB, ASIA	60	Appointed to the Board on 21 October 1991 as an independent non-executive director and as the lead independent director on 9 September 2004. Chairman of the Audit & Risk Committee, Nomination Committee and the Remuneration Committee. An investment banker, Mr Burrows is currently Deputy Chairman of Brambles Industries Limited, Managing Director of Lazard LLC, London, Chairman of Lazard Australia Pty Limited and a director of John Fairfax Holdings Limited.

Fred Smith Cert Mech E, Bcomm	72	Appointed to the Board on 3 March 1993 as an independent non-executive director. Member of the Audit & Risk Committee, the Nomination Committee and the Remuneration Committee. Mr Smith has been a director of public companies in Australia and the UK for the past 30 years. Mr. Smith was formerly the Chief Executive Officer of APV plc, a UK based public company, a director of GEA Process Technologies GmbH and Executive Chairman of GEA Process Technologies (Asia Pacific), a Director and Deputy Chairman of Australian National Industries Limited. Chairman of Stallion Technologies Pty Limited and Chairman of Sastek Pty Limited.

Directors’ Report (Continued)

DIRECTORS (Cont.)

Name and Qualifications	Age	Experience and Special Responsibilities
Bryce Murray CA, BMS	47	Appointed to the Board on 6 June 2003 as a non-executive director. Member of the Audit & Risk Committee from 1996. Mr Murray was Chief Financial Officer of Rank Group Limited. Mr Murray is also a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. Mr Murray was previously a partner with Deloitte Touche Tohmatsu. In 1992, he became the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart).

Messrs Hart, Degnan, Burrows, Smith and Murray have been in office for the whole of the reporting period. Mr Alan McGregor AO, MA(Hons), LLB, was Chairman of the Company for the whole of the reporting period but resigned as both Chairman and a director on 11 August 2004.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of committees of Directors) and number of Audit & Risk Committee meetings attended by each of the Directors of the Company during the financial year were:

	Directors’ Meetings		Sub Committee		Audit & Risk		Remuneration		Nomination
	(b)		Meetings (c)		Committee Meetings		Committee Meetings (d)		Committee Meetings (e)
	No. held	No.	No. held	No.	No. held	No.		No.		No.
	(a)	attended	(a)	attended	(a)	attended	No. held	attended	No. held	attended
A G McGregor	7	7	—	—	4	4	n/a	n/a	n/a	n/a
G R Hart	7	6	1	1	—	—	n/a	n/a	n/a	n/a
T J Degnan	7	7	1	1	—	—	—	—	—	—
M D I Burrows	7	7	—	—	4	4	n/a	n/a	n/a	n/a
F W Smith	7	6	—	—	4	4	n/a	n/a	n/a	n/a
B M Murray	7	7	—	—	—	—	—	—	—	—

(a)	Reflects the maximum number of meetings each Director was eligible to attend.

(b)	In addition to the meetings held, written resolutions of the Board of the Company were passed on 8 September 2003, 24 September 2003, 20 November 2003, 11 December 2003, 28 December 2003, 3 March 2004 and 8 June 2004.

(c)	A Sub-Committee meeting to approve documentation relating to the half-yearly financial report and the quarterly report.

(d)	The Remuneration Committee was established by the Board on 3 March 2004. Pursuant to the Committee’s Charter, meetings are held at least once a year. The Committee’s first meeting was held on 26 August 2004.

(e)	The Nomination Committee was established by the Board on 3 March 2004. Pursuant to the Committee’s Charter, meetings are held at least once a year. Committee meetings have been held on 26 August 2004 and 9 September 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year were the manufacture, marketing and distribution of food ingredients and consumer branded food products, including yeast, bakery ingredients, herbs and spices, bread, snack foods, breakfast cereals, edible oils and meal components.

REVIEW OF OPERATIONS

The Managing Director’s review of operations and the results of those operations for the financial year are set out on pages 3 to 10 of this Annual Report.

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group which during the financial year under review.

Refer below for events subsequent to balance date.

Directors’ Report (Continued)

CONSOLIDATED RESULT

The net consolidated result attributable to members of the Company for the financial year was a profit of A$110.9 million (2003: profit of A$170.0 million).

EVENTS SUBSEQUENT TO BALANCE DATE

Except as set out below no matter or circumstance has arisen since the end of the reporting period that has significantly affected, or may significantly affect, the Group’s operations, the results of those operations, or its state of affairs in future financial years.

On 22 July 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Tone Brothers Inc., Herbs and Spices business to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 23 of the financial statements.

The sale of Tone Brothers Inc. to ABF was completed on 3 September 2004.

The sale of the Yeast and Bakery Ingredients group is expected to be completed on 30 September 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976.;

•	the issue of a notice from the Commonwealth Government that it does not object to the parties entering into and completing the sale of the Australian holding company for the yeast and bakery ingredients business;

•	the obtaining of certain other regulatory approvals or lapse of relevant time periods;

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

Approximately US$90.0 million from the proceeds of the sale of Tone Brothers, Inc and certain other property sales will be used to reduce our senior secured debt. A minimum of 25% of the net proceeds from the sale of the Yeast and Bakery Ingredients group will be used to repay our senior secured debt on receipt of proceeds.

The financial effects of these transactions have not been reflected in the financial statements for the year ended 30 June 2004.

DIVIDENDS

There have been no dividends paid, declared or recommended since the end of the previous financial year in respect of the ordinary shares. The CP Shares are entitled to receive, where there are profits available for payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30 per CP Share. Dividends are paid quarterly. Since the end of the previous financial year, the following interim dividends were paid to holders of the CP Shares:

Payment Date	Total Dividend	Amount per CP Share (cents)
	A$
30 September 2003	$4,521,508	0.5671
31 December 2003	$4,521,490	0.5671
31 March 2004	$4,472,854	0.5610
30 June 2004	$4,472,854	0.5610

LIKELY DEVELOPMENTS

Likely developments in the Group’s operations in future financial years and the expected results of those operations are reported as appropriate (refer Managing Director’s review of operations).

ENVIRONMENTAL REGULATION

Introduction

All of the Group’s manufacturing operations are subject to the environmental laws of the particular countries in which they operate. The management of environmental risks and compliance with environmental laws is regarded as a key issue. The Company has locally based procedures to monitor and manage compliance with existing and new environmental regulations as they come into force.

The Directors are not aware of any significant breaches of environmental regulations during the financial year.

Directors’ Report (Continued)

Environmental Improvements

During the financial year the Group continued its program of environmental improvement initiatives at its manufacturing locations worldwide. As in previous years, the main area of focus was in improving wastewater treatment facilities at its yeast manufacturing operations.

Environmental Performance

Australian Yeast Operations

The Company’s two yeast manufacturing sites and one yeast research and developments site in Australia are subject to environmental regulation, mainly under State environmental laws. The areas of regulation applicable include air emissions, water and wastewater discharges, noise emissions, dangerous goods storage and handling, solid and liquid waste disposal and site contamination. Each of the manufacturing operations holds licences from state environmental agencies or local regulatory authorities with regard to at least one of these issues.

During the period under review compliance with the requirements of the relevant environmental laws was substantially achieved. There is an ongoing environmental issue with respect to the yeast manufacturing operation located at Camellia in Sydney where appropriate corrective and preventative actions are being taken to ensure compliance with relevant statutory and licence requirements.

The Company has entered into a voluntary remediation proposal with respect to soil and groundwater contamination at the site. In March 2004 a Remedial Action Plan (RAP) was submitted to the NSW Environmental Protection Authority as required. The RAP was reviewed, supported and approved by a statutory auditor. The Company is liaising with the NSW Environment Protection Authority with a view to entering into a Voluntary Remediation Agreement.

Environmental Performance

International Yeast and Herbs and Spices Operations

Burns Philp’s overseas operations are regulated by national or state environmental laws, which are administered by relevant local regulatory authorities.

Compliance with regulatory requirements was substantially achieved across all operations. At some yeast manufacturing operations wastewater discharges do not fully meet local standards but action plans are in place to address those issues and there is an ongoing program of investment in improved wastewater treatment systems across the Group.

Goodman Fielder Operations

There were no prosecutions, fines or penalties issued in connection with any of Goodman Fielder’s manufacturing sites during the financial period.

An extensive review of the Goodman Fielder sites in Australia and New Zealand was conducted during the financial year. The results of this review indicated that there were no significant environmental matters requiring attention. However, the review highlighted an opportunity to improve on-site waste management.

Goodman Fielder has also reviewed water use throughout the businesses with the Mascot site entering into a water saving program with Sydney Water. Goodman Fielder continued its involvement with the National Packaging Covenant and the Australian Food and Grocery Council Environment Committee and Litter Working Group during the financial year.

Working closely with its supply chain members, Goodman Fielder has further reviewed design and packaging criteria for potential environmental benefits. As a result of this review a further packaging weight reduction target of 10% has been set for the period ending June 2005.

Many of Goodman Fielder’s sites are in areas where residential zoning and demographics have altered significantly over the years. This has led to sites liaising more with the local communities than in the past, on odour and noise issues in particular. Many sites, including sites at Mascot, Murarrie, Moorebank, Forestville and Bunbury, have seen significant improvements in their odour and noise generation as a result of process and other improvements instigated by management.

Directors’ Report (Continued)

REMUNERATION OF DIRECTORS AND EXECUTIVES

Under Group policy the performance and remuneration of the Board and senior executives are reviewed annually. The Managing Director’s remuneration is approved by the Board. The fees paid to non executive Board members are determined by the Board and were within the combined amount approved by the shareholders of the Company in General Meetings on 19 November 1993 and 5 November 2003.

At the Company’s Annual General Meeting on 5 November 2003, shareholders passed a resolution by which the aggregate remuneration of non-executive directors was increased from A$450,000 (exclusive of retirement payments) to at total amount not exceeding A$900,000 in any one financial year.

On 5 November 2003 the Board passed a resolution adopting a composite fee model with effect from 1 January 2004.

For the period 1 July 2003 to 31 December 2003 the basic annual fee paid to a non executive Director was A$60,000. An additional fee was paid to Mr Burrows for acting as Chair of the Audit & Risk Committee. Mr McGregor, as Chairman, was paid three times the basic annual fee, i.e., A$180,000. Statutory superannuation contributions were paid to Directors in addition to their directors’ fees. For the period commencing 1 January 2004 Mr McGregor, as Chairman, received fees on an annual basis of A$300,000 and the non-executive directors received fees on an annual basis of A$100,000. These fees are inclusive of any compulsory superannuation contributions and any retirement benefits. No additional fees are payable to a non-executive Director for being a member or Chair of a committee of the Board. Mr Hart and Mr Murray did not receive directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and Director.

Following his resignation on 11 August 2004, Mr McGregor was paid A$505,847 in retirement benefits in accordance with the arrangement referred to in the Remuneration section in the Corporate Governance Statement.

Further details relating to the remuneration (including retirement benefits) of the non-executive Directors are set out in Note 28 of the financial statements.

Executive remuneration and other terms of employment are reviewed annually by the Company having regard to performance during the year, relevant comparative information and independent expert advice. The broad policy is to ensure that remuneration packages properly reflect the nature of the individual’s duties and responsibilities and are competitive enough to attract, retain and motivate people of the highest calibre.

Senior executives may receive a performance based incentive related to achievement of specific objectives set at the start of the year, including profit achievement and operational goals. Non executive Directors do not receive any performance based remuneration.

Details of the nature and amount of each element of the emoluments of each Director of Burns, Philp & Company Limited is as follows:

Directors

	Base		Non cash	Superannuation	Options	Retirement	Total
A$	Emolument	Incentives	Benefits	Contributions	Issued (a)	Benefits	Emoluments
Non executive
M D I Burrows	78,372	—	—	7,053	—	—	85,425
G R Hart	—	—	—	—	—	—	—
A G McGregor	227,615	—	—	20,485	—	—	248,100
B M Murray	—	—	—	—	—	—	—
F W Smith	80,000	—	—	—	—	—	80,000
Executive
T J Degnan (b)	1,693,002	846,501	321,281	29,804	—	—	2,890,589

(a)	No options over unissued shares in the Company were granted to any Director or any officer of the Burns Philp Group as part of their remuneration during the reporting period. There are no unvested options held by any Director or officer.

(b)	Remuneration is payable in US$ and for the purposes of disclosure has been converted to AU$ at the prevailing exchange rates.

Burns, Philp & Company Limited is the holding company of the Burns Philp Group. Other than Mr Degnan, whose emoluments are disclosed above, only four individuals qualify as “officers of Burns, Philp & Company Limited” for the purposes of the Corporations Act 2001. Details of the nature and amount of each element of the emoluments of each of these officers and of the five officers of the Burns Philp Group receiving the highest emoluments are as follows:

Directors’ Report (Continued)

REMUNERATION OF DIRECTORS AND EXECUTIVES (Cont.)

Executive Officers (excluding Directors)

	Base		Non cash	Superannuation	Options	Retirement	Total
A$	Emolument	Incentives	Benefits (c)	Contributions	Issued (a)	Benefits	Emoluments
The Company
A P Hugli (b)	450,000	157,500	34,615	—	—	—	642,115
R Meagher	280,475	225,000	1,079	70,049	—	—	576,603
H D Golding	335,597	140,000	48,939	36,000	—	—	560,536
G Black	201,023	47,000	3,866	38,523	—	—	290,412
Consolidated
S Martin (b)	846,501	564,334	61,163	10,591	—	—	1,482,589
R Vela (b)	600,300	690,000	28,958	89,700	—	—	1,408,958
J Lynch (b)	418,690	418,690	109,977	335,602	—	—	1,282,959
F Wall (b)	527,833	261,005	36,856	—	—	—	825,693
F Schoonyoung (b)	458,521	114,630	90,161	29,804	—	—	693,117

(a)	No options over unissued shares in the Company were granted to any Director or any officer of the Burns Philp Group as part of their remuneration during the reporting period. There are no unvested options held by any Director or officer.

(b)	Remuneration was paid in currencies other than A$ and for the purposes of disclosure it was converted at the prevailing exchange rates.

(c)	This includes movements in accrued annual leave liabilities from the previous financial year.

OPTIONS OVER UNISSUED SHARES OR INTERESTS

In 1998 and 1999 the Company implemented an A$300 million recapitalisation plan which involved the issue of notes and options (2003 Options). In accordance with their terms and conditions of issue, the 2003 Options expired on 14 August 2003. During the year a total of 251,082,230 2003 Options were exercised prior to the expiration date, resulting in the issuance of 251,082,230 ordinary shares. The Company received A$50.2 million on the exercise of the 2003 Options.

No employees options were on issue as at the date of this report (refer Note 16 of the financial statements).

DIRECTORS’ HOLDINGS OF ORDINARY SHARES AND CP SHARES

The number of ordinary shares and CP Shares in which each Director has a relevant interest as at the date of this report and which have been notified by the Directors to the ASX in accordance with Section 205G(1) of the Corporations Act 2001 is as follows:

	Ordinary Shares	CP Shares
G R Hart	1,091,671,101	537,644,211
T J Degnan	3,391,050	619,122
M D I Burrows	5,843	—
F W Smith	13,723	5,779
B M Murray	—	—

Directors’ Report (Continued)

INDEMNIFICATION AND INSURANCE OF OFFICERS

Company’s Constitution

The Company’s Constitution permits the Directors to authorise the Company to indemnify certain officers of the Company or any of its related body corporates, to the extent permitted by law, for liability incurred as an officer provided that:

•	the liability is not owed to the Company or a related body corporate; or

•	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and

•	the liability does not arise out of conduct involving a lack of good faith.

The Company’s constitution also permits the Directors to authorise the Company to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

Indemnities

1.	By a Deed Poll dated 5 November 2001 the Company agreed to indemnify the then current Directors, secretaries and chief financial officer of the Company in the circumstances authorised by the Company’s Constitution. The Company has also agreed to indemnify Mr Murray on the same terms as set out in the Deed Poll dated 5 November 2001, effective from the date of his appointment as a Director, 6 June 2003.

2.	By a Deed Poll dated 18 December 1997 (as amended on 3 November 2000) the Company has agreed to indemnify each director and company secretary (Indemnified Party) from time to time of a subsidiary of the Company against any liability incurred on or after 15 April 1995 and prior to 13 March 2000 to any person (other than a subsidiary or a related body corporate of the Company) as a result of having served as a director, secretary or employee of a subsidiary. The indemnity:

(a)	does not apply to liability arising out of conduct involving lack of good faith, conduct known to be wrongful, or personal matters such as travel to and from work; and

(b)	extends to costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application in relation to such proceedings in which relief is granted under the Corporations Act 2001.

In accordance with amendments made to the Corporations Act 2001, the Deed Poll was amended on 3 November 2000 so that, from 13 March 2000, the Company indemnified each Indemnified Party to the maximum extent provided by law in respect of a liability incurred on or after 13 March 2000 as a result of facts or circumstances relating to the Indemnified Party serving or having served as a director or secretary or employee of any subsidiaries of the Company.

The Company also agreed for a period of 6 years after a person ceases to be a director or secretary of a subsidiary, to maintain directors’ and officers’ liability insurance, if available, on terms that require no materially greater cost to the Company than as at the date of the Deed. The Company agreed to pay premiums in respect of the insurance, except premiums in respect of insurance cover against liability arising out of breach of duty, or other liability in respect of which the Company is prohibited from paying premiums by law.

3.	By letter dated 8 August 1997 the Company agreed, to the extent permissible by law, to indemnify Mr I D Clack in respect of liabilities he may have incurred in the proper performance of his employment as an officer of the Company and to release him from any claims it might otherwise be able to make against him (except for misappropriation of Company property or lack of good faith) in respect of conduct undertaken by Mr Clack in the proper course of his employment and within the limits of his authority.

4.	Under a number of Deeds of Indemnity dated 23 December 1993 a Group company indemnified the Directors of the Company as at that date (being Messrs W R M Irvine, D J Docherty, A G McGregor, M D I Burrows, F W Smith, I D Clack, J M Cowling and A Turnbull) and certain former senior Group executives for all liabilities arising from claims made by third parties under United States of America securities laws as a consequence of any action or statement made in relation to the Company’s securities traded through the American Depositary Receipts system, except where the liability arises out of conduct involving a lack of good faith.

5.	Under a number of Deeds dated 19 August 1993 the Company and certain Group companies indemnified Mr I D Clack and three senior Group executives for all claims made under United States of America securities laws by third parties as a consequence of any action in their capacity as directors of Nutrition 21, Inc. (formerly AMBI Inc., an associated company at 30 June 1997), except where the liability arises out of conduct involving a lack of good faith. All of the beneficiaries of the Deed have ceased to be directors of this company.

The Company has not been advised of any claims under any of the above indemnities.

Directors’ Report (Continued)

Insurance

During the financial year the Company agreed to pay, and has paid, insurance premiums in respect of a directors’ and officers’ liability insurance contract. The individuals covered by the insurance policy are the current and former Directors, secretaries and executive officers of the Company and the current and former directors, secretaries and executive officers of its subsidiaries.

Disclosure of the amount of the premium and of the liabilities covered is prohibited under the insurance contract.

Indemnification of Auditors

During the year, the Company agreed to indemnify the current auditors, KPMG, for any third party litigation resulting from the auditors providing access to their work papers by third parties conducting due diligence procedures related to the sale of its Yeast and Bakery Ingredients group and Tone Brothers, Inc.

ROUNDING OF AMOUNTS

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report and in this Directors’ Report have been rounded to the nearest tenth of a million dollars, unless otherwise shown.

This report has been made in accordance with a resolution of the Directors.

/S/ THOMAS DEGNAN

Thomas J Degnan
Managing Director
9 September 2004

CORPORATE GOVERNANCE STATEMENT

The Board of directors (“the Board”) oversees the business of the Company and is responsible for the corporate governance of the Group.

The Board has considered the “Principles of Good Corporate Governance and Best Practice Recommendations” which were released by the Australian Stock Exchange (ASX) in March 2003 to provide guidance to listed entities on the standards they are expected to meet. The ASX Listing Rules require listed entities to include in their annual report for the first financial year commencing after 1 January 2003, a corporate governance report disclosing the extent to which they have followed the Best Practice Recommendations in the reporting period. To the extent that listed entities have not complied, they must explain why.

In the Company’s 2003 Annual Report it was noted that the Board had resolved to implement the Best Practice Recommendations, to the extent that its practices did not currently conform to these recommendations. The Board has done this on a progressive basis. In doing so, the Company has also taken into account what is now the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (Cth).

As a foreign debt issuer, the Company has also has taken steps to comply with the US Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission (SEC) regulations affecting governance, disclosure and accountability standards.

The Board continues to review its corporate governance practices in the light of both Australian and international requirements. The Company has posted copies of its corporate governance practices to its website.

Set out below are key corporate governance practices that have been in place during the financial year ended 30 June 2004, unless otherwise stated:

BOARD OF DIRECTORS

The Board is responsible for the overall corporate governance of the Group and for determining its strategic direction. This includes the setting of goals, monitoring performance and ensuring the Group’s internal control and reporting procedures are adequate and effective.

Composition of the Board

The Board comprises members with a variety of skills, qualifications and expertise. Details of Board members, including their skills, experience, qualifications and term in office, are set out in the Directors’ Report on page 11. During the financial year ended 30 June 2004 there were five non-executive directors, three of whom were independent, and one executive director. On 11 August 2004, the Company’s independent non-executive Chairman Mr McGregor, resigned due to ill health. Mr. Hart was appointed Chairman on 9 September 2004. There have been no other changes in the composition of the Board subsequent to year end as at the date of this report.

The roles of Chairman and Chief Executive Officer of the Company have been kept separate which is consistent with the Company’s policy to maintain an appropriate division between the roles and responsibilities of the Board and management.

The Company has noted that ASX BPR 2.1 requires that listed entities have a majority of independent directors on the Board. During the financial year ended 30 June 2004 the Board was comprised of a majority of non-executive directors, half of whom were independent. The Board believes that the division of the roles of Chairman and Chief Executive, the strength and expertise of the independent directors provide sufficient measures to ensure shareholders interests are protected. However, the Board is continually reviewing its composition.

Nomination and appointment of directors

A Nomination Committee was established on 3 March 2004. Pursuant to its charter it will be the Nomination Committee’s responsibility to recommend potential new directors to the Board for its consideration. Nominations will be assessed using specific criteria and taking into account the necessary and desirable competencies of new Board members and the strategic direction of the Company.

New directors will be given an orientation regarding the Group’s businesses, corporate governance policies and reporting procedures.

Retirement and re-election of directors

The Board does not consider that a pre-determined restriction on the tenure of directors is appropriate. Such restriction may result in the loss of vital experience and expertise.

The Company’s Constitution requires that each director (other than the Managing Director) retire every three years. Retiring directors may offer themselves for re-election by the members. In addition, any directors appointed during the year must offer themselves for re-election at the next annual general meeting of the Company.

The Nomination Committee will consider and recommend to the Board candidates for election or re-election to the Board.

Corporate Governance Statement (Continued)

Directors’ independence

Directors are considered to be independent if they are independent of management and free from any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the exercise of independent judgment.

An independent Director is a non-executive Director (i.e. is not a member of management) and:

•	holds less than five percent of the voting shares of the Company and is not an officer of, or otherwise associated directly or indirectly with, a shareholder of more than five percent of the voting shares of the Company;

•	within the last three years has not been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the Company or another group member, or an employee materially associated with the service provided;

•	is not a material supplier or customer of the Company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material contractual relationship with the Company or another group member other than as a director of the Company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the company.

The materiality thresholds are assessed on a case-by-case basis, taking into account the relevant director’s specific circumstances, rather than referring to a general materiality threshold.

The Board’s independent directors meet the definition of what constitutes independence as set out in both the Best Practice Recommendations and the Sarbanes-Oxley Act. The independence of the Directors is regularly reviewed and directors have an obligation to declare promptly any potential or active conflicts of interest.

The independent non-executive directors during the financial year ended 30 June 2004 were Mr Alan McGregor, Mr Mark Burrows and Mr Fred Smith.

Chairman

The Company’s Constitution authorises the Board to elect a Chairman to preside at meetings. The Board policy is to select the Chairman from among its non-executive Directors. Mr Alan McGregor, an independent non-executive Director, was Chairman from 25 April 1997 to 11 August 2004. On 9 September 2004, Mr. Hart was appointed Chairman and Mr. Burrows was appointed lead independent Director.

The Chairman is responsible for the leadership of the Board, ensuring it is effective, setting the agenda of the Board, conducting the Board meetings and conducting the shareholder meetings.

It is current Board policy that the Chief Executive Officer of the Company cannot become the Chairman during his term as Chief Executive Officer or in the future.

The role and responsibilities of the Board

The role and responsibilities of the Board are formally set out in the Board charter, which was adopted on 26 August 2004. Prior to this date the Board has followed the practices and procedures which have now been formalised in the charter. The Board charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

Corporate Governance Statement (Continued)

The specific responsibilities of the Board include:

•	Appointment of the Chief Executive Officer and other senior executives and the determination of their terms and conditions including remuneration and termination;

•	Driving the strategic direction of the Company, ensuring appropriate resources are available to meet objectives and monitoring management’s performance;

•	Reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	Approving and monitoring the progress of major capital expenditure, capital management, and significant acquisitions and divestitures;

•	Approving and monitoring the budget and the adequacy and integrity of financial and other reporting;

•	Approving the annual, half-yearly and quarterly accounts;

•	Approving significant changes to the organisational structure;

•	Approving the issue of any shares, options, equity instruments or other securities in the Company;

•	Ensuring a high standard of corporate governance practice and regulatory compliance and promoting ethical and responsible decision making;

•	Recommending to shareholders the appointment of the external auditor as and when their appointment or re-appointment is required to be approved; and

•	meeting with the external auditors, at their request, without management being present.

The Board has delegated to the Chief Executive Officer responsibility for the day-to-day operations and administration of the Company.

Meetings of the Board

The Board is scheduled to meet at least four times per year on a formal basis and holds additional meetings as may be necessary to address significant matters as they arise.

Details of attendances at meetings by directors in the last financial year are reported in the Directors’ Report on page 12.

Performance evaluation

The Nomination Committee has the responsibility to evaluate the performance of the Board, its Committees and its individual Directors. The Remuneration Committee evaluates the performance of key executives as part of their remuneration review.

Performance evaluation for the Board and its members has previously been conducted by the Board on an informal basis.

Board access to information and independent advice

The Company has in place a system to enable any of the directors to obtain external independent professional advice relating to his or her duties as a Board member, at the Company’s expense and subject to prior consultation with the Chairman. To the extent required to enable them to carry out their duties all Directors also have access to the books and records of the Company and may consult management and employees as required.

Company secretary

The Company secretary is responsible for ensuring that Board procedures and policies are followed and provides advice to the Board on corporate governance and legislative matters. All directors have unfettered access to the advice and services of the Company secretary.

Corporate Governance Statement (Continued)

BOARD COMMITTEES

     The Board has three committees, the membership of which is set out below.

	Audit and Risk		Remuneration
	Committee	Nomination Committee	Committee
Independent	Alan McGregor*	Alan McGregor*	Alan McGregor*
non-executive	Fred Smith	Fred Smith	Fred Smith
directors	Mark Burrows**	Mark Burrows**	Mark Burrows**

Non-executive directors	Bryce Murray***	Graeme Hart	Graeme Hart

Executive directors	N/A	N/A	N/A

*	Mr McGregor was a member of all three Committees and the Chairman of the Nomination Committee and Remuneration Committee until 11 August 2004.

**	Mr Burrows, in addition to being the Chairman of the Audit & Risk Committee, became Chairman of the Nomination Committee and Remuneration Committee on 26 August 2004.

***	Mr Murray became a member of the Audit & Risk Committee on 26 August 2004 and was appointed financial expert for Sarbanes-Oxley Act purposes.

Details of attendances at each meeting in the last financial year are set out in the Directors’ Report on page 12.

Each of the Committees has the authority to retain advisers and external legal counsel as appropriate.

Audit & Risk Committee

Composition

The role of the Audit & Risk Committee is set out in its charter. All members must be non-executive Directors, the majority of whom must be independent. All members must be able to read and understand financial statements. Independent non-executive members must satisfy the independence requirements of both the Best Practice Recommendations and the requirements of the Sarbanes-Oxley Act. One of the members is a financial expert, in accordance with the requirements of the Sarbanes-Oxley Act.

Under the charter, a Director may not be both the Chairman of the Audit & Risk Committee and the Chairman of the Board of Directors. Details of the Chairman and members, both during the financial period and currently, are set out in the table above.

Role

The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its statutory and fiduciary responsibilities relating to:

•	the quality and integrity of the Company’s financial statements, accounting policies and financial reporting and disclosure practices;

•	compliance with all applicable laws, regulations and company policy;

•	the effectiveness and adequacy of internal control processes;

•	the performance of the Company’s external auditors and their appointment and removal;

•	the independence of the external auditor and the rotation of the lead engagement partner; and

•	the identification and management of business risks.

Corporate Governance Statement (Continued)

The Committee:

•	reviews the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;

•	oversees financial reports and the results of the external audits of these reports;

•	recommends to the Board procedures for the selection and appointment of the external auditor and reviews performance and rotation of the lead engagement partner;

•	overseas the Company’s risk management systems, practices and procedures; and

•	ensures that the non-audit services provided by the external auditor are consistent with the external auditors’ independence.

All audit and non-audit services provided by the external auditor require pre-approval by the Audit & Risk Committee.

Meetings of the Audit and Risk Committee.

The Committee is scheduled to meet at least four times per year on a formal basis and holds special meetings as necessary.

Meetings are attended from time to time, by invitation, by the other Directors, the Chief Executive Officer, the Company Secretary, the Chief Financial Officer and the external auditor, KPMG.

Details of meetings attended by members in the last financial year are reported in the Directors’ Report on page 12.

Nomination Committee

The Board established the Nomination Committee on 3 March 2004.

Composition

The Committee must comprise at least three non-executive Directors, the majority of whom should be independent. The Board may appoint additional non-executive Directors to the Committee or remove and replace members of the Committee by resolution.

Details of the Chairman and members of the Committee, both during the financial period and currently, are set out in the table on page 22.

Role

The primary function of the Nomination Committee is to:

•	Identify and recommend to the Board candidates for the Board after considering the necessary and desirable competencies of new Board members to ensure the appropriate mix of skills and experience and after assessment of how the candidates can contribute to the strategic direction of the Company;

•	Approve and review induction procedures for new appointees of the Board to ensure that they can effectively discharge their responsibilities;

•	Assess and consider the time required to be committed by a non- executive director to properly fulfill their duty to the Company and advise the Board;

•	Consider and recommend to the Board candidates for election or re-election to the Board at each annual shareholders’ meeting;

•	Review directorships in other public companies held by or offered to directors and senior executives of the Company;

•	Review succession plans for the Board with a view to maintaining an appropriate balance of skills and experience on the Board;

•	Arrange an annual performance evaluation of the Board, its Committees and individual directors;

•	Make recommendations to the Board on the appropriate size and composition of the Board; and

•	Make recommendations to the Board on the terms and conditions of appointment to, and removal and retirement from, the Board.

Meetings of the Nomination Committee

The Committee will meet at least once per year on a formal basis and additionally as circumstances may require.

There have not been any formal meetings held in the financial year ended 30 June 2004 as, prior to its formation in March 2004, the functions of the Nomination Committee were carried out by the Board.

Corporate Governance Statement (Continued)

Remuneration Committee

The Board established the Remuneration Committee on 3 March 2004.

Composition

The Committee must be comprised of at least three directors, the majority being independent non-executive directors. The Board may appoint such additional non-executive directors to the Committee or remove and replace members of the Committee by resolution.

Details of the Chairman and members of the Committee, both during the financial period and currently, are set out in the table on page 22.

Role

The primary purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders by:

•	Reviewing and approving the executive remuneration policy to enable the Company to attract and retain executives and directors who will create value for shareholders;

•	ensuring that the executive remuneration policy demonstrates a clear relationship between key executive performance and remuneration;

•	recommending to the Board the remuneration of executive directors;

•	fairly and responsibly rewarding executives having regard to the performance of the Group, the performance of the executive and the prevailing remuneration expectations in the market;

•	reviewing the Company’s recruitment, retention and termination policies and procedures for senior management

•	reviewing and approving the remuneration of direct reports to the Managing Director, and as appropriate, other senior executives; and

•	reviewing and approving any equity based plans and other incentive schemes.

Meetings of the Remuneration Committee

The Committee meets once a year on a formal basis and additionally as circumstances may require. There have not been any formal meetings held in the financial year ended 30 June 2004 as, prior to its formation in March 2004, the functions of the Remuneration Committee were carried out by the Board.

EXTERNAL AUDITOR

The external auditor was appointed on 27 November 1984. The lead external audit engagement partner was last rotated in June 2000.

The Audit and Risk Committee will meet with the external auditor at least twice without management being present during the financial period. The external auditor also is provided with the opportunity, at its request, to meet with the Board of Directors without management being present.

The external auditor is responsible for planning and carrying out a proper audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports.

The Audit and Risk Committee also reviews the appointment and performance of the external auditor and the rotation of the lead engagement partner and ensures that the non-audit services provided by the external auditor are consistent with the external auditor’s independence and are in compliance with applicable Australian and US legal and accounting requirements.

Attendance at the Annual General Meeting

The Company’s external auditor attends the annual general meeting and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the auditor’s report.

Corporate Governance Statement (Continued)

CERTIFICATION OF FINANCIAL REPORTS

Both the Chief Executive Officer and the Chief Financial Officer have stated to the Board in writing that:

1.	the financial report for the year ended 30 June 2004 presents a true and fair view, in all material respects, of the financial condition of the Company and its operational results and is in accordance with relevant accounting standards;

2.	this statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and

3.	the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place:

Financial monitoring and reporting

The Group has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Board. Management and the Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.

Risk management

The Group has implemented review procedures and designed management functions, which include finance, legal, taxation, environmental and human resources that work closely with operational and executive management in identifying and managing business risk.

The Group evaluates the economic balance between self-retention of risks and risk transfer. The Group has implemented global insurance arrangements for risk transfer with high prudentially rated international insurers. The Group monitors its compliance with its risk management policy and, amongst other risk control measures, develops contingency plans to manage potential business interruptions.

Internal controls

Management assumes the primary responsibility for internal controls and takes responsibility for their internal control environment. The Group has implemented a policy whereby each regional president and financial controller reports, on a quarterly basis, to the Chief Executive Officer and the Chief Financial Officer and, on an exceptions basis, to the Audit & Risk Committee on the operation and effectiveness of key internal controls. Any known deficiencies in internal controls are followed up and actioned by regional management.

In addition, the Company maintains an internal audit function to conduct internal audits and reviews of the Group’s Australian and New Zealand operations. Internal reviews are conducted on an exceptions basis throughout the rest of the Group’s operations.

ETHICAL STANDARDS

Code of Ethics and Conduct of Directors, Senior Executives and Officers

The Code of Ethics and Conduct of Directors, Senior Executives sets out the requirements for all directors and senior executives and officers to observe the highest standard of business ethics, maintain confidentiality and comply with all applicable laws and regulations so as to maintain the reputation for fair and reasonable conduct of the Group and enhance shareholder value.

The Code also promotes ethical decision-making, in compliance with the requirements of the Sarbanes-Oxley Act, and applies to the Chief Executive Officer, the Chief Financial Officer, the Group Financial Controller and other senior executives and financial officers. The Audit & Risk Committee has sole authority to approve any deviation or waiver from the Code of Ethics and Conduct of Directors, Senior Executives and Officers.

The Code was adopted by the Board on 26 August 2004. It is in addition to the Corporate Code of Conduct of Employees (see below) which was in place during the financial year ended 30 June 2004.

Corporate Governance Statement (Continued)

Corporate Code of Conduct of Employees

The Company’s Corporate Code of Conduct is a set of business values and procedures that provides guidance to all employees with respect to compliance with the law in all of their business dealings and decisions on behalf of the Group. The Corporate Code of Conduct extends to all people employed by the Group and is designed to encourage ethical and appropriate behaviour in all areas of business.

The Corporate Code of Conduct of Employees encourages employees to raise any matters of concern with the head of their business unit or the Company Secretary/Group Legal Counsel, without fear of retribution.

DEALINGS IN COMPANY SECURITIES

The time for any Director or employee to buy or sell Company securities is limited to the four (4) week period from the:

• date of the Company’s annual general meeting;

• release of the quarterly results announcement to the ASX;

• release of the half yearly results announcement to the ASX;

• release of the preliminary final results announcement to the ASX; or

• release of a disclosure document offering equity securities in the Company.

The Company may at its discretion vary this rule in relation to a particular period by general announcement to all employees either before or during the period.

However, if a Director or employee of the Company is in possession of price sensitive information which is not generally available to the market, then he or she must not deal in the Company’s securities at any time.

Directors must obtain the approval of the Chairman (or, in the case of the Chairman, the approval of the Deputy Chairman or, where there is not a Deputy Chairman, the lead independent Director) before they buy, sell or otherwise deal in the securities of the Company. First or second line reports of the Chief Executive Officer must obtain approval before dealing.

All employees must notify the Company within five business days of the transaction occurring. In accordance with the provisions of the Corporations Act 2001 and the Listing Rules of the ASX, all directors must advise the Company, which must advise the ASX within five business days, of any transactions conducted by them in the securities of the Company.

REMUNERATION

Non-executive Directors

The Company engaged an independent external consultant during the financial year to advise on appropriate levels of fees for its non-executive Directors. Details of fees paid to the directors during the financial period are set out in the Director’s Report on page X.

From 1993 to 5 November 2003, the maximum amount of fees payable in the aggregate to the Company’s non-executive directors in any one financial year was A$450,000, exclusive of retirement benefits. On 5 November 2003, the shareholders passed a resolution by which the aggregate remuneration of non-executive directors was increased by A$450,000 to a total amount not exceeding A$900,000 in any one financial year.

It was also resolved by the Board on 5 November 2003 that the Company would adopt a composite fee model with effect from 1 January 2004. Under this arrangement the non-executive Directors each receive fees of A$100,000 and the Chairman of the Board may receive fees of A$300,000. Mr. Hart and Mr. Murray did not receive directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and Director. These fees are inclusive of any compulsory superannuation contributions the Company is required to make. No additional fees are payable to any non-executive Director for participation on any committee of the Board.

Up until the end of 2003, Messrs. McGregor, Smith and Burrows were entitled to certain accrued benefits on retirement. At a Board meeting on 5 November 2003 it was resolved to discontinue those retirement arrangements. It was agreed that these arrangements be crystallised as of 31 December 2003 and that the accrued benefit for each director be adjusted by changes in the Consumer Price Index from 1 January 2004. The accrued benefit for a director is payable upon that person ceasing to be a director.

Corporate Governance Statement (Continued)

Executives

Details of remuneration for each of the four highest paid (non-director) executives of the Company and the five highest paid executives of the Group are set out in the Directors’ Report on page 16. Further details on remuneration for specific executives are set out at note 28 of the financial statements.

It is the policy of the Company to provide sufficient remuneration and job benefits in order to attract, retain and motivate a competent workforce. Remuneration levels must be competitive within local markets and also be internally equitable, reflecting “equal pay for equal performance”.

The Group promotes a “pay for performance” approach to remuneration. Remuneration review is linked to, and is generally carried out after, the annual performance management process.

Employee share plans

The Group has in place employee and executive share plans (full details of which are set out in note 16 of the financial statements) but these are no longer active. No shares have been issued or loans made under the share plans since 1997. There is no present intention to make any further loans under such plans.

CONTINUOUS DISCLOSURE

The Company has in place a continuous disclosure policy to ensure that all price sensitive information is disclosed to the:

-	ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules;

-	SEC in accordance with its rules and regulations; and

-	New Zealand Stock Exchange (NZX) in accordance with the Companies Act 1993 and the NZX Listing Rules.

The Company Secretary is responsible for all communications with the ASX, the SEC and the NZX.

All information provided to the ASX, SEC or the NZX is immediately posted to the Company’s website.

COMMUNICATIONS WITH SHAREHOLDERS

The Company has instituted procedures to enable all shareholders and investors to access the Company’s information in a timely and widely available manner.

Information is communicated to shareholders through the distribution of the annual reports by post or by electronic means. Copies of the Company’s annual, half-yearly and quarterly reports, the Chairman’s address at the annual general meeting and announcements made to the ASX, NZX and the SEC are posted on the Company’s website.

Shareholders can register with the Company’s registrar to receive email notifications when the Company makes an announcement to the ASX, including the release of the annual, half-yearly and quarterly reports. Links are made available to the Company’s website on which all information provided to the ASX, NZX and SEC is posted.

Shareholders also have the opportunity to raise matters at general meetings.

CORPORATE GOVERNANCE BEST PRACTICE CODE – NEW ZEALAND

The Company has a secondary listing on the NZX. The corporate governance rules and principles of the ASX and the Company’s current corporate governance practices do not materially differ from the principles set out in the NZX Corporate Governance Best Practice Code.

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report follows:

SHAREHOLDINGS

Substantial Shareholders

As at 23 August 2004 the following substantial shareholding had been advised to the Company:

Ordinary Shares
Rank Group Ltd (a)	1,091,671,101

(a)	This includes holdings in the names of Millstreet Investments Ltd and Kintron Developments Ltd.

Holders of Each Class of equity security

As at 23 August 2004 the distribution and number of holders of each class of equity security, together with holders holding less than a marketable parcel, were as follows:

			Ordinary Shares	CP Shares
			No of Holders	No of Holders
(a) Distribution
1	-	1,000	6,672	3,336
1,001	-	5,000	12,121	2,586
5,001	-	10,000	6,716	813
10,001	-	100,000	8,230	898
100,001	-	And over	643	107

(b) Number of holders of each class of equity security			34,382	7,740

(c) Holding less than a marketable parcel			4,288	2,644

See note 16 of the financial statements for an explanation of terms used.

These numbers are the number of holders as shown on the relevant register. Beneficial holdings may differ.

Voting rights

The voting rights attaching to the ordinary shares are set out in Article 56 of the Company’s constitution. In summary, that article provides that every member present or represented shall have one vote on a show of hands and upon a poll shall have one vote for each fully paid ordinary share held.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings.

Shareholder Information (Continued)

Twenty largest Ordinary Shareholders at 23 August 2004*

	Number of Ordinary	% of Ordinary
	Shares Held	Shares Held
Kintron Developments Ltd	977,497,474	48.11
Millstreet Investments Ltd	114,173,627	5.62
Westpac Custodian Nominees Ltd	91,795,512	4.52
J P Morgan Nominees Australia Ltd	73,453,635	3.62
National Nominees Ltd	63,160,723	3.11
Permanent Trustee Australia Ltd (MMC0007 A/c)	26,642,114	1.31
Citicorp Nominees Pty Ltd	26,054,677	1.28
Queensland Investments Corporation	21,029,584	1.04
ANZ Nominees Ltd	16,846,925	0.83
UBS Private Clients Australia Nominees Pty Ltd	8,370,830	0.41
Permanent Trustee Australia Ltd (MMC0002 A/c)	8,294,805	0.41
AMP Life Ltd	5,252,137	0.26
Suncorp Custodian Services Pty Ltd	5,165,848	0.25
Tower Trust Ltd	5,077,345	0.25
Custodial Services Ltd.	4,612,891	0.23
Elise Nominees Pty Ltd	4,276,603	0.21
First NZ Capital Custodians Ltd	4,208,384	0.21
CSFB Fourth Nominees Pty Ltd	4,152,358	0.20
Portfolio Custodian Ltd	4,000,000	0.20
Maranello Investments Ltd	3,500,000	0.17

Total	1,467,565,472	72.24

Total issued ordinary shares at 23 August 2004	2,031,838,743

*As shown on the register, beneficial holdings may differ.

At 23 August 2004 the Company had 34,382 ordinary shareholders of which the 20 largest holders held 1,467.6 million of the 2,031.8 million ordinary shares on issue. There are 29,647 ordinary shareholders with registered addresses in Australia, 4,297 in New Zealand and 438 registered elsewhere, mostly in the United Kingdom and the United States of America.

Shareholder Information (Continued)

Twenty largest CP Shareholders at 23 August 2004*

	Number of CP	% of CP
	Shares Held	Shares Held
Kintron Developments Ltd	507,615,601	63.67
Westpac Custodian Nominees Ltd	76,432,791	9.59
National Nominees Ltd	61,293,644	7.69
Millstreet Investments Ltd	30,028,610	3.77
J P Morgan Nominees Australia Ltd	27,750,369	3.48
Health Super Pty Ltd	7,886,848	0.99
ANZ Nominees Ltd	4,298,183	0.54
Elise Nominees Pty Ltd	3,959,821	0.50
Invia Custodian Pty Ltd (Black A/c)	3,500,000	0.44
Queensland Investment Corporation	2,728,174	0.34
Cullen Investments Ltd	2,408,042	0.30
Invia Custodian Pty Ltd (WAM Equity Fund A/c)	2,100,002	0.26
Tower Trust (NSW) Ltd	1,536,704	0.19
Transport Accident Commission	1,303,591	0.16
Mr Alistair Peter Wright	1,040,856	0.13
John Hawkesby & Joyce Hawkesby & Norman Cahill	1,000,000	0.13
Mr Marcus Koppel Stone	942,367	0.12
Tricom Nominees Pty Ltd	935,715	0.12
Mrs Jeanette Marjorie Wright	922,429	0.12
Mr Philip Cairns Dixon & Mrs Jacqueline Dixon & Mr Stephen Thomas Wright	875,000	0.11

Total	738,558,747	92.65

Total issued CP Shares at 23 August 2004	797,295,952

*As shown on the register, beneficial holdings may differ.

At 23 August 2004 the Company had 7,740 CP shareholders of which the 20 largest holders held 738.6 million of the approximately 797.3 million CP Shares on issue. There are 6,846 CP shareholders with registered addresses in Australia, 853 in New Zealand and 41 registered elsewhere.

ENQUIRIES

Holders of ordinary and CP Shares seeking information on their security holdings should contact the registrar, ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000, telephone (02) 8280 7127, international 61 2 8280 7127, facsimile (02) 9287 0303, international 61 2 9287 0303, email registrars@asxperpetual.com.au or via the registrar’s website www.asxperpetual.com.au.

All enquiries must include your Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Your SRN or HIN is recorded on most documents forwarded to you including your holding statement, CHESS statement and proxy form.

TAX FILE NUMBER INFORMATION

The Company is obliged to record tax file number or exemption details provided by Australian resident shareholders. While it is not compulsory to provide your tax file number or exemption details, the Company is obliged to deduct tax at the top marginal income tax rate plus Medicare levy from unfranked dividends paid to shareholders resident in Australia who have not supplied this information. For shareholders who have not provided this information, forms are available upon request from our registrar.

CHANGE OF ADDRESS

Please advise the registrar in writing if you have a new postal address.

AMERICAN DEPOSITARY RECEIPTS

In the United States, the Company’s shares are traded on the over-the-counter market in the form of sponsored American Depositary Receipts (ADR). Each ADR represents six Burns Philp ordinary shares. Enquiries about ADRs should be made to the depository, JPMorgan Chase Bank, JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, telephone US Domestic toll free (800) 990-1135, facsimile + 1 (718) 575-4082 email adr@jpmorgan.com.

Shareholder Information (Continued)

GOODMAN FINANCE LIMITED CAPITAL NOTES

Goodman Finance Limited, a wholly-owned subsidiary of the Company incorporated in New Zealand, has issued NZ$212.5 million Capital Notes (New Zealand Capital Notes). Quotation and trading of the New Zealand Capital Notes on the NZX commenced on 1 July 2003. Enquiries about the New Zealand Capital Notes should be made to the registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland (Private Bag 92119, Auckland 1020), telephone +64 9 488 8777, facsimile +64 9 488 8787, email enquiry@computershare.co.nz.

BURNS PHILP COMMUNICATIONS

The annual report is the main source of information for shareholders. All announcements made to the ASX, NZX and the SEC are available for viewing on the Company’s website www.burnsphilp.com. You can subscribe via our registrar’s website, www.asxperpetual.com.au, to receive email notification of the Company’s major announcements.

Shareholders not wishing to receive annual reports should advise the share registry in writing or via our registrar’s website.

Financial Report and Independent Audit Report

CONTENTS

Statements of financial performance

Statements of financial position

Statements of cash flows

Notes to the financial statements

Note	1	:	Statement of significant accounting policies
Note	2	:	Revenue from ordinary activities
Note	3	:	Profit from ordinary activities before income tax
Note	4	:	Income tax
Note	5	:	Cash assets
Note	6	:	Receivables
Note	7	:	Inventories
Note	8	:	Other assets
Note	9	:	Investments accounted for using the equity method
Note	10	:	Other financial assets
Note	11	:	Property, plant and equipment
Note	12	:	Intangible assets
Note	13	:	Payables
Note	14	:	Interest bearing liabilities
Note	15	:	Provisions
Note	16	:	Contributed equity
Note	17	:	Reserves
Note	18	:	Accumulated losses
Note	19	:	Outside equity interests
Note	20	:	Total equity
Note	21	:	Commitments
Note	22	:	Contingent liabilities
Note	23	:	Segment information
Note	24	:	Discontinued operations
Note	25	:	Earnings per share
Note	26	:	Related parties
Note	27	:	Superannuation plans
Note	28	:	Director and executive disclosures for disclosing entities
Note	29	:	Controlled entities
Note	30	:	Disposal of businesses
Note	31	:	Events subsequent to balance date
Note	32	:	Additional financial instruments disclosure

Directors’ declaration

Independent audit report

Five year summary

Statements of Financial Performance

For the year ended 30 June

						Burns, Philp &
				Consolidated		Company Limited
A$ million	Note		2004	2003	2002	2004	2003
Revenue from sale of goods	2		3,354.9	1,880.2	1,292.8	—	—
Cost of goods sold			(2,076.9)	(1,119.5)	(730.5)	—	—

Gross profit			1,278.0	760.7	562.3	—	—
Revenue from rendering of services	2		—	7.0	29.9	—	—
Other revenues from ordinary activities	2		36.5	27.5	6.4	179.9	6.6
Other revenues from ordinary activities – individually significant items	2, 3	(b)	141.5	308.7	—	—	—
Share of net profits of associates accounted for using the equity method	9		12.6	11.1	10.1	—	—
Selling, marketing and distribution expenses			(648.9)	(378.4)	(250.9)	—	—
General and administrative expenses:
Individually significant items	3	(b)	(57.4)	(196.0)	(35.2)	—	—
Other			(323.2)	(200.9)	(135.8)	(20.1)	(13.0)
Net interest expense:
Borrowing costs	3	(a)	(286.9)	(174.8)	(72.9)	(5.9)	(0.5)
Interest revenue	2		5.1	18.0	7.0	20.4	22.0

Profit from ordinary activities before related income tax (expense)/benefit	3		157.3	182.9	120.9	174.3	15.1
Income tax (expense)/benefit relating to ordinary activities	4		(40.8)	(8.6)	28.6	—	6.2

Profit from ordinary activities after related income tax (expense)/benefit			116.5	174.3	149.5	174.3	21.3
Profit attributable to outside equity interests	19		(5.6)	(4.3)	(3.3)	—	—

Net profit attributable to Burns, Philp & Company Limited shareholders	18		110.9	170.0	146.2	174.3	21.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations	17	(a)	(13.4)	(75.2)	(177.0)	—	—
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”			—	(0.3)	—	—	—

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity			(13.4)	(75.5)	(177.0)	—	—

Total changes in equity from non-owner related transactions attributable to Burns, Philp & Company Limited shareholders	20		97.5	94.5	(30.8)	174.3	21.3

Earning per share – basic (cents)
Continuing operations	25		(3.1)	(8.5)	(7.6)
Discontinuing operations	25		7.7	22.9	(24.9)

Basic earnings per share			4.6	14.4	17.3

Earnings per share – diluted (cents)
Continuing operations	25		(1.6)	(2.9)	(1.8)
Discontinuing operations	25		5.5	9.7	8.1

Diluted earnings per share			3.9	6.8	6.3

The attached notes form part of these financial statements

           Statements of Financial Position

           As at 30 June

					Burns, Philp &
			Consolidated		Company Limited
A$ million	Note	2004	2003	2002	2004	2003
Current assets
Cash assets	5	178.5	180.5	923.6	32.1	0.7
Receivables	6	332.5	385.0	160.4	597.4	426.7
Inventories	7	277.4	314.5	123.1	—	—
Other assets	8	35.4	53.5	27.9	6.5	4.5

Total current assets		823.8	933.5	1,235.0	636.0	431.9

Non current assets
Receivables	6	6.0	8.4	1.8	—	—
Investments accounted for using the equity method	9	57.3	53.6	58.6	—	—
Other financial assets	10	5.3	4.7	6.7	280.4	230.4
Property, plant and equipment	11	1,026.5	1,114.9	577.2	0.1	0.1
Intangible assets	12	2,250.0	2,265.3	319.4	—	—
Deferred tax assets	4	69.9	78.2	66.2	4.8	—
Other assets	8	162.0	145.5	99.6	—	—

Total non current assets		3,577.0	3,670.6	1,129.5	285.3	230.5

Total assets		4,400.8	4,604.1	2,364.5	921.3	662.4

Current liabilities
Payables	13	407.3	499.7	142.5	113.5	67.4
Interest bearing liabilities	14	171.4	178.8	205.8	—	—
Current tax liabilities	4	10.1	29.0	9.9	—	0.1
Provisions	15	146.6	195.5	38.5	2.2	0.7

Total current liabilities		735.4	903.0	396.7	115.7	68.2

Non current liabilities
Payables	13	4.7	6.2	3.5	—	—
Interest bearing liabilities	14	2,641.9	2,813.8	1,449.7	—	—
Deferred tax liabilities	4	26.5	22.4	12.0	4.8	—
Provisions	15	102.5	100.4	23.1	0.6	0.5

Total non current liabilities		2,775.6	2,942.8	1,488.3	5.4	0.5

Total liabilities		3,511.0	3,845.8	1,885.0	121.1	68.7

Net assets		889.8	758.3	479.5	800.2	593.7

Equity
Contributed equity	16	1,114.1	1,063.9	868.3	1,114.1	1,063.9
Reserves	17	(247.8)	(234.4)	(159.2)	18.2	18.2
Accumulated losses	18	(3.8)	(96.7)	(248.5)	(332.1)	(488.4)

Equity attributable to Burns, Philp & Company Limited shareholders		862.5	732.8	460.6	800.2	593.7
Outside equity interests	19	27.3	25.5	18.9	—	—

Total equity	20	889.8	758.3	479.5	800.2	593.7

           The attached notes form part of these financial statements.

Statements of Cash Flows

For the year ended 30 June

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
Cash flows from operating activities
Cash receipts in the course of operations	3,550.5	1,934.1	1,335.3	3.5	4.7
Cash payments in the course of operations:
Payments to suppliers and employees	(2,978.1)	(1,562.2)	(1,032.2)	(25.7)	(19.7)
Prepaid slotting allowances paid	(14.2)	(10.5)	(32.0)	—	—
Interest received	6.3	17.0	6.8	20.4	22.0
Borrowing costs paid	(263.8)	(104.3)	(63.5)	(5.9)	(0.5)
Dividends received from associates	9.8	12.7	15.3	—	—
Dividends received from controlled entities	—	—	—	—	1.9
Income taxes paid	(50.4)	(54.2)	(16.6)	(0.1)	(0.3)
Business restructuring costs paid	(85.0)	(31.1)	—	—	—

Net cash provided by/(used in) operating activities(b)	175.1	201.5	213.1	(7.8)	8.1

Cash flows from investing activities(d)
Payments for property, plant and equipment	(83.7)	(80.2)	(82.3)	(0.1)	(0.1)
Payments for other financial assets	(1.0)	—	(3.0)	—	—
Payments for businesses, net of cash acquired(c)
Goodman Fielder	(35.3)	(1,967.3)	—	—	—
Fleischmann Latin America	(2.7)	(191.5)	(20.2)	—	—
Other	—	—	(2.3)	—	—
Equity contributed to a controlled entity	—	—	—	(50.0)	(100.0)
Proceeds from disposal of property, plant and equipment	77.7	27.5	2.3	—	—
Proceeds from disposal of other financial assets	0.3	5.2	—	—	—
Proceeds from disposal of businesses, net of cash disposed of(c)	—	260.8	0.7	—	—
Proceeds from recovery of vendor finance loan	30.0	—	—	—	—
Proceeds from liquidation of controlled entities	—	—	—	—	2.6
Other	0.2	(1.2)	(1.0)	—	—

Net cash used in investing activities	(14.5)	(1,946.7)	(105.8)	(50.1)	(97.5)

Cash flows from financing activities(d)(e)
Proceeds from issue of ordinary shares on exercise of options	50.2	195.6	20.2	50.2	195.6
Proceeds from issue of CP Shares	—	—	104.0	—	—
Repayment of 7.5% Notes	—	—	(135.8)	—	—
Buy-back of convertible debt bonds	—	(181.1)	(2.6)	—	—
Repayment of other borrowings	(208.5)	(2,696.4)	(848.1)	—	—
Drawdown of other borrowings	46.0	4,040.4	1,520.3	—	—
Refinancing costs paid	(15.2)	(75.4)	(20.3)	—	—
Debt issue costs paid	(15.3)	(31.4)	(18.3)	—	—
Net loans from/(to) controlled entities	—	—	—	57.1	(104.4)
Dividends paid — CP Shares	(18.0)	(22.3)	(11.5)	(18.0)	(22.3)
Dividends paid — Goodman Fielder shareholders	—	(195.3)	—	—	—
Dividends paid — outside equity interests	(4.8)	(1.0)	(1.1)	—	—
Other	—	0.7	0.6	—	—

Net cash (used in)/provided by financing activities	(165.6)	1,033.8	607.4	89.3	68.9

Net (decrease)/increase in cash held	(5.0)	(711.4)	714.7	31.4	(20.5)
Cash at beginning of year	178.0	922.7	216.0	0.7	21.0
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)	(2.9)	(33.3)	(8.0)	—	0.2

Cash at end of year(a)	170.1	178.0	922.7	32.1	0.7

The attached notes form part of these financial statements.

Statements of Cash Flows (Continued)

						Burns, Philp &
			Consolidated			Company Limited
A$ million			2004	2003	2002	2004	2003
(a	)	Reconciliation of cash
		Cash assets (refer note 5)	178.5	180.5	923.6	32.1	0.7
		Bank overdrafts (refer note 14)	(8.4)	(2.5)	(0.9)	—	—

		Cash as per statements of cash flows	170.1	178.0	922.7	32.1	0.7

(b	)	Reconciliation of net cash provided by/(used in) operating activities to profit from ordinary activities after income tax
		Profit from ordinary activities after income tax	116.5	174.3	149.5	174.3	21.3
		Add/(less)
		Depreciation and amortisation	233.2	131.7	105.0	0.1	0.1
		Net expense from movements in provisions	85.3	102.1	49.7	1.7	(0.5)
		Slotting allowances paid	(14.2)	(10.5)	(32.0)	—	—
		Share of net profits of associates	(12.6)	(11.1)	(10.1)	—	—
		Dividends received from associates	9.8	12.7	15.3	—	—
		Dividends received from controlled entities	—	—	—	(176.4)	—
		Net (profit)/loss on disposal of non current assets and businesses	(29.7)	(62.9)	2.0	—	—
		Foreign currency gains on borrowings	(56.5)	(139.1)	—	(2.3)	(4.0)
		Recovery of vendor finance loan	(30.0)	—	—	—	—
		Amortisation and write off of deferred borrowing costs	24.2	41.4	3.9	—	—
		Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:
		Trade debtors	46.1	47.0	8.6	—	—
		Inventories	32.7	18.7	(14.9)	—	—
		Trade creditors	(68.6)	(4.5)	8.4	—	—
		Provisions	(166.9)	(91.7)	(24.3)	(0.2)	(0.5)
		Current and deferred tax provisions	(9.8)	(38.6)	(0.8)	(0.1)	(6.5)
		Future income tax benefit	0.2	(7.0)	(44.4)	—	—
		Other assets and liabilities (net)	15.4	39.0	(2.8)	(4.9)	(1.8)

		Net cash provided by/(used in) operating activities	175.1	201.5	213.1	(7.8)	8.1

Statements of Cash Flows (Continued)

					Consolidated
			2004		2003		2002
A$ million			Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
(c	)	Acquisitions and disposals of businesses
		Consideration:
		Cash payment*	(38.0)	—	(2,164.5)	—	(22.5)	—
		Deposit paid – prior year	—	—	(20.2)	—	—	—
		Amount payable	—	—	(26.0)	(0.5)	—	—
		Cash proceeds	—	—	—	266.0	—	0.7

			(38.0)	—	(2,210.7)	265.5	(22.5)	0.7

		Fair value of net assets acquired/ disposed of:
		Property, plant and equipment	—	—	(731.9)	134.6	—	—
		Goodwill	(12.0)	—	(1,376.8)	26.9	—	—
		Identifiable intangible assets	—	—	(691.2)	9.4	—	—
		Trade debtors	—	—	(288.0)	28.0	—	—
		Inventories	—	—	(262.1)	35.4	—	—
		Cash	—	—	(8.4)	5.2	—	—
		Other current and non current assets	—	—	(120.1)	3.1	(20.2)	0.7
		Trade creditors	—	—	259.2	(6.9)	—	—
		Dividend payable – Goodman Fielder shareholders	—	—	195.3	—	—	—
		Other payables	(26.0)	—	75.9	(4.1)	(2.3)	—
		Bank overdraft	—	—	2.7	—	—	—
		Other interest bearing liabilities	—	—	351.4	—	—	—
		Current and deferred tax liabilities	—	—	55.3	(6.2)	—	—
		Provisions	—	—	318.4	(11.5)	—	—

			(38.0)	—	(2,220.3)	213.9	(22.5)	0.7
		Outside equity interests	—	—	9.6	—	—	—
		Profit on disposal of businesses	—	—	—	51.6	—	—

			(38.0)	—	(2,210.7)	265.5	(22.5)	0.7

		(Outflow)/inflow of cash:
		Cash (payment)/proceeds	(38.0)	—	(2,164.5)	266.0	(22.5)	0.7
		Cash acquired/(disposed of)	—	—	5.7	(5.2)	—	—

			(38.0)	—	(2,158.8)	260.8	(22.5)	0.7

*	Current year amount of A$38.0 million represents payment of additional transaction costs during the year in respect of the Goodman Fielder and Fleischmann’s Latin America acquisitions.

(d)	Non cash financing and investing activities

There were no significant non cash financing and investing activities during the years ended 30 June 2003 and 2004.

During the year ended 30 June 2002, A$260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer.

Total consideration for the Notes Buy Back comprised cash of A$130.45 million and a A$130.45 million allotment of converting preference shares (CP Shares). A$5.3 million of the 7.5% Notes were also redeemed for cash during the year ended 30 June 2002.

In addition to the A$130.45 million allotment of CP Shares pursuant to the Notes Buy Back Offer, a renounceable rights issue of CP Shares during the year ended 30 June 2002 raised cash of A$104.0 million.

(e)	Financing facilities – refer note 14(k).

Notes to the Financial Statements

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of this financial report, are:

(a)	Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and result of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s equity accounted share of the associates’ net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity’s interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange ruling on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on net foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Other foreign exchange translation gains or losses arising on current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

   Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Goodwill

Goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortised on a straight line basis over the period of expected benefit, not exceeding 20 years. In the years ended 30 June 2002, 2003 and 2004, goodwill has been amortised at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed annually by the Directors.

(e)	Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortised on a straight line basis over the period of expected benefit, not exceeding 40 years. In the years ended 30 June 2002, 2003 and 2004, identifiable intangible assets have been amortised at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed annually by the Directors.

(f)	Research and development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting fermentation technology and other technologies, is charged against the consolidated result in the year in which it is incurred.

(g)	Property, plant and equipment

Depreciation is provided on plant and equipment generally on a straight line basis at annual rates varying between 3% and 33% (2003 – 3% and 33%; 2002 – 3% and 33%) so as to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings on a straight line basis at annual rates varying between 2% and 2.5% (2003 – 2% and 2.5%; 2002 – 2%) over their expected economic useful lives of 40 to 50 years. Leasehold properties and improvements are amortised over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2003 – 3% and 5%; 2002 – 3% and 5%) being 20 to 33 years.

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and amortisation, and recoverable amount.

(h)	Investments

Associates

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other investments

Other investments are carried at the lower of cost and recoverable amount.

(i)	Recoverable amount of non current assets valued on cost basis

The carrying amounts of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(j)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Rendering of services

Revenue comprises revenue earned from provision of services to entities outside the consolidated entity. Revenue is recognised when the fee in respect of services provided is receivable.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

   Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sale of non current assets

The gross proceeds of non current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognised by the Company when they are declared by the controlled entities.

Revenue from dividends from other investments are recognised when received.

(k)	Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing cost are expensed as incurred unless they relate to qualifying assets.

(l)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the consolidated entity has applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended 30 June 2004. The implementation date for the tax consolidated group was 12 June 2003. The head entity in the consolidated tax group, Burns, Philp, recognises all of the current and deferred tax assets and liabilities of the consolidated tax group. All wholly-owned subsidiaries in the consolidated tax group have entered into a tax sharing agreement with Burns, Philp.

In addition to the tax sharing agreement, the consolidated tax group intends to enter into a tax funding agreement to recharge the tax balances to members of the consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement will be recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

As a result of significant unrecognised Australian carried forward tax losses, of which recovery is not virtually certain, no additional tax assets or liabilities have been recognised on formation of the consolidated Australian tax group.

Withholding tax is provided on overseas earnings, which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(m)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realisable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

(n)	Prepaid slotting allowances

The consolidated entity has incurred costs (slotting allowances) in connection with shelf space contracts for certain of its herbs and spices food products. Time based contracts are amortised over the life of the contract, generally three to five years. Volume based contracts are amortised over the volume of purchases. Prepaid slotting allowances are not recorded in excess of their recoverable amount.

(o)	Employee entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees’ services provided up to balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

   Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Superannuation plans

The Company and other controlled entities contribute to several defined benefits and defined contribution superannuation plans. Contributions are expensed as incurred.

Provisions are recognised to provide for estimated defined benefit plan deficits. The estimated deficits of the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of the accrued benefits take into account the estimated present value of benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which may vary between 4.5% and 7.0%, are based on respective government bond rates.

(p)	Statements of cash flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

(q)	Converting financial instruments

Converting financial instruments, such as converting preference shares, which must convert to ordinary shares are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in fair value of the Company’s ordinary shares with related distributions treated as dividends.

(r)	Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the cost of acquisition over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining cost of acquisition is then allocated to goodwill.

(s)	Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:

•	the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were into entered by the date of acquisition; and

•	a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less, than the lease rental payable.

The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

   Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Workers’ compensation

Goodman Fielder Pty Ltd (Goodman Fielder) is a licensed self-insurer under the Victorian Accident Compensation Act and, until April 2004, was a licensed self-insurer under the New South Wales Workers’ Compensation Act. Provisions have been made in respect of all employees in Victoria and New South Wales for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus prudential margin. The actuarial assessment is based on a number of assumptions including those related to the long term nature of certain claims, the frequency and value of claims and a discount rate that is based on Australian Commonwealth Government Bond yields. Workers’ compensation for all remaining employees is insured commercially in compliance with the relevant state schemes. Refer note 15(b) for further details.

(t)	Receivables

Trade debtors

Trade debtors are carried at original invoice amount less any provision for doubtful debts. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors

Amounts receivable, other than trade receivables, from related or other parties are carried at amounts due less any provision for doubtful debts. Interest, when charged, is taken up as income on an accrual basis.

(u)	Rounding off

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

(v)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) litigation-related contingencies; 2) impairment assessments of goodwill and long-lived assets; 3) preliminary allocation of purchase price to the fair value of assets acquired and liabilities assumed in connection with a business combination; and 4) realisation of deferred income tax assets. These estimates are discussed further throughout the accompanying notes.

(w)	Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

(x)	Comparative figures

Comparative figures have been adjusted to reflect the presentation adopted as at 30 June 2004.

During the year ended 30 June 2003, the Group obtained control of Goodman Fielder and its controlled entities. The financial statements of Goodman Fielder have been consolidated since 19 March 2003, the effective date we obtained control. Consequently, the current year’s statements of financial performance and statements of cash flows are not directly comparable to the prior years.

Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)	Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after 1 July 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impact on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

•	To the extent not already recognised, financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Deferred income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities being recognised and, as tax effects follow the underlying transaction, some tax effects may be recognised in equity;

•	Intangible assets:

-	Internally generated intangible assets will not be recognised;

-	Intangible assets can only be revalued if there is an active market;

This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.

•	Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortised; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

   Notes to the financial statements (continued)

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The company is in the process of assessing and quantifying the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS. Steps are in place to formulate the changes required to existing accounting policies, procedures and systems in order to properly transition to the new accounting standards prior to the implementation date.

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES
Revenue from operating activities
Sale of goods revenue	3,354.9	1,880.2	1,292.8	—	—
Rendering of services revenue	—	7.0	29.9	—	—

Total revenue from sale of goods and rendering of services	3,354.9	1,887.2	1,322.7	—	—
Other revenues from operating activities:
Interest revenue from controlled entities	—	—	—	20.3	21.6
Interest revenue from other parties	5.1	18.0	7.0	0.1	0.4
Dividends received from controlled entities	—	—	—	176.4	1.9
Proceeds from disposal of non current assets	26.2	23.5	2.3	—	—
Other	10.3	4.0	4.1	3.5	4.7
Revenue from outside operating activities
Individually significant unrealised foreign currency gain	56.5	139.1	—	—	—
Individually significant proceeds from recovery of vendor finance loan	30.0	—	—	—	—
Individually significant proceeds from disposal of non current assets and businesses	55.0	169.6	—	—	—

Total revenue from ordinary activities	3,538.0	2,241.4	1,336.1	200.3	28.6

   Notes to the financial statements (continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain/(loss) on disposal of property, plant and equipment*	29.7	10.4	(2.0)	—	—
Net gain on disposal of other financial assets	—	0.9	—	—	—
Net gain on disposal of businesses**	—	51.6	—	—	—
Net foreign exchange gain/(loss)***	56.7	138.3	(0.2)	2.3	4.0
Net bad and doubtful debts expense including movements in provision for doubtful debts	(3.0)	(4.4)	(9.3)	—	—
Operating lease rental expense	(34.1)	(12.0)	(7.5)	(0.1)	(0.1)
Research and development costs expensed	(14.2)	(8.7)	(5.8)	—	—
Borrowing costs:
New Zealand Capital notes	(18.4)	(1.5)	—	—	—
Senior notes	(13.6)	(0.6)	—	—	—
Senior subordinated notes	(91.7)	(75.9)	—	—	—
Debt Bonds	—	(1.8)	(10.7)	—	—
7.5% Notes	—	—	(2.4)	—	—
Controlled entity	—	—	—	(5.8)	—
Other parties	(139.0)	(86.2)	(55.9)	(0.1)	(0.5)
Deferred borrowing costs amortised	(24.2)	(8.8)	(3.9)	—	—

Total borrowing costs***	(286.9)	(174.8)	(72.9)	(5.9)	(0.5)

Depreciation and amortisation:
Plant and equipment	(104.4)	(67.0)	(53.8)	(0.1)	(0.1)
Freehold properties	(11.9)	(4.7)	(4.8)	—	—
Leasehold properties	(0.8)	(0.4)	(0.2)	—	—
Leasehold improvements	(0.6)	(1.1)	(1.8)	—	—
Goodwill	(72.0)	(21.8)	(2.5)	—	—
Identifiable intangibles	(23.6)	(13.3)	(9.4)	—	—
Prepaid slotting allowances	(19.9)	(23.4)	(32.5)	—	—

Total depreciation and amortisation	(233.2)	(131.7)	(105.0)	(0.1)	(0.1)

*	The net gain of A$29.7 million in the current year includes gains of A$15.2 million on the sale of Mascot property and A$14.0 million on the sale of New Zealand property, both of which have been reported as individually significant items. The net gain of A$10.4 million in the year ended 30 June 2003 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item in that year (refer note 3 (b)).

**	Included in individually significant items in the year ended 30 June 2003 (refer note 3(b)).

***	The net foreign exchange gains of A$56.7 million in the current year and A$138.3 million in the year ended 30 June 2003, include unrealised foreign currency gains on unhedged borrowings of A$56.5 million and A$139.1 million, respectively, which have been included in individually significant items (refer note 3(b)).

Total borrowing costs of A$286.9 million in the year ended 30 June 2004 and A$174.8 million in the year ended 30 June 2003 do not include these unrealised foreign currency gains on unhedged borrowings.

Notes to the financial statements (continued)

					Burns, Philp &
		Consolidated			Company Limited
A$ million		2004	2003	2002	2004	2003
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)
(b) Individually significant items
Included in other revenue from ordinary activities		141.5	308.7	—	—	—
Included in general and administrative expenses from ordinary activities		(57.4)	(196.0)	(35.2)	—	—

Total individually significant items		84.1	112.7	(35.2)	—	—

Consisting of:
(i)	Unrealised foreign currency gain	56.5	139.1	—	—	—
(ii)	Business restructuring costs	(31.6)	(52.0)	—	—	—
(iii)	Recovery of vendor finance loan	30.0	—	—	—	—
(iv)	Gain on sale of Mascot property
	Sale proceeds	35.0	—	—	—	—
	Carrying amount of property	(19.8)	—	—	—	—
(v)	Gain on sale of New Zealand property
	Sale proceeds	20.0	—	—	—	—
	Carrying amount of property	(6.0)	—	—	—	—
(vi)	Gain on sale of Australasian Terminals business
	Sale proceeds	—	83.5	—	—	—
	Carrying amount of net assets sold	—	(42.8)	—	—	—
(vii)	Gain on sale of North American Industrial Vinegar business
	Sale proceeds	—	76.9	—	—	—
	Carrying amount of net assets sold	—	(66.0)	—	—	—
(viii)	Gain on sale of South Yarra property
	Sale proceeds	—	9.2	—	—	—
	Carrying amount of property	—	(2.6)	—	—	—
(ix)	Deferred borrowing costs written off	—	(32.6)	—	—	—
(x)	Provision for amounts due from Kmart USA	—	—	(10.1)	—	—
(xi)	Provision for Oakland closure costs	—	—	(25.1)	—	—

		84.1	112.7	(35.2)	—	—

(i)	Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealised foreign currency gain of A$56.5 million (2003 – A$139.1 million) has been included in the consolidated statement of financial performance.

(ii)	Following the acquisition of Goodman Fielder in March 2003, the Group announced a number of restructuring programs arising from a review of Goodman Fielder’s operations. As these programs were not announced at the time of the acquisition, redundancy and other costs arising from these restructuring programs of A$31.6 million have been expensed in the current year (2003 – A$48.7 million). In addition, restructuring costs of A$3.3 million were incurred in respect of the Fleischmann’s Latin America acquisition in the year ended 30 June 2003.

Movements in the components of the various business closure and rationalisation provisions involved have been as follows:

Notes to the financial statements (continued)

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)

	Property, Plant
	and Equipment
A$ million	Write Down	Severance*	Other**	Total
Goodman Fielder Australia
Balance at 30 June 2002	—	—	—	—
Provision acquired during the year	—	16.7	5.2	21.9
Provision made during the year	—	35.8	0.8	36.6
Amount utilised during the year	—	(17.0)	(0.1)	(17.1)

Balance at 30 June 2003	—	35.5	5.9	41.4
Adjustment to provision acquired***	—	—	30.0	30.0
Provision made during the year	3.3	22.6	5.7	31.6
Amount utilised during the year	(3.3)	(33.4)	(39.4)	(76.1)

Balance at 30 June 2004	—	24.7	2.2	26.9

Goodman Fielder New Zealand
Balance at 30 June 2002	—	—	—	—
Provision acquired during the year	—	2.0	—	2.0
Provision made during the year	—	3.9	4.4	8.3
Amount utilised during the year	—	—	(3.1)	(3.1)
Foreign currency fluctuations	—	(0.7)	—	(0.7)

Balance at 30 June 2003	—	5.2	1.3	6.5
Amount utilised during the year	—	(4.0)	(0.5)	(4.5)
Foreign currency fluctuations	—	0.2	0.1	0.3

Balance at 30 June 2004	—	1.4	0.9	2.3

Goodman Fielder Other Businesses
Balance at 30 June 2002	—	—	—	—
Provision acquired during the year	—	12.0	17.3	29.3
Provision made during the year	—	3.4	0.4	3.8
Amount utilised during the year	—	(13.2)	(11.8)	(25.0)

Balance at 30 June 2003	—	2.2	5.9	8.1
Amount utilised during the year	—	(1.4)	(4.0)	(5.4)

Balance at 30 June 2004	—	0.8	1.9	2.7

Fleischmann’s Latin America
Balance at 30 June 2002	—	—	—	—
Provision made during the year	—	1.2	2.1	3.3
Amount utilised during the year	—	(1.2)	(0.8)	(2.0)

Balance at 30 June 2003	—	—	1.3	1.3
Amount utilised during the year	—	—	(1.2)	(1.2)
Foreign currency fluctuations	—	—	(0.1)	(0.1)

Balance at 30 June 2004	—	—	—	—

*	The Goodman Fielder Australia severance provision related to 2,090 employees, 432 and 984 of whom were terminated during the years ended 30 June 2003 and 30 June 2004, respectively. The Goodman Fielder New Zealand severance provision related to 93 employees, 78 of whom were terminated during the year ended 30 June 2004. The Goodman Fielder Other Businesses’ severance provision related to 186 employees, 165 and 14 of whom were terminated during the years ended 30 June 2003 and 30 June 2004, respectively. The Fleischmann’s Latin America severance provision related to 207 employees, all employees were terminated during the year ended 30 June 2003.

**	Other provisions include individual provisions for costs related to site closure and remediation costs. The Goodman Fielder Australia other provision also includes provision for costs associated with the re-negotiation of unfavourable supply contracts. The Fleischmann’s Latin America other provision also includes individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the year ended 30 June 2003 and 2004, the other provision was used to offset the cost of scrapping raw materials and spare parts and the costs of environmental clean up.

***	Refer note 12(b).

Notes to the financial statements (continued)

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)

(iii)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan and its fair value was assessed as nil. Accordingly, no value was assigned on acquisition. During the six months ended 31 December 2003, Bartter initiated and completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognised as revenue in the current year.

(iv)	In June 2004, the Group sold a property at Mascot, Australia, the site of a liquid fats and oils production plant, resulting in again on sale of A$15.2 million.

(v)	In June 2004, the Group sold a property in Auckland, New Zealand, the site of the New Zealand yeast plant, resulting in a gain on sale of A$14.0 million.

(vi)	During the year ended 30 June 2003, the Group sold its Terminals business, resulting in a gain of A$40.7 million.

(vii)	During the year ended 30 June 2003, the Group completed the sale of its North America Industrial Vinegar business resulting in a gain of A$10.9 million.

(viii)	Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold in the year ended 30 June 2003 resulting in a gain of A$6.6 million.

(ix)	As part of the acquisition of Goodman Fielder during the year ended 30 June 2003, the Group’s then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement. In addition, in March 2003, the Group drew down the entire amount of an A$1.35 billion secured senior share acquisition bridge facility which was repaid in full in April 2003. Following the repayment of this share acquisition bridge facility, borrowing costs associated with the facility of A$18.2 million were expensed.

(x)	In December 2001, Kmart USA, a major customer of the herbs and spices business, announced it was seeking protection from its creditors under US bankruptcy laws. As a result, a provision of A$10.1 million, being the full amount outstanding from Kmart USA, was made as at 31 December 2001.

(xi)	In March 2002, the Group announced the closure of its yeast plant in Oakland, California. As a result of this decision, the Group recorded an expense of A$25.1 million in the year ended 30 June 2002. This charge included A$3.2 million related to expected severance costs, A$4.7 million related to costs to remediate the land and a non cash charge of A$17.2 million to record a write-down in the carrying value of the land, buildings and equipment to recoverable amount.

Movements in the components of the Oakland provision for closure costs have been as follows:

	Property, Plant
	and Equipment
A$ million	Write Down	Severance*	Other**	Total
Balance at 30 June 2001	—	—	—	—
Provision made during the year	17.2	3.2	4.7	25.1
Amount utilised during the year	(17.2)	(1.1)	(0.9)	(19.2)
Foreign currency fluctuations	—	(0.1)	(0.2)	(0.3)

Balance at 30 June 2002	—	2.0	3.6	5.6
Amount utilised during the year	—	(1.6)	(3.0)	(4.6)
Foreign currency fluctuations	—	(0.2)	(0.3)	(0.5)

Balance at 30 June 2003	—	0.2	0.3	0.5
Amount utilised during the year	—	(0.2)	(0.1)	(0.3)

Balance at 30 June 2004	—	—	0.2	0.2

*	The severance provision related to 45 employees, who were terminated during the years ended 30 June 2002 to 2004.

**	The other provision includes individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the years ended 30 June 2002, 2003 and 2004, the other provision was used to offset the costs of scrapping raw materials and spare parts and the costs of environmental clean up.

Notes to the financial statements (continued)

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (Continued)

				Burns, Philp &
		Consolidated		Company Limited
A$ ’000	2004	2003	2002	2004	2003
(c) Auditors’ remuneration
Audit services
Auditors of the Company - KPMG
KPMG Australia
Audit and review of financial reports*	1,171.8	922.6	336.5	150.0	152.0
Audit of special purpose financial reports **	696.8	—	—	—	—
Other regulatory audit services	—	11.0	11.0	—	11.0
Overseas KPMG firms
Audit and review of financial reports*	1,025.3	751.0	547.1	—	—
Other regulatory audit services	57.9	58.4	73.9	—	—

Total KPMG	2,951.8	1,743.0	968.5	150.0	163.0
Other Auditors
Audit and review of financial reports	28.4	147.7	23.0	—	—

Total audit services	2,980.2	1,890.7	991.5	150.0	163.0

Other services
Auditors of the company – KPMG
KPMG Australia
US GAAP assurance services***	328.7	1,246.8	659.5	—	—
Refinancing due diligence****	400.0	1,340.6	—	—	—
Other assurance services	184.3	141.0	149.2	12.0	12.0
Overseas KPMG firms
US GAAP assurance services***	210.2	546.0	222.5	—	—
Other assurance services	140.2	59.2	262.8	—	—
Taxation *****	641.8	436.0	224.9	—	—

Total KPMG	1,905.2	3,769.6	1,518.9	12.0	12.0
Other auditors
Other assurance services	—	2.9	—	—	—
Taxation	4.5	5.5	0.1	—	—

Total other services	1,909.7	3,778.0	1,519.0	12.0	12.0

All audit and other services provided by all auditors are pre-approved by the Audit & Risk Committee. As part of this pre-approval process, the Audit & Risk Committee ensures that the services do not impact on the auditors independence.

*	The 2004 and 2003 fees include amounts paid in relation to the audit of Goodman Fielder and its controlled entities. During 2004, overseas KPMG firms were appointed as the local auditor for 5 additional overseas Goodman Fielder operations.

**	Audit of special purpose financial reports prepared in conjunction with the business disposals detailed in note 30.

***	The fees for US GAAP assurance services represent amounts paid in relation to opinions provided on US GAAP financial information required by the indentures governing the Group’s US$ senior and senior subordinated notes. The 2004 fees represents the examination of 30 June 2004 US GAAP financial information and work associated with the finalisation of the registration of the debt offerings with the United States Securities and Exchange Commission. The 2003 fees for US GAAP assurance services represent amounts paid in relation to opinions provided on US GAAP financial information as part of raising the 10.75% senior subordinated notes and the 9.5% senior notes. The 2002 fees include amounts paid in relation to the 9.75% senior subordinated notes.

****	The 2004 and 2003 fees represent amounts paid for due diligence reports required by the Group’s financiers as a condition of raising additional funding.

*****	These fees relate to taxation compliance services provided primarily by KPMG offices in Europe and South America.

     Notes to the financial statements(continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 4. INCOME TAX (Continued)
Income tax (expense)/benefit relating to ordinary activities
Prima facie income tax (expense) calculated at 30% (2003 - 30%; 2002 - 30%) on profit from ordinary activities	(47.2)	(54.9)	(36.2)	(52.2)	(4.5)
(Increase)/decrease in income tax (expense) due to:
Utilisation of tax losses and timing differences not previously recognised	17.1	44.3	19.9	—	11.2
Non assessable dividend income	—	—	—	52.9	—
Proceeds received on recovery of vendor finance loan not taxable	9.0	—	—	—	—
Gain on sale of New Zealand property not taxable	4.6	—	—	—	—
Non assessable gain on sale of Australasian Terminals business	—	12.5	—	—	—
Share of net profits of associates	3.8	3.3	3.0	—	—
Differences in overseas tax rates	(8.8)	(8.3)	(5.9)	—	—
Amortisation of intangible assets not deductible for tax	(25.4)	(10.5)	(3.6)	—	—
Other permanent adjustments	6.1	0.6	3.5	(0.7)	(0.5)

Income tax (expense)/benefit relating to ordinary activities before individually significant income tax items	(40.8)	(13.0)	(19.3)	—	6.2
Individually significant income tax items:
Recoupment of United States tax losses and timing differences not previously recognised	—	9.0	47.9	—	—
Income tax (expense) resulting from a subsidiary ownership restructuring	—	(4.6)	—	—	—

Income tax (expense)/benefit relating to ordinary activities	(40.8)	(8.6)	28.6	—	6.2

Income tax (expense)/benefit is made up of:
Current income tax (expense)	(35.5)	(12.0)	(15.0)	—	(0.4)
Deferred income tax (expense)/benefit	(5.3)	3.4	43.6	—	6.6

	(40.8)	(8.6)	28.6	—	6.2

Current tax liabilities
Provision for current income tax	10.1	29.0	9.9	—	0.1

Deferred tax liabilities
Provision for deferred income tax	26.5	22.4	12.0	—	—

Comprises the deferred liability at current income tax rates of the following items:
Excess of taxation depreciation over accounting depreciation	21.2	15.6	9.7	—	—
Unrealised foreign currency gains	57.5	47.9	—	—	—
Tax losses carried forward	(55.3)	(41.7)	—	—	—
Other items	3.1	0.6	2.3	—	—

	26.5	22.4	12.0	—	—

Deferred tax assets
Future income tax benefit	69.9	78.2	66.2	—	—

Comprises the future tax benefit at current income tax rates of the following items:
Tax losses carried forward	28.1	44.5	63.6	—	—
Provisions	21.8	17.7	0.5	—	—
Interest expense deferred for tax purposes	18.6	—	—	—	—
Other items	1.4	16.0	2.1	—	—

	69.9	78.2	66.2	—	—

Future income tax benefit not recognised (b)
Tax losses	245.1	200.5	236.3	63.6	5.1
Timing differences	82.4	95.8	132.5	27.0	—

	327.5	296.3	368.8	90.6	5.1

     Notes to the financial statements (continued)

NOTE 4. INCOME TAX (Continued)

(a)	The Group has gross deferred tax assets of A$397.4 million (2003 - A$374.5 million; 2002 - A$435.0 million), a valuation allowance of A$327.5 million (2003 - A$296.3 million; 2002 - A$368.8 million), net deferred tax assets of A$69.9 million (2003 - A$78.2 million; 2002 - A$66.2 million), and deferred tax liabilities of A$26.5 million (2003 - A$22.4 million; 2002 - A$12.0 million). The net change in the valuation allowance for the Group for the year ended 30 June 2004 was an increase of A$31.2 million (2003 - A$72.5 million decrease; 2002 - A$46.7 million decrease).

(b)	The potential future income tax benefit arising from other tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realised if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realised and continue to comply with the conditions for deductibility imposed by the law.

(c)	The balance of franking credits available for the franking of dividends at 30 June 2004 was A$23.0 million (2003 – Nil; 2002 – Nil).

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 5. CASH ASSETS
Cash at bank and on hand	87.7	91.4	76.0	0.2	0.7
Short term deposits	38.0	89.1	832.3	—	—
Restricted deposits	52.8	—	15.3	31.9	—

Total cash assets	178.5	180.5	923.6	32.1	0.7

NOTE 6. RECEIVABLES
Current
Trade debtors	311.7	359.4	156.3	—	—
Provision for doubtful debts(a)	(10.8)	(10.3)	(12.7)	—	—

	300.9	349.1	143.6	—	—
Secured receivables	—	0.1	0.4	0.1	0.1
Other receivables	31.6	35.8	16.4	9.2	2.2
Amounts receivable from controlled entities	—	—	—	588.1	424.4

Total current receivables	332.5	385.0	160.4	597.4	426.7

Non current
Other receivables	6.0	8.4	1.8	—	—

(a) Movements in provision for doubtful debts were:
Balance at beginning of year	10.3	12.7	13.2	—	—
Foreign currency fluctuations	(0.5)	(0.9)	(5.2)	—	—
Movement due to business disposals	—	(0.4)	—	—	—
Additions to provision	2.8	3.6	5.8	—	—
Bad debts written off against provision	(1.8)	(4.7)	(1.1)	—	—

Balance at end of year	10.8	10.3	12.7	—	—

NOTE 7. INVENTORIES
Current
Finished goods(a)	147.2	147.0	64.7	—	—
Provision against finished goods(b)	(5.1)	(2.8)	(1.9)	—	—
Work in progress(a)	19.2	23.1	7.6	—	—
Provision against work in progress(b)	—	(0.1)	—	—	—
Raw materials(a)	118.4	148.3	55.2	—	—
Provision against raw materials(b)	(2.3)	(1.0)	(2.5)	—	—

Total inventories	277.4	314.5	123.1	—	—

(a) At cost
(b) Movements in provision for inventory obsolescence were:
Balance at beginning of year	3.9	4.4	3.7	—	—
Foreign currency fluctuations	—	(0.4)	(0.5)	—	—
Additions to provision	5.5	0.9	3.7	—	—
Inventories written off against provision	(2.0)	(1.0)	(2.5)	—	—

Balance at end of year	7.4	3.9	4.4	—	—

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 8. OTHER ASSETS
Current
Prepayments	19.9	27.8	10.6	3.5	4.5
Prepaid slotting allowances(a)	7.9	10.2	16.4	—	—
Properties held for sale	3.3	14.7	—	—	—
Deferred expenditure	4.3	0.8	0.9	3.0	—

Total current other assets	35.4	53.5	27.9	6.5	4.5

Non current
Prepayments	3.7	6.9	5.6	—	—
Prepaid slotting allowances(a)	15.8	20.3	32.9	—	—
Deferred borrowing costs(b)	115.6	113.9	34.7	—	—
Deferred foreign currency hedge exchange differences and costs	21.4	—	—	—	—
Deferred expenditure	5.5	4.4	6.2	—	—
Business acquisition deposit	—	—	20.2	—	—

Total non current other assets	162.0	145.5	99.6	—	—

(a) Cost	95.7	160.1	179.2	—	—
Accumulated amortisation	(72.0)	(129.6)	(129.9)	—	—

	23.7	30.5	49.3	—	—

(b) Cost	147.1	120.8	38.3	—	—
Accumulated amortisation	(31.5)	(6.9)	(3.6)	—	—

	115.6	113.9	34.7	—	—

	Consolidated
A$ million	2004	2003	2002
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Non current
Associates	57.3	53.6	58.6

Details of investments in associates are as follows:

			% Ownership Interest
Name	Principal Activities	Balance Date	2004	2003	2002
Levaduras Collico SA	Yeast Manufacture	30 June	50.0	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	30 June	42.0	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	30 June	50.0	50.0	50.0
Mauri Products Limited	Yeast Manufacture	15 September	50.0	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	30 June	50.0	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	30 June	50.0	50.0	50.0
Proofex Products Company	Yeast Manufacture	16 September	30.0	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	31 December	49.0	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	31 December	49.0	49.0	49.0
Gelec S.A.	Food Manufacture	30 June	33.3	33.3	—
Fresh Start Bakeries Australia Pty Ltd(a)	Buns Manufacture	30 June	50.0	90.9	—
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	31 December	50.0	50.0	—
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	30 June	30.0	30.0	—
P.T. Natraco Spices Indonesia	Spices Processing	31 December	—	—	50.0

Notes to the financial statements(continued)

	Consolidated
A$ million	2004	2003	2002
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Continued)
Results of associates
Share of associates’:
Profit from ordinary activities before income tax expense	17.5	15.2	14.2
Income tax expense relating to profit from ordinary activities	(4.9)	(4.1)	(4.1)

Share of net profits of associates accounted for using the equity method	12.6	11.1	10.1

Share of post-acquisition retained profits and reserves attributable to associates
Retained profits
Share of associates’ retained profits at beginning of year	1.1	2.3	7.5
Share of retained profits of associates of Goodman Fielder	—	0.4	—
Share of associates’ net profits accounted for using the equity method	12.6	11.1	10.1
Dividends from associates	(9.8)	(12.7)	(15.3)

Share of associates’ retained profits at end of year	3.9	1.1	2.3

Asset revaluation reserve
Share of associates’ asset revaluation reserves at beginning and end of year	19.0	19.0	19.0

Foreign currency translation reserve
Share of associates’ foreign currency translation reserves at beginning of year	(32.0)	(24.5)	(20.9)
Share of increment/(decrement) in associates’ foreign currency translation reserves	0.7	(7.5)	(3.6)

Share of associates’ foreign currency translation reserves at end of year	(31.3)	(32.0)	(24.5)

Other reserves
Share of associates’ other reserves at beginning and end of year	18.9	18.9	18.9

Movements in carrying amount of investments
Carrying amount of investments in associates at beginning of year	53.6	58.6	66.9
Associates acquired with Goodman Fielder	—	4.6	—
Share of net profits of associates	12.6	11.1	10.1
Dividends received from associates	(9.8)	(12.7)	(15.3)
Share of increment/(decrement) in associates’ foreign currency translation reserves	0.7	(7.5)	(3.6)
Capital contributed to an associate	0.2	0.2	0.5
Return of capital by an associate	—	(0.7)	—

Carrying amount of investments in associates at end of year(b)	57.3	53.6	58.6

Summary performance and financial position of associates
The consolidated entity’s share of aggregate assets, liabilities and profits of associates are as follows:
Net profit - as reported by associates and equity adjusted(c)	12.6	11.1	10.1

Net assets
Current assets	31.9	29.5	27.9
Non current assets	55.4	54.9	48.4

Total assets	87.3	84.4	76.3

Current liabilities	18.7	18.9	12.5
Non current liabilities	11.3	11.9	5.2

Total liabilities	30.0	30.8	17.7

Net assets - as reported by associates and equity adjusted(c)	57.3	53.6	58.6

(a)	While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited as at 30 June 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement, the Group’s ownership interest was reduced to 50% during the current year.

(b)	No individual investment in an associate is material in amount.

(c)	There were no adjustments arising from equity accounting.

Notes to the financial statements(continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 10. OTHER FINANCIAL ASSETS
Non current
Shares in controlled entities(a)	—	—	—	280.4	230.4
Shares in listed corporation(b)	4.0	4.0	4.0	—	—
Interest bearing deposits	1.3	0.7	2.7	—	—

Total non current other financial assets	5.3	4.7	6.7	280.4	230.4

(a) Shares in controlled entities:
Cost	—	—	—	309.6	259.6
Provision for diminution in value	—	—	—	(29.2)	(29.2)

	—	—	—	280.4	230.4

(b) Written down to recoverable amount.

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 11. PROPERTY, PLANT AND EQUIPMENT
Plant and equipment
Cost	1,012.5	1,014.8	788.6	1.1	1.4
Accumulated depreciation	(387.4)	(334.7)	(427.8)	(1.0)	(1.3)

Total plant and equipment	625.1	680.1	360.8	0.1	0.1

Freehold properties(a)
Cost	378.1	414.9	206.7	—	—
Accumulated depreciation	(18.7)	(18.4)	(24.3)	—	—

Total freehold properties	359.4	396.5	182.4	—	—

Leasehold properties(a)
Cost	29.9	24.0	8.0	—	—
Accumulated amortisation	(3.4)	(1.5)	(0.6)	—	—

Total leasehold properties	26.5	22.5	7.4	—	—

Leasehold improvements
Cost	21.1	21.1	38.4	—	—
Accumulated amortisation	(5.6)	(5.3)	(11.8)	—	—

Total leasehold improvements	15.5	15.8	26.6	—	—

Total property, plant and equipment	1,026.5	1,114.9	577.2	0.1	0.1

(a) The carrying amount of freehold and leasehold properties comprises:
Goodman Fielder properties	221.3	254.3	—	—	—
Other Group properties	164.6	164.7	189.8	—	—

	385.9	419.0	189.8	—	—

The Goodman Fielder properties are included in the consolidated statements of financial position as at 30 June 2003 and 2004 at their fair values at acquisition date, 19 March 2003, adjusted for additions, disposals, depreciation and amortisation since that date.

Independent valuations, on an existing use basis of valuation, were obtained for all other Group properties at 30 June 2003. These valuations, which disclosed a surplus of A$33.1 million over the carrying amount of A$164.7 million, have not been recognised in the consolidated statement of financial position.

Notes to the financial statements(continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
(b) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Plant and equipment
Carrying amount at beginning of year	680.1	360.8	449.6	0.1	0.1
Foreign currency fluctuations	(0.7)	(27.9)	(94.1)	—	—
Movement due to business acquisitions	(15.4)	466.6	—	—	—
Movement due to business disposals	—	(114.4)	—	—	—
Additions	73.6	69.2	76.1	0.1	0.1
Disposals	(6.5)	(7.2)	(17.5)	—	—
Depreciation	(104.4)	(67.0)	(53.8)	(0.1)	(0.1)
Reclassifications	(1.6)	—	0.5	—	—

Carrying amount at end of year	625.1	680.1	360.8	0.1	0.1

Freehold properties
Carrying amount at beginning of year	396.5	182.4	219.6	—	—
Foreign currency fluctuations	0.6	(16.8)	(29.4)	—	—
Movement due to business acquisitions	—	249.4	—	—	—
Movement due to business disposals	—	(13.2)	—	—	—
Additions	6.9	10.0	3.0	—	—
Disposals	(29.2)	(10.6)	(2.8)	—	—
Depreciation	(11.9)	(4.7)	(4.8)	—	—
Reclassifications	(3.5)	—	(3.2)	—	—

Carrying amount at end of year	359.4	396.5	182.4	—	—

Leasehold properties
Carrying amount at beginning of year	22.5	7.4	5.4	—	—
Foreign currency fluctuations	0.4	(0.9)	0.2	—	—
Movement due to business acquisitions	—	15.9	—	—	—
Movement due to business disposals	—	(0.2)	—	—	—
Additions	3.2	0.7	2.0	—	—
Disposals	(0.8)	—	—	—	—
Amortisation	(0.8)	(0.4)	(0.2)	—	—
Reclassifications	2.0	—	—	—	—

Carrying amount at end of year	26.5	22.5	7.4	—	—

Leasehold improvements
Carrying amount at beginning of year	15.8	26.6	29.5	—	—
Foreign currency fluctuations	(0.2)	(3.2)	(2.2)	—	—
Movement due to business acquisitions	0.5	—	—	—	—
Movement due to business disposals	—	(6.8)	—	—	—
Additions	—	0.3	1.2	—	—
Disposals	—	—	(0.1)	—	—
Amortisation	(0.6)	(1.1)	(1.8)	—	—

Carrying amount at end of year	15.5	15.8	26.6	—	—

Notes to the financial statements (continued)

	Consolidated			Burns, Philip & Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 12. INTANGIBLE ASSETS
Identifiable intangible assets
Cost	968.3	969.3	331.2	—	—
Accumulated amortisation	(69.3)	(45.4)	(34.3)	—	—

Total identifiable intangible assets	899.0	923.9	296.9	—	—

Purchased goodwill
Cost (a)(b)	1,457.7	1,374.1	36.1	—	—
Accumulated amortisation	(106.7)	(32.7)	(13.6)	—	—

Total purchased goodwill	1,351.0	1,341.4	22.5	—	—

Total intangible assets	2,250.0	2,265.3	319.4	—	—

(a)	Written down to recoverable amount where appropriate.

(b)	During the year ended 30 June 2004, the Group finalised the accounting in respect of the acquisitions of Goodman Fielder and Fleischmann’s Latin America.

As a result of the finalisation of this acquisition accounting, additional goodwill of approximately A$81.6 million was recognised. As detailed in the following table, this goodwill comprises payment for additional transaction costs that were not accrued for as at the date of acquisition and additional adjustments to the assessed fair value of assets and liabilities as at the date of acquisition.

A$ million
Additional transaction costs not accrued at 30 June 2003	12.0
Re-assessment of fair value of net assets acquired:
Decrease in property, plant and equipment	14.9
Decrease in net deferred tax assets	11.8
Increase in business restructuring provisions	30.0
Increase in employee provisions	9.6
Increase in other provisions	3.3

Net adjustment to goodwill	81.6

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 13. PAYABLES
Current
Trade creditors	244.1	312.3	68.0	—	—
Other creditors and accruals	163.2	187.4	74.5	9.3	5.4
Owing to controlled entities	—	—	—	104.2	62.0

Total current payables	407.3	499.7	142.5	113.5	67.4

Non current
Other creditors	4.7	6.2	3.5	—	—

Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 14. INTEREST BEARING LIABILITIES
Current
Secured
Senior indebtedness
Term loan facilities(d)	155.8	94.0	—	—	—
Revolving loan facility(d)	—	60.0	—	—	—
Other	—	—	17.8	—	—
Bank overdrafts(e)	7.9	1.1	0.9	—	—
Other indebtedness(e)	3.5	10.4	12.3	—	—
Unsecured
Bank overdrafts(e)	0.5	1.4	—	—	—
Convertible debt bonds	—	—	174.8	—	—
Other indebtedness(e)	3.7	11.9	—	—	—

Total current interest bearing liabilities(b)(c)	171.4	178.8	205.8	—	—

Non current
Secured
Senior indebtedness
Term loan facilities(d)	1,427.7	1,572.1	—	—	—
Other	—	—	738.7	—	—
Other indebtedness(e)	3.3	—	—	—	—
Unsecured
9.5% senior notes due 2010(h)	145.2	149.9	—	—	—
10.75% senior subordinated notes due 2011(a)(g)	291.2	299.6	—	—	—
9.75% senior subordinated notes due 2012(f)	580.7	599.8	711.0	—	—
New Zealand subordinated capital notes(i)	193.8	185.7	—	—	—
Other indebtedness(e)	—	6.7	—	—	—

Total non current interest bearing liabilities(b)(c)	2,641.9	2,813.8	1,449.7	—	—

(a) Notes payable	304.9	314.9	—	—	—
Unamortised discount	(13.7)	(15.3)	—	—	—

	291.2	299.6	—	—	—

(b) Interest bearing liabilities by currency:
United States dollars	1,404.2	1,458.2	1,526.7	—	—
New Zealand dollars	713.3	199.0	14.3	—	—
Australian dollars	618.9	1,238.9	—	—	—
Euro	34.3	38.3	66.0	—	—
Canadian dollars	29.6	40.4	42.3	—	—
Others	13.0	17.8	6.2	—	—

Total interest bearing liabilities	2,813.3	2,992.6	1,655.5	—	—

     Notes to the financial statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (Continued)

(c)	Consolidated interest bearing liabilities by maturity at 30 June:

	Senior	2010	2011	2012	NZ Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total
2004
1 year or less	155.8	—	—	—	—	8.4	5.0	2.2	171.4
1 to 2 years	189.0	—	—	—	—	—	—	3.3	192.3
2 to 3 years	228.9	—	—	—	—	—	—	—	228.9
3 to 4 years	593.5	—	—	—	—	—	—	—	593.5
4 to 5 years	416.3	—	—	—	158.4	—	—	—	574.7
5 to 6 years	—	—	—	—	—	—	—	—	—
6 to 10 years	—	145.2	291.2	580.7	35.4	—	—	—	1,052.5

	1,583.5	145.2	291.2	580.7	193.8	8.4	5.0	5.5	2,813.3

Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	9.11%	7.72%	5.53%	8.25%

	Senior	2010	2011	2012	NZ Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total
2003
1 year or less	154.0	—	—	—	—	2.5	15.2	7.1	178.8
1 to 2 years	144.0	—	—	—	—	—	—	6.7	150.7
2 to 3 years	189.0	—	—	—	—	—	—	—	189.0
3 to 4 years	229.0	—	—	—	—	—	—	—	229.0
4 to 5 years	626.5	—	—	—	—	—	—	—	626.5
5 to 6 years	383.6	—	—	—	151.7	—	—	—	535.3
6 to 10 years	—	149.9	299.6	599.8	34.0	—	—	—	1,083.3

	1,726.1	149.9	299.6	599.8	185.7	2.5	15.2	13.8	2,992.6

Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	10.70%	5.60%	10.23%	8.30%

	Senior	2012	Debt	Bank	Other	Other
	Indebtedness	Notes	Bonds	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Floating	Floating	Fixed	Total
2002
1 year or less	17.8	—	174.8	0.9	8.5	3.8	205.8
1 to 2 years	22.2	—	—	—	—	—	22.2
2 to 3 years	97.8	—	—	—	—	—	97.8
3 to 4 years	128.9	—	—	—	—	—	128.9
4 to 5 years	489.8	—	—	—	—	—	489.8
10 to 11 years	—	711.0	—	—	—	—	711.0

	756.5	711.0	174.8	0.9	8.5	3.8	1,655.5

Weighted average interest rate	3.85%	9.75%	5.5%	14.78%	5.18%	5.63%	6.57%

(d)	Senior indebtedness as at 30 June 2004 consisted of A$1,583.5 million (equivalent) drawn under the Group’s secured senior credit facilities. As at 30 June 2004, A$155.8 million of this indebtedness is classified as a current liability and A$1,427.7 million as a non current liability.

Term A Loan Senior Funding Agreement

On 16 January 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility, and an A$100 million revolving loan facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On 20 February 2003, the Group entered into a US$270 million six year senior secured credit facility referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Burns, Philp & Company Limited and its Controlled Entities

     Notes to the financial statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (Continued)

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted security over all their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favour of a security trustee.

The Group has granted guarantees and security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated 28 July 1998, a Debenture Trust Deed dated 28 July 1998, a Deed of Debenture Trust dated 7 March 2003, a Deed of Guarantee and Indemnity dated 28 July 1998 (executed or acceded to by Burns Philp and certain Australian controlled entities and non-Australian controlled entities), fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

(e)	In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (d) above, or have the benefit of securities at the operating company level, or are unsecured.

(f)	On 21 June 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on 15 July 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On 12 March 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on 16 March 2004 and Burns Philp commenced an exchange offer of these notes on 17 March 2004. The exchange offer expired on 16 April 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(g)	On 20 February 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on 15 February 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On 12 March 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on 16 March 2004 and Burns Philp commenced an exchange offer of these notes on 17 March 2004. The exchange offer expired on 16 April 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(h)	On 16 June 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on 15 November 2010. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010 are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On 12 March 2004, Burns Philp filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on 16 March 2004 and Burns Philp commenced an exchange offer of these notes on 17 March 2004. The exchange offer expired on 16 April 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(i)	During the year ended 30 June 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012. The New Zealand Capital Notes were issued in two series, one series which has an initial election date of 15 December 2008 and bears interest at 9.75% and the other series which has an initial election date of 15 November 2011 and bears interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the New Zealand Capital Notes.

(j)	Refer note 32 for additional financial instruments disclosure.

     Notes to the financial statements (continued)

NOTE 14. INTEREST BEARING LIABILITIES (Continued)

(k)	Financing Facilities

Details of the consolidated entity’s committed financing facilities as at 30 June are set out below:

	Consolidated
	2004	Average	2003	Average	2002	Average
	A$ million	Maturity	A$ million	Maturity	A$ million	Maturity
Bank overdrafts	22.5	0.5 years	19.3	1.0 years	8.3	0.9 years
Bank loan facilities	1,620.2	3.5 years	1,801.7	4.8 years	792.1	4.1 years
Senior notes	145.2	6.4 years	149.9	7.4 years	—
Senior subordinated notes	871.9	7.7 years	899.4	8.7 years	711.0	10.0 years
New Zealand Capital Notes	193.8	5.0 years	185.7	6.0 years	—
Debt Bonds	—		—		174.8	1.8 years

Total committed lines of credit	2,853.6		3,056.0		1,686.2
Add cash	178.5		180.5		923.6
Less interest bearing liabilities	(2,813.3)		(2,992.6)		(1,655.5)

Undrawn lines of credit and cash	218.8		243.9		954.3

(l)	Securitisation Program

A controlled entity has entered into a receivables purchase agreement which enables it to securitise selected amounts of its debtors portfolio up to a limit of A$50 million (2003 – A$50 million; 2002 – Nil). At 30 June 2004, A$50 million (2003 – A$50 million; 2002 – Nil) has been securitised and is not included in the consolidated statement of financial position.

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 15. PROVISIONS
Current
Employee benefits	49.8	54.1	13.7	1.8	0.7
Business closure and rationalisation	34.3	58.6	7.7	—	—
Workers’ compensation(b)	14.6	11.4	—	—	—
Legal claims	38.6	44.0	1.1	0.4	—
CP Shares dividend	—	—	4.4	—	—
Other	9.3	27.4	11.6	—	—

Total current provisions	146.6	195.5	38.5	2.2	0.7

Non current
Employee benefits	64.3	55.3	23.0	0.6	0.5
Workers’ compensation(b)	33.8	34.4	—	—	—
Other	4.4	10.7	0.1	—	—

Total non current provisions	102.5	100.4	23.1	0.6	0.5

(a)	Reconciliations of the carrying amount of each class of provision, except for employee benefits, are set out below:

Business closure and rationalisation — current
Carrying amount at beginning of year	58.6	7.7	—	—
Foreign currency fluctuations	0.6	(0.9)	—	—
Movement due to business acquisitions	30.0	53.2	—	—
Provisions made during the year	33.4	52.0	—	—
Payments made during the year	(85.0)	(31.1)	—	—
Other amounts utilised during the year	(3.3)	(22.3)	—	—

Carrying amount at end of year	34.3	58.6	—	—

Workers’ compensation – current
Carrying amount at beginning of year	11.4	—	—	—
Movement due to business acquisitions	—	13.4	—	—
Provisions made during the year	12.3	5.2	—	—
Payments made during the year	(9.1)	(7.2)	—	—

Carrying amount at end of year	14.6	11.4	—	—

Legal claims — current
Carrying amount at beginning of year	44.0	1.1	—	1.1
Movement due to business acquisitions	—	44.0	—	—
Provisions made during the year	(1.2)	(0.8)	0.4	(0.8)
Payments made during the year	(4.2)	(0.3)	—	(0.3)

Carrying amount at end of year	38.6	44.0	0.4	—

CP Shares dividend — current
Carrying amount at beginning of year	—	4.4	—	4.4
Dividend paid during the year	—	(4.4)	—	(4.4)

Carrying amount at end of year	—	—	—	—

Other — current
Carrying amount at beginning of year	27.4	11.6	—	0.2
Foreign currency fluctuations	0.3	(1.2)	—	—
Movement due to business acquisitions	1.1	84.1	—	—
Movements due to business disposals	—	(9.8)	—	—
Provisions made during the year	11.6	20.9	—	—
Payments made during the year	(31.1)	(78.2)	—	(0.2)

Carrying amount at end of year	9.3	27.4	—	—

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 15. PROVISIONS (Continued)
Workers’ compensation – non current
Carrying amount at beginning of year	34.4	—		—	—
Movement due to business acquisitions	—	31.9		—	—
Provisions made during the year	(0.6)	2.5		—	—
Payments made during the year	—	—

Carrying amount at end of year	33.8	34.4		—	—

Other – non current
Carrying amount at beginning of year	10.7	0.1		—	—
Movement due to business acquisitions	2.2	10.6		—	—
Provisions made during the year	(8.5)	—
Payments made during the year	—	—

Carrying amount at end of year	4.4	10.7		—	—

(b)	Goodman Fielder became a licensed self-insurer under the New South Wales Workers’ Compensation Act on 1 April 2001 and under the Victorian Accident Compensation Act on 14 July 2001. Both of its licences were subject to review as a consequence of the Burns Philp takeover.

After extensive analysis, Goodman Fielder declined an offer for a new self-insurance licence in New South Wales and the Goodman Fielder licence was discontinued on 30 April 2004. Provisions have been maintained in respect of the period of self-insurance in New South Wales from 1 April 2001 until 30 April 2004 as Goodman Fielder will retain this liability. Goodman Fielder accepted the offer of a new self-insured licence in Victoria effective 9 July 2004. In Victoria, self-insurers are responsible for all claims incurred after 1 September 1985 irrespective of the date their licence commenced.

Provisions have been made in respect of all employees in New South Wales and Victoria for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus a prudential margin. Workers’ compensation for all remaining employees is insured commercially in compliance with the relevant state schemes.

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 16. CONTRIBUTED EQUITY
Issued and paid up share capital
2,031,834,572 (2003 – 1,780,681,266; 2002 – 802,685,992) ordinary shares, fully paid	880.2	830.0	634.4	880.2	830.0
797,300,123 (2003 – 797,371,199; 2002 – 797,395,767) converting preference shares, fully paid	233.9	233.9	233.9	233.9	233.9

Total contributed equity	1,114.1	1,063.9	868.3	1,114.1	1,063.9

Movements since 30 June 2001 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options) have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares at 30 June 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5

Ordinary shares at 30 June 2002	802,685,992	634.4
Exercise of 2003 options	977,970,706	195.6
Conversion of CP Shares	24,568	—

Ordinary shares at 30 June 2003	1,780,681,266	830.0
Exercise of 2003 Options	251,082,230	50.2
Conversion of CP Shares	71,076	—

Ordinary shares at 30 June 2004	2,031,834,572	880.2
Conversion of CP shares since year end	4,171	—

Ordinary shares at 23 August 2004	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

     Notes to the financial statements (continued)

NOTE 16. CONTRIBUTED EQUITY (Continued)

CP Shares

	Number of shares	A$ million
CP Shares at 30 June 2001	—	—
CP Shares issued	799,022,733	239.7
CP Share issue costs	—	(5.3)
CP Shares converted into ordinary shares	(1,626,966)	(0.5)

CP Shares at 30 June 2002	797,395,767	233.9
CP Shares converted into ordinary shares	(24,568)	—

CP Shares at 30 June 2003	797,371,199	233.9
CP Shares converted into ordinary shares	(71,076)	—

CP Shares as at 30 June 2004	797,300,123	233.9
CP Shares converted into ordinary shares since year end	(4,171)	—

CP Shares at 23 August 2004	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of 13 August 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

2003 Options

Number of Options
Total number of 2003 Options issued	1,500,000,000
2003 Options exercised at 30 June 2003	(1,248,428,982)

2003 Options at 30 June 2003	251,571,018
2003 Options exercised prior to expiration date	(251,082,230)
2003 Options lapsed on expiry	(488,788)

2003 Options at 30 June 2004	—

The terms of the 2003 Options were set out in a Notes Trust Deed dated 11 August 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of 14 August 2003. Options not exercised by the expiration date lapsed.

New Zealand Subordinated Capital Notes

A controlled entity, Goodman Finance Limited, issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes) during the year ended 30 June 2003 which may, upon maturity and at the sole discretion of the issuer, be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the New Zealand Capital Notes (refer note 14 (i) for further details).

Employee Share Plans

Employee share plans - still operate for employees in Australia, New Zealand, Indonesia and Malaysia. The structures of the plans vary depending on local legislative and taxation requirements, but in most locations interest free loans have been provided to enable employees to purchase up to 500 ordinary shares each. The last loans were provided in 1997 and there is no present intention to provide further loans.

Executive share plan - ordinary shares are held under this plan by executives. Interest free loans were provided to enable executives to purchase ordinary shares at market value. Entitlement was based on seniority. No ordinary shares were allotted to employees under this plan during the year. The plan was replaced by the incentive plan in 1992.

The number of participants, ordinary shares and the value of outstanding loans under the Employee and Executive share plans at 30 June 2004 were:

		Ordinary	Loans
	Members	Shares	A$’000
Employee share plans	41	24,405	58.4
Executive share plan	2	28,900	51.3

	43	53,305	109.7

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 17. RESERVES
Capital reserves
Asset revaluation reserve	106.4	106.4	106.4	22.0	22.0
Other capital reserves	8.8	8.8	8.8	0.1	0.1

	115.2	115.2	115.2	22.1	22.1

Revenue reserve
General reserve	18.1	18.1	18.1	—	—
Foreign currency translation reserve(a)	(381.1)	(367.7)	(292.5)	(3.9)	(3.9)

Total reserves	(247.8)	(234.4)	(159.2)	18.2	18.2

(a)	Movements in foreign currency translation reserve were:

Balance at beginning of year	(367.7)	(292.5)	(115.5)	(3.9)	(3.9)
Net foreign exchange translation (loss)/gain transferred directly to reserve:
Controlled entities
Net translation loss	(16.9)	(54.7)	(200.3)	—	—
Related deferred income tax benefit/(expense)	2.8	(13.0)	26.9	—	—
Associates
Net translation gain/(loss)	0.7	(7.5)	(3.6)	—	—

Balance at end of year	(381.1)	(367.7)	(292.5)	(3.9)	(3.9)

(b)	Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve comprises the net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets. As a result of adopting the deemed cost election for these classes of asset on the application of AASB 1041 from 1 July 2000, the reserve balance is not available for future property, identifiable intangible or other financial asset write downs.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations and the translation of transactions that hedge the consolidated entity’s net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations, net of related income tax expense/benefit.

Other capital reserves and general reserve

The amounts standing to the credit of other capital reserves and the general reserve resulted from historical transactions. These balances are available for transfer into retained earnings.

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 18. ACCUMULATED LOSSES
Accumulated losses at beginning of year	(96.7)	(248.5)	(378.8)	(488.4)	(491.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	110.9	170.0	146.2	174.3	21.3
Dividends paid or payable — CP Shares (a)	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”	—	(0.3)	—	—	—

Accumulated losses at end of year	(3.8)	(96.7)	(248.5)	(332.1)	(488.4)

(a) Details of dividends paid or payable on CP Shares are:

2004
Paid 30 September 2003 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid 31 December 2003 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid 31 March 2004 0.56100 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid 30 June 2004 0.56100 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
2003
Paid 30 September 2002 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid 31 December 2002 0.56710 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid 31 March 2003 0.55480 cents per share (unfranked)	—	(4.4)	—	—	(4.4)
Paid 30 June 2003 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
2002
Paid 2 October 2001 0.31438 cents per share (franked amount per share 0.31438 cents)	—	—	(2.5)	—	—
Paid 31 December 2001 0.55480 cents per share (franked amount per share 0.55480 cents)	—	—	(4.4)	—	—
Paid 2 April 2002 0.56710 cents per share (franked amount per share 0.07474 cents per share)	—	—	(4.6)	—	—
Provided 30 June 2002 and paid 1 July 2002 0.55480 cents per share (unfranked)	—	—	(4.4)	—	—

	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)

NOTE 19. OUTSIDE EQUITY INTERESTS

Outside equity interests in controlled entities comprise:
Interest in retained profits at beginning of year	11.7	6.4	4.2
Interest in retained earnings of partly owned controlled entities of Goodman Fielder at 19 March 2003	—	2.0	—
Interest in profit from ordinary activities after related income tax expense	5.6	4.3	3.3
Interest in dividends paid	(4.8)	(1.0)	(1.1)

Interest in retained profits at end of year	12.5	11.7	6.4
Interest in contributed equity	18.9	18.8	13.9
Interest in reserves	(4.1)	(5.0)	(1.4)

Total outside equity interests	27.3	25.5	18.9

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 20. TOTAL EQUITY
Total equity at beginning of year	758.3	479.5	277.9	593.7	394.7
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in statements of financial performance	97.5	94.5	(30.8)	174.3	21.3
Transactions with Burns, Philp & Company Limited shareholders as owners:
Contributions of equity (refer note 16)	50.2	195.6	254.6	50.2	195.6
Dividends paid or payable — CP Shares	(18.0)	(17.9)	(15.9)	(18.0)	(17.9)
Total changes in outside equity interests	1.8	6.6	(6.3)	—	—

Total equity at end of year	889.8	758.3	479.5	800.2	593.7

NOTE 21. COMMITMENTS
Capital expenditure commitments
Capital expenditure contracted for at balance date but not provided for:
Payable within 1 year	18.4	16.1	12.3	—	—

Operating lease commitments(a)
Aggregate amount contracted for at balance date but not provided for:
Payable within 1 year	23.6	25.0	6.1	0.5	0.1
Payable between 1 and 2 years	16.2	18.0	5.2	0.5	—
Payable between 2 and 3 years	11.0	8.0	3.6	—	—
Payable between 3 and 4 years	5.8	7.1	2.5	—	—
Payable between 4 and 5 years	3.6	6.4	2.1	—	—
Payable after 5 years	4.8	7.0	14.6	—	—

Total operating lease commitments	65.0	71.6	34.1	1.0	0.1

(a)	The consolidated entity leases property and motor vehicles under non-cancellable operating leases expiring from 1 to 20 years. Property leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Property lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer prices indices or operating criteria.

NOTE 22. CONTINGENT LIABILITIES

(a)	The consolidated entity is subject to litigation in the ordinary course of operations for which a provision of A$38.6 million has been recognised in the consolidated financial statements as at 30 June 2004 (refer note 15). The consolidated entity does not believe that it is engaged in any other legal proceedings for which provision has not been made which would be likely to have a material affect on its business, financial position or results of operations.

(b)	As part of the security arrangements entered into with the consolidated entity’s financiers (refer note 14(d) for further details), Burns, Philp & Company Limited has entered into a Deed of Guarantee and Indemnity whereby it (and certain controlled entities) have guaranteed payment of amounts owing under certain financing documents. The total amount owing by its controlled entities as at 30 June 2004 is A$2,813.3 million (2003 – A$2,992.6 million; 2002 — A$1,655.5 million)

(c)	The Company and certain of its wholly owned controlled entities identified in note 29 have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up.

Consolidated statements of financial performance for the years ended 30 June 2004, 2003 and 2002 and consolidated statements of financial position as at 30 June 2004, 2003 and 2002, comprising the Company and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee are set out on page 68.

     Notes to the financial statements (continued)

A$ million	2004	2003	2002
NOTE 22. CONTINGENT LIABILITIES (Continued)
Statements of Financial Performance
Profit from ordinary activities before income tax (expense)/benefit	33.4	101.3	24.2
Income tax (expense)/benefit relating to profit from ordinary activities	(5.1)	3.1	2.3

Profit from ordinary activities after related income tax (expense)/benefit	28.3	104.4	26.5

Statements of Financial Position
Cash assets	48.3	32.4	23.5
Receivables	288.7	456.6	142.3
Inventories	106.0	2.3	3.5
Other assets	32.0	29.9	3.0

Total current assets	475.0	521.2	172.3

Investments	1,576.0	2,877.5	712.6
Property, plant and equipment	384.1	17.6	19.0
Intangible assets	1,186.4	9.2	9.4
Other assets	78.8	71.2	20.6

Total non current assets	3,225.3	2,975.5	761.6

Total assets	3,700.3	3,496.7	933.9

Payables	1,114.1	443.1	314.6
Interest bearing liabilities	151.5	90.0	—
Provisions	122.1	3.2	11.4

Total current liabilities	1,387.7	536.3	326.0

Interest bearing liabilities	1,339.3	2,173.7	—
Provisions	76.2	1.0	0.9

Total non current liabilities	1,415.5	2,174.7	0.9

Total liabilities	2,803.2	2,711.0	326.9

Net assets	897.1	785.7	607.0

Contributed equity	1,114.1	1,063.9	868.3
Reserves and accumulated losses	(217.0)	(278.2)	(261.3)

Total equity	897.1	785.7	607.0

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION

Business and geographic segments

The group operates in four main business segments with additional activity segmented in Other and Corporate. The Group’s business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services
Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs and Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads

Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour

Other **	Asia Pacific	Fats and oils, flour, processed chicken, margarine, ice-cream and snack foods

Corporate	North America Asia Pacific	Group corporate and administration

*	On 22 July 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Herbs and Spices business (refer to note 30 for further details)

**	The 2003 and 2002 comparative figures also include information in respect of the Group’s Australian Terminals and North American Industrial Vinegar businesses which were sold during the year ended 30 June 2003 (refer notes 3(b) and 24 for further details)

Major customers

Two of the Group’s customers, which operate in the Australian retail grocery industry, represented approximately 28% of the Group’s consolidated sales revenue in the year ended 30 June 2004.

No single customer represented 10% or more of the Group’s consolidated sales revenue in either of the years ended 30 June 2003 or 2002.

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment

	Yeast/Bakery
	North	Latin		Asia	R & D
A$ million	America	America	Europe	Pacific	/Admin	Total
2004
Revenue
External segment revenue from sale of goods*	230.9	228.0	169.2	157.9	—	786.0
Proceeds from sales of businesses and property
Proceeds from recovery of vendor finance loan
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	42.0	30.1	37.3	38.7	(5.2)	142.9
Share of net profits of associates	—	1.7	5.9	3.0	—	10.6

EBIT	42.0	31.8	43.2	41.7	(5.2)	153.5

Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(14.5)	(16.1)	(11.8)	(9.2)	(0.1)	(51.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Net expense from movements in provisions **	(5.4)	(6.2)	(4.2)	(0.8)	(0.8)	(17.4)
Individually significant items
- Unrealised foreign currency gain	—	—	—	—	—	—
- Business restructuring costs ***	—	—	—	—	—	—
- Recovery of vendor finance loan	—	—	—	—	—	—
- Gain on sale of Mascot property	—	—	—	—	—	—
- Gain on sale of New Zealand property	—	—	—	14.0	—	14.0
Assets
Segment assets	284.0	320.5	212.8	219.8	17.3	1,054.4
Equity accounted investments	—	9.8	20.4	20.4	—	50.6
Unallocated assets

Consolidated total assets	284.0	330.3	233.2	240.2	17.3	1,105.0

Liabilities
Segment liabilities	33.6	26.3	42.9	30.9	3.2	136.9
Unallocated liabilities

Consolidated total liabilities	33.6	26.3	42.9	30.9	3.2	136.9

Acquisitions of non current assets during the year	4.4	12.3	7.1	6.2	0.1	30.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Goodman Fielder
	Herbs		New			Consolidated
A$ million	& Spices	Australia	Zealand	Other	Corporate	Total
2004
Revenue
External segment revenue from sale of goods*	263.6	1,501.5	568.6	235.2	—	3,354.9
Proceeds from sales of businesses and property						81.2
Proceeds from recovery of vendor finance loan						30.0
Interest revenue						5.1
Unrealised foreign currency gain						56.5
Other unallocated revenue						10.3

Total revenue from ordinary activities						3,538.0

Result
Segment result	37.6	88.4	71.4	17.4	68.8	426.5
Share of net profits of associates	—	2.0	—	—	—	12.6

EBIT	37.6	90.4	71.4	17.4	68.8	439.1

Net interest expense						(281.8)

Profit from ordinary activities before income tax						157.3
Income tax expense						(40.8)

Profit from ordinary activities after income tax						116.5
Outside equity interests						(5.6)

Net profit						110.9

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(5.6)	(101.0)	(40.5)	(13.8)	(0.7)	(213.3)
Amortisation of prepaid slotting allowances	(19.9)	—	—	—	—	(19.9)
Net expense from movements in provisions **	(3.8)	(30.1)	(2.5)	(0.8)	(2.6)	(57.2)
Individually significant items
- Unrealised foreign currency gain	—	—	—	—	56.5	56.5
- Business restructuring costs ***	—	(31.6)	—	—	—	(31.6)
- Recovery of vendor finance loan	—	—	—	—	30.0	30.0
- Gain on sale of Mascot property	—	15.2	—	—	—	15.2
- Gain on sale of New Zealand property	—	—	—	—	—	14.0
Assets
Segment assets	173.1	1,729.9	783.0	286.0	60.6	4,087.0
Equity accounted investments	—	6.7	—	—	—	57.3
Unallocated assets						256.5

Consolidated total assets	173.1	1,736.6	783.0	286.0	60.6	4,400.8

Liabilities
Segment liabilities	24.7	275.0	67.6	25.2	66.9	596.3
Unallocated liabilities						2,914.7

Consolidated total liabilities	24.7	275.0	67.6	25.2	66.9	3,511.0

Acquisitions of non current assets during the year	3.0	31.1	13.0	6.4	0.1	83.7

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

***	Includes A$28.1 million set aside to business closure and rationalisation provision.

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment (continued)

	Yeast/Bakery
	North	Latin		Asia	R & D
A$ million	America	America	Europe	Pacific	/Admin	Total
2003
Revenue
External segment revenue from sale of goods and rendering of services*	305.0	191.4	163.7	146.3	—	806.4
Proceeds from sales of businesses and property
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	72.8	7.8	25.1	33.2	(4.1)	134.8
Share of net profits of associates	—	1.6	5.6	3.8	—	11.0

EBIT	72.8	9.4	30.7	37.0	(4.1)	145.8

Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(17.1)	(13.0)	(13.1)	(9.4)	(0.1)	(52.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Net expense from movements in provisions **	(3.9)	(2.9)	(2.7)	—	(0.7)	(10.2)
Individually significant items
- Gain on sale of terminals business in Australasia	—	—	—	—	—	—
- Gain on sale of vinegar business in North America	—	—	—	—	—	—
- Gain on sale of South Yarra property	—	—	—	6.6	—	6.6
- Deferred borrowing costs written off	—	—	—	—	—	—
- Unrealised foreign currency gain	—	—	—	—	—	—
- Business restructuring costs ***	—	(3.3)	—	—	—	(3.3)
Assets
Segment assets	309.8	337.8	209.7	192.4	12.4	1,062.1
Equity accounted investments	—	9.6	20.1	19.4	—	49.1
Unallocated assets

Consolidated total assets	309.8	347.4	229.8	211.8	12.4	1,111.2

Liabilities
Segment liabilities	32.9	31.0	40.3	23.7	2.9	130.8
Unallocated liabilities

Consolidated total liabilities	32.9	31.0	40.3	23.7	2.9	130.8

Acquisitions of non current assets during the year	8.8	13.1	6.9	12.2	0.1	41.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Goodman Fielder
	Herbs		New			Consolidated
A$ million	& Spices	Australia	Zealand	Other	Corporate	Total
2003
Revenue
External segment revenue from sale of goods and rendering of services*	348.4	465.0	161.8	105.6	—	1,887.2
Proceeds from sales of businesses and property						193.1
Interest revenue						18.0
Unrealised foreign currency gain						139.1
Other unallocated revenue						4.0

Total revenue from ordinary activities						2,241.4

Result
Segment result	58.2	(19.6)	8.2	55.0	92.0	328.6
Share of net profits of associates	—	0.1	—	—	—	11.1

EBIT	58.2	(19.5)	8.2	55.0	92.0	339.7

Net interest expense						(156.8)

Profit from ordinary activities before income tax						182.9
Income tax expense						(8.6)

Profit from ordinary activities after income tax						174.3
Outside equity interests						(4.3)

Net profit						170.0

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(6.6)	(30.1)	(10.9)	(6.7)	(1.3)	(108.3)
Amortisation of prepaid slotting allowances	(23.4)	—	—	—	—	(23.4)
Net expense from movements in provisions **	(4.0)	(27.7)	—	(1.5)	(6.7)	(50.1)
Individually significant items
- Gain on sale of terminals business in Australasia	—	—	—	40.7	—	40.7
- Gain on sale of vinegar business in North America	—	—	—	10.9	—	10.9
- Gain on sale of South Yarra property	—	—	—	—	—	6.6
- Deferred borrowing costs written off	—	—	—	—	(32.6)	(32.6)
- Unrealised foreign currency gain	—	—	—	—	139.1	139.1
- Business restructuring costs ***	—	(36.6)	(8.3)	(3.8)	—	(52.0)
Assets
Segment assets	177.0	1,883.0	778.5	303.2	32.8	4,236.6
Equity accounted investments	—	4.5	—	—	—	53.6
Unallocated assets						313.9

Consolidated total assets	177.0	1,887.5	778.5	303.2	32.8	4,604.1

Liabilities
Segment liabilities	24.1	304.6	74.2	32.1	62.9	628.7
Unallocated liabilities						3,217.1

Consolidated total liabilities	24.1	304.6	74.2	32.1	62.9	3,845.8

Acquisitions of non current assets during the year	4.1	18.4	6.1	10.2	0.3	80.2

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

***	Total amount of A$52.0 million was set aside to business closure and rationalisation provision.

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Primary reporting by business segment (continued)

	Yeast/Bakery
	North	Latin		Asia	R & D
A$ million	America	America	Europe	Pacific	/Admin	Total
2002
Revenue
External segment revenue from sale of goods and rendering of services*	349.7	167.5	163.5	145.7	—	826.4
Proceeds from sales of businesses and property
Interest revenue
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	58.4	25.1	29.4	20.1	(4.1)	128.9
Share of net profits of associates	—	2.0	4.4	3.7	—	10.1

EBIT	58.4	27.1	33.8	23.8	(4.1)	139.0

Net interest expense
Profit from ordinary activities before income tax
Income tax benefit
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.9)	(0.2)	(54.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Net expense from movements in provisions **	(3.0)	(3.6)	(2.2)	(2.7)	—	(11.5)
Individually significant items
- Provision for amounts due from Kmart USA	—	—	—	—	—	—
- Provision for Oakland closure costs	(25.1)	—	—	—	—	(25.1)
Assets
Segment assets	389.8	155.5	222.4	209.7	19.4	996.8
Equity accounted investments	—	10.9	25.3	22.4	—	58.6
Unallocated assets

Consolidated total assets	389.8	166.4	247.7	232.1	19.4	1,055.4

Liabilities
Segment liabilities	48.8	12.5	43.1	25.0	7.6	137.0
Unallocated liabilities

Consolidated total liabilities	48.8	12.5	43.1	25.0	7.6	137.0

Acquisitions of non current assets during the year	8.4	24.7	11.1	18.1	—	62.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Goodman Fielder
	Herbs		New			Consolidated
A$ million	& Spices	Australia	Zealand	Other	Corporate	Total
2002
Revenue
External segment revenue from sale of goods and rendering of services*	381.9	—	—	114.4	—	1,322.7
Proceeds from sales of businesses and property						2.3
Interest revenue						7.0
Other unallocated revenue						4.1

Total revenue from ordinary activities						1,336.1

Result
Segment result	44.6	—	—	18.9	(15.7)	176.7
Share of net profits of associates	—	—	—	—	—	10.1

EBIT	44.6	—	—	18.9	(15.7)	186.8

Net interest expense						(65.9)

Profit from ordinary activities before income tax						120.9
Income tax benefit						28.6

Profit from ordinary activities after income tax						149.5
Outside equity interests						(3.3)

Net profit						146.2

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(7.5)	—	—	(10.2)	(0.1)	(72.5)
Amortisation of prepaid slotting allowances	(32.5)	—	—	—	—	(32.5)
Net expense from movements in provisions **	(4.5)	—	—	(4.7)	(3.9)	(24.6)
Individually significant items
- Provision for amounts due from Kmart USA	(10.1)	—	—	—	—	(10.1)
- Provision for Oakland closure costs	—	—	—	—	—	(25.1)
Assets
Segment assets	229.3	—	—	139.0	7.6	1,372.7
Equity accounted investments	—	—	—	—	—	58.6
Unallocated assets						933.2

Consolidated total assets	229.3	—	—	139.0	7.6	2,364.5

Liabilities
Segment liabilities	32.5	—	—	15.1	19.5	204.1
Unallocated liabilities						1,680.9

Consolidated total liabilities	32.5	—	—	15.1	19.5	1,885.0

Acquisitions of non current assets during the year	11.1	—	—	11.9	—	85.3

*	There were no significant inter-segment sales.

**	Excluding individually significant items.

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)
Secondary reporting by geographical segment

	North	Latin		Asia	Consolidated
A$ million	America	America	Europe	Pacific	Total
2004
Revenue
External segment revenue from sale of goods*	494.5	228.0	169.2	2,463.2	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Result
Segment result	75.2	30.1	36.0	285.2	426.5
Share of net profits of associates	—	1.7	5.9	5.0	12.6

EBIT	75.2	31.8	41.9	290.2	439.1

Assets
Segment assets	461.8	320.5	227.5	3,077.2	4,087.0
Equity accounted investments	—	9.8	20.4	27.1	57.3
Unallocated assets					256.5

Consolidated total assets	461.8	330.3	247.9	3,104.3	4,400.8

Acquisitions of non current assets during the year	7.4	12.3	7.1	56.9	83.7
2003
Revenue
External segment revenue from sale of goods and rendering of services*	678.9	191.4	163.7	853.2	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Result
Segment result	141.2	7.8	24.3	155.3	328.6
Share of net profits of associates	—	1.6	5.6	3.9	11.1

EBIT	141.2	9.4	29.9	159.2	339.7

Assets
Segment assets	488.8	337.8	221.2	3,188.8	4,236.6
Equity accounted investments	—	9.6	20.1	23.9	53.6
Unallocated assets					313.9

Consolidated total assets	488.8	347.4	241.3	3,212.7	4,604.1

Acquisitions of non current assets during the year	13.3	13.1	6.9	46.9	80.2
2002
Revenue
External segment revenue from sale of goods and rendering of services*	816.2	167.4	163.5	175.6	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1

Total revenue from ordinary activities					1,336.1

Result
Segment result	108.6	25.1	29.9	13.1	176.7
Share of net profits of associates	—	2.0	4.4	3.7	10.1

EBIT	108.6	27.1	34.3	16.8	186.8

Assets
Segment assets	708.4	155.5	238.8	270.0	1,372.7
Equity accounted investments	—	10.9	25.3	22.4	58.6

Unallocated assets					933.2

Consolidated total assets	708.4	166.4	264.1	292.4	2,364.5

Acquisitions of non current assets during the year	25.8	24.7	11.1	23.7	85.3

*	There were no significant inter-segment sales.

     Notes to the financial statements (continued)

NOTE 23. SEGMENT INFORMATION (Continued)

Additional geographical segment information by country

	United		New	Other	Consolidated
A$ million	States	Australia	Zealand	Countries	Total
2004
Revenue
External segment revenue from sale of goods*	453.5	1,574.9	579.6	746.9	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Long-lived assets
Property, plant and equipment	108.5	383.4	183.1	351.5	1,026.5
Intangibles (net)	130.6	1,176.0	505.2	438.2	2,250.0

Total long-lived assets	239.1	1,559.4	688.3	789.7	3276.5

2003
Revenue
External segment revenue from sale of goods and rendering of services*	629.5	507.9	181.9	567.9	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Long-lived assets
Property, plant and equipment	119.6	445.6	187.4	362.3	1,114.9
Intangibles (net)	139.0	1,156.0	500.0	470.3	2,265.3

Total long-lived assets	258.6	1,601.6	687.4	832.6	3,380.2

2002
Revenue
External segment revenue from sale of goods and rendering of services*	758.6	50.3	17.0	496.8	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1

Total revenue from ordinary activities					1,336.1

Long-lived assets
Property, plant and equipment	201.8	57.2	12.1	306.1	577.2
Intangibles (net)	180.7	9.4	3.0	126.3	319.4

Total long-lived assets	382.5	66.6	15.1	432.4	896.6

*	There were no significant inter-segment sales.

     Notes to the financial statements (continued)

NOTE 24. DISCONTINUED OPERATIONS

Terminals and Vinegar business segments

The Group’s Australasian Terminals and North American Industrial Vinegar businesses were sold during the year ended 30 June 2003. Gains on the sales of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) were brought to account in the consolidated profit for the year ended 30 June 2003 (refer note 3(b) for further details).

In note 23, the results of these businesses have been included in Other businesses for the years ended 30 June 2002 and 30 June 2003 (up until the dates of sale).

Additional financial information in respect of these businesses for these two years is set out below:

	Terminals		Vinegar
A$ million	2003	2002	2003	2002
Financial performance information for the year ended 30 June
Revenue from ordinary activities	7.0	31.0	25.5	84.8
Expenses from ordinary activities	(5.4)	(23.1)	(21.8)	(73.9)

Segment result (EBIT)	1.6	7.9	3.7	10.9
Net interest revenue	—	0.1	0.1	0.1

Profit from ordinary activities before income tax	1.6	8.0	3.8	11.0
Income tax expense	(0.1)	(0.6)	—	—

Net profit	1.5	7.4	3.8	11.0

Financial position information as at 30 June
Total assets	—	54.3	—	83.9
Total liabilities	—	9.4	—	7.3

Net assets	—	44.9	—	76.6

Cash flow information for the year ended 30 June
Net cash provided by operating activities	0.8	11.8	6.3	14.6
Net cash (used in) investing activities	(2.2)	(5.4)	(0.4)	(6.3)

Net (decrease)/increase in cash held	(1.4)	6.4	5.9	8.3

Yeast/Bakery and Herbs and Spices business segments

On 22 July 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Herbs and Spices business. Refer to note 30 for further details.

     Notes to the financial statements (continued)

NOTE 25. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares.

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	2003 Options outstanding (up until expiration date of 14 August 2003).

(b)	CP Shares.

Earnings reconciliation

	Consolidated
A$ million	2004	2003	2002
Net profit	116.5	174.3	149.5
Net profit attributable to outside equity interests	(5.6)	(4.3)	(3.3)

	110.9	170.0	146.2
Less: CP Share dividends	(18.0)	(17.9)	(15.9)

Basic earnings	92.9	152.1	130.3
Add: CP Share dividends	18.0	17.9	15.9

Diluted earnings	110.9	170.0	146.2

Basic earnings comprise:
Continuing operations	(62.0)	(90.1)	(56.9)
Discontinuing operations(a)	154.9	242.2	187.2

	92.9	152.1	130.3

Diluted earnings comprise:
Continuing operations	(44.0)	(72.2)	(41.0)
Discontinuing operations(a)	154.9	242.2	187.2

	110.9	170.0	146.2

Weighted average number of shares used as the denominator

	Consolidated
Shares (million)	2004	2003	2002
Number for basic earnings per share	1,998.4	1,056.5	751.2
Adjust for:
Effect of 2003 Options(b)	23.0	637.2	850.7
Effect of CP Shares	797.3	797.4	701.4

Number for diluted earnings per share	2,818.7	2,491.1	2,303.3

(a)	Earnings from discontinuing operations for the current year represent the net profits of the Yeast and Bakery Ingredients Group and the Herbs and Spices business disclosed in note 30. Earnings from discontinuing operations for the year ended 30 June 2003 include the net profits disclosed in note 30, the net profits of the Terminals and Vinegar businesses disclosed in note 24 and gains totalling A$51.6 million on the sales of the Terminals and Vinegar businesses reported as individual significant items in that year. Earnings from discontinuing operations for the year ended 30 June 2002 include the net profits disclosed in notes 24 and 30.

(b)	During the current year 251.1 million (2003 – 978.0 million; 2002 – 101.1 million) 2003 Options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for no consideration, weighted with reference to the date of conversion. The weighted average number included in the current year was 149.4 million (2003 – 472.9 million; 2002 – 33.9 million).

     Notes to the financial statements (continued)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2004	2003	2002	2004	2003
NOTE 26. RELATED PARTIES
Amounts receivable from related parties
Current
Associates	2.6	5.9	1.8	—	—
Wholly-owned controlled entities	—	—	—	588.1	424.4
Amounts payable to related parties
Current
Associates	1.5	0.3	0.3	—	—
Wholly-owned controlled entities	—	—	—	104.2	62.0
Transactions with related parties
Dividends received from wholly-owned controlled entities	—	—	—	176.4	1.9
Interest received from wholly-owned controlled entities	—	—	—	20.3	21.6
Management and guarantee fees received from wholly-owned controlled entities	—	—	—	3.3	4.5

Directors and director related entities

The names of persons who held the office of Director of Burns, Philp & Company Limited during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart, B M Murray and F W Smith.

Information on the remuneration of Directors is disclosed in note 28.

Directors’ loans

At 30 June 2004, there were no outstanding loans to directors (2003 – A$1,650; 2002 – A$3,771). During the current year, loan repayments of A$1,650 were received. In the year ended 30 June 2003, loan repayments of A$2,121 and interest payments of A$318 were received and, in the year ended 30 June 2002, loan repayments of A$2,563 and interest payments of A$382 were received.

Directors’ and director related entities’ holdings of shares, share options and New Zealand Capital Notes

Details of Directors’ and director related entities’ ordinary share, converting preference share and option holdings in Burns, Philp & Company Limited and New Zealand Capital Note holdings in Goodman Finance Limited at the reporting date and details of movements in these holdings during the period are set out in note 28. In respect of these holdings, dividends and interest are payable to Directors and director related entities on the same terms and conditions as other shareholders and noteholders.

Other director and director related entities’ transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is Chief Financial officer of Rank. During the current year, the Company paid to Rank A$965,000 (2003 – A$1,816,000; 2002 - A$1,349,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for the Company during the year.

Mr Hart is also a director of, and through Rank owns 100%, of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Bluebird Foods Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$2.2 million per year.

Each of the Directors of Burns, Philp & Company Limited, other than B M Murray, hold ordinary shares and CP Shares at the reporting date as detailed on page 16 of the Directors’ Report. Each of the Directors, other than B M Murray, will participate in benefits which they are entitled to receive as a result of holding the ordinary shares and CP Shares in accordance with their relevant terms of issue.

From time to time Directors of the Company, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as the consolidated entity’s employees or customers and are trivial in nature.

Controlled entities

Information relating to controlled entities is set out in note 29.

Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.

Details of dividends and interest transactions between Burns, Philp & Company Limited and its controlled entities are set out in note 2.

     Notes to the financial statements (continued)

NOTE 26. RELATED PARTIES (Continued)

Associates

Information relating to investments in and dividends received from associates is set out in note 9.

Superannuation plans

Information relating to superannuation and pension plans is set out in note 27.

Materiality

In accordance with AASB 1017 Related Party Disclosures, all transactions with directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

Notes to the financial statements (continued)

NOTE 27. SUPERANNUATION PLANS

The consolidated entity sponsors 4 (2003 – 4; 2002 – 4) defined contribution and 6 (2003 – 7; 2002 – 5) defined benefit employee superannuation plans.

Superannuation plans have not been extended to some overseas controlled entities where there are suitable national plans available. In Australia and New Zealand, Burns Philp’s employees, other than Goodman Fielder employees, are covered by defined contribution plans not sponsored by the consolidated entity.

Details of plans sponsored by the consolidated entity are set out below:

Date of Last
Actuarial
Country	Fund	Benefit Type	Valuation
Australia	Goodman Fielder Superannuation Fund	Defined Benefit	30 June 2003 *
Canada	Burns Philp Food Limited Retirement Savings Plan for Salaried Employees	Accumulation	Not required
Canada	Burns Philp Food Limited Retirement Savings Plan for Hourly Employees	Accumulation	Not required
Germany	Fürsorgeverein der Deutsche Hefewerke GmbH e.V.	Defined Benefit (Pension)	1 July 2004
New Zealand	Goodman Fielder (NZ) Retirement Plan	Defined Benefit	31 March 2003 *
USA	Burns Philp Inc Retirement Plan for Non Bargaining Unit Employees **	Defined Benefit (Pension)	30 April 2004
USA	Burns Philp Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Plan	Defined Benefit (Lump Sum)	1 April 2004
USA	Tone Brothers, Inc. Non Bargaining Retirement Plan	Defined Benefit (Lump Sum)	1 April 2004

*	Whilst the last full actuarial valuations were carried out on these dates, information disclosed in this note has been based on actuarial reviews carried out as at 30 June 2004.

**	Up until 30 June 2003 there were two separate plans: the Burns Philp Inc Retirement Plan for Bargaining Unit Employees and the Burns Philp Inc Retirement Plan for Non Bargaining Unit Employees. On 30 June 2003, the Burns Philp Inc. Retirement Plan for Bargaining Unit Employees was merged into the Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees.

Plan benefits consist of either cash accumulation plans with defined contribution levels or defined benefit plans with a retirement benefit based on years of service and final average salary.

In the case of defined benefit plans, employer contributions are based on the advice of the plans’ actuaries. Employee contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death.

Employer contributions to defined benefit plans during the year ended 30 June 2004 were A$32.8 million (2003 – A$11.6 million; 2002 — A$6.7 million).

Employer contributions to defined contribution plans during the year ended 30 June 2004 were A$1.6 million (2003 – A$1.9 million; 2002 — A$2.4 million).

The accrued benefits, plan assets at net market value and vested benefits of the defined benefit plans based on the most recent financial statements of the plans are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.

The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Notes to the financial statements (continued)

NOTE 27. SUPERANNUATION PLANS (Continued)

Defined Benefit Plans

		Accrued						Excess			Vested
		Benefits		Plan Assets at Net Market Value				(Deficit)			Benefits
A$ million	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Goodman Fielder Superannuation Fund(a)	257.0	258.9	—	257.9	258.9	—	0.9	—	—	256.1	258.9	—
Fürsorgeverein der Deutsche Hefewerke GmbH e.V.(a)(b)	21.3	20.6	19.2	1.4	1.8	2.5	(19.9)	(18.8)	(16.7)	19.5	18.6	17.6
Goodman Fielder (NZ) Retirement Plan(c)	41.3	44.1	—	44.4	36.4	—	3.1	(7.7)	—	39.6	43.2	—
Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees(b)(d)	29.2	29.8	34.3	17.7	15.4	20.9	(11.5)	(14.4)	(13.4)	24.2	25.1	28.1
Tone Brothers, Inc. Plan(a)	10.7	8.1	7.4	11.5	9.0	9.8	0.8	0.9	2.4	10.2	7.7	7.0
Tone Brothers, Inc. Non Bargaining Retirement Plan(a)(b)	8.9	7.3	7.5	6.9	5.1	5.0	(2.0)	(2.2)	(2.5)	5.1	4.0	4.0
Burns Philp (UK) Pension Plan(a)(e)	—	—	—	—	0.2	0.2	—	0.2	0.2	—	—	—

(a)	Details as at 30 June in each year.

(b)	Adequate provision has been made in the consolidated financial statements for the deficit.

(c)	2004 details as at 30 June. Comparative details for 2003 were based on calculations as at 31 March 2003.

(a)	2004 details as at 30 April. Comparative details for both 2003 and 2002 are as at 30 June in those years and represent the combined total of the two separate plans which were merged on 30 June 2003.

(e)	All members are now covered by a private pension arrangement and the plan is now being wound up.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES

Remuneration of specified directors and executives

The performance and compensation of the Directors and senior executives are reviewed annually by the Remuneration Committee and the Managing Director’s compensation is approved by the Board following a recommendation from the Remuneration Committee. The fees paid to the non-executive Directors are within the combined amount approved by the shareholders. Executive compensation and other employment terms are reviewed annually having regard to performance during the year and relevant comparative information. The Board policy is to ensure that remuneration properly reflects the nature of the individual’s duties, responsibilities and ability to control financial performance so as to sufficiently attract, retain and motivate people of the highest calibre. Senior executives may receive a performance based incentive related to achievement of specific objectives, including profit achievement and operational goals. Senior executives who manage operations, other than Mr. Degnan, also are eligible for annual performance based bonuses up to an amount equivalent to each of their respective base salaries, payable annually on achievement of EBIT, cashflow targets and individual objectives specific to their respective business units. These targets are determined by the Board. Directors and executive officers do not receive compensation in the form of stock options or other forms of equity based compensation.

On 5 November 2003, the Company’s shareholders passed a resolution by which the aggregate remuneration of non-executive Directors was increased from A$450,000 (exclusive of retirement benefits) to a total amount not exceeding A$900,000 in any one financial year.

Up until the end of 2003, Messrs. McGregor, Smith and Burrows were entitled to certain accrued benefits on retirement. At a Board meeting on 5 November 2003, it was resolved to discontinue director retirement arrangements. It was agreed that amounts accrued under existing arrangements be fixed as of 31 December 2003, and adjusted thereafter by reference to the Consumer Price Index from 1 January 2004. The accrued benefit for a Director is payable upon that person ceasing to be a Director. Following his resignation on 11 August 2004, Mr McGregor was paid a retirement benefit of A$505,847 in accordance with this arrangement.

On 5 November 2003, the Board also passed a resolution adopting a composite fee model with effect from 1 January 2004. For the period 1 July to 31 December 2003 the basic annual fee paid to a non-executive Director was A$60,000. An additional fee was paid to Mr Burrows for acting as Chair of the Audit & Risk Committee. Mr McGregor, as Chairman, was paid three times the basic annual fee, ie A$180,000. Statutory superannuation contributions were paid in addition to their directors’ fees. For the period commencing 1 January 2004, Mr McGregor, as Chairman, received fees on an annual basis of A$300,000 and the non-executive Directors received fees on an annual basis of A$100,000. Mr. Hart and Mr. Murray did not receive directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and Director. These fees are inclusive of any compulsory superannuation contributions the Company is required to make. No additional fees are payable to any non-executive Director for participation on any committee of the Board.

The following tables provide the details of all Directors of the Company (specified directors) and the executives of the Group with the greatest authority (specified executives) and the nature and amount of the elements of their remuneration for the year ended 30 June 2004.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Remuneration of specified directors and specified executives by the consolidated entity for the year ended 30 June 2004

							Equity
		Primary			Post Employment		Compensation	Other
				Non-
	Salary and		Long Term	Monetary	Superannuation	Prescribed	Value of Shares	Non Cash
A$	Fees	Bonuses	Bonuses	Benefits(h)	Benefits	Benefits	and Options	Benefits(i)	Total
Specified directors
Non- executive
A.G. McGregor (Chairman)	227,615	—	—	—	20,485	—	—	—	248,100
G.R. Hart (Deputy Chairman)	—	—	—	—	—	—	—	—	—
M.D.I Burrows (Director)	78,372	—	—	—	7,053	—	—	—	85,425
B.M Murray (Director)	—	—	—	—	—	—	—	—	—
F.W Smith (Director)	80,000	—	—	—	—	—	—	—	80,000
Executive	—	—	—	—	—	—	—	—	—
T.J. Degnan (CEO) (a) (b)	1,693,002	846,501	—	125,935	29,804	—	—	195,346	2,890,588

Total, all specified directors	2,078,989	846,501	—	125,935	57,342	—	—	195,346	3,304,113

G. Black (Vice President, Technology and Development) (c) (f)	201,023	47,000	—	—	38,523	—	—	3,866	290,412
S. Garapati (Vice President, Yeast/Bakery South & West Asia) (b) (c) (g)	244,124	79,183	—	30,116	4,680	—	—	7,380	365,483
H. Golding (Company Secretary and Group Legal Counsel) (e)	335,597	140,000	—	47,648	36,000	—	—	1,291	560,536
A. Hugli (Chief Financial Officer) (e)	450,000	157,500	—	—	—	—	—	34,615	642,115
J. Lynch (President, Yeast Europe and Extracts) (b) (c) (g)	418,690	418,690	—	92,263	335,602	—	—	17,714	1,282,959
S. Martin (President, Tone Brothers, Inc.) (b) (d)	846,501	564,334	—	28,605	10,591	—	—	32,558	1,482,589
R. Meagher (Vice President, Australia, New Zealand, China & East Asia)(c) (g)	280,475	225,000	—	—	70,049	—	—	1,079	576,603
F. Schoonyoung (President, Yeast/Bakery North America) (b) (c) (g)	458,521	114,630	—	63,708	29,804	—	—	26,453	693,116
P. Stoffel (Vice President, Brazil) (b) (c) (g)	252,610	52,428	—	40,322	9,409	—	—	—	354,769
R. Vela (Managing Director, Goodman Fielder New Zealand) (g)	600,300	690,000	—	28,958	89,700	—	—	—	1,408,958
F. Wall (Vice President, Hispanoamerica)(b) (c) (g)	527,833	261,005	—	36,856	—	—	—	—	825,694

Total, all specified executives	4,615,674	2,749,770		368,476	624,358	—	—	124,956	8,483,234

Burns, Philp & Company Limited and its Controlled Entities

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Remuneration of specified directors and specified executives by the consolidated entity for the year ended 30 June 2004 (continued)

(a)	Mr Degnan has entered into an employment agreement with Burns Philp Inc. for a term expiring on 1 February 2006. Under this agreement, Mr Degnan serves as Chief Executive Officer and President of Burns Philp Inc. Pursuant to that agreement, Mr Degnan’s current base salary is US$1,250,000. Mr Degnan is eligible for an annual performance-based bonus of up to 50% of his base salary, based on attaining key financial and strategic objectives. These targets are determined by the Board of Directors of Burns Philp in consultation with Mr Degnan. Mr Degnan also is eligible for an annual car allowance of US$70,000 and reimbursement of financial planning assistance costs up to US$25,000. Mr Degnan’s compensation is subject to periodic review in accordance with the employment agreement.

Mr Degnan will be entitled to a change of controlling shareholder payment in the form of a lump sum payment equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr Hart ceases to be controlling shareholder on a fully diluted basis. In addition, if Mr Degnan’s employment is terminated without cause or is deemed terminated prior to the expiration of the employment term, Mr Degnan will be entitled to a lump sum severance payment equal to (1) the base salary, maximum bonus and car allowance for the remainder of the employment term if no change of controlling shareholder payment has been made or (2) one year of base salary, maximum bonus and car allowance if a change of controlling shareholder payment has already been made.

(b)	Remuneration is payable in the respective local currency for each executive and for the purposes of disclosure has been converted to A$ at the respective average exchange rate prevailing in 2004.

(c)	These specified executives will cease to be employees of the Group on completion of the sale of the Yeast and Bakery Ingredients group to ABF.

(d)	For the period from 1 July 2003 to 30 June 2004, Mr Martin received a base salary of US$600,000 and an annual bonus of US$400,000. Subsequent to year end, Mr Martin received a redundancy payment of US$1,000,000. On the change of control of Tones, Mr Martin received a lump sum payment equal to three times his base salary. These amounts are not included in the amounts set out in the table above as it was paid subsequent to year-end.

(e)	For the period from 1 July 2003 to 30 June 2004, these specified executives were entitled to receive a performance bonus of up to 35% of their respective base salaries, on achievement of objectives specified by the Managing Director from time to time. These objectives were not related to the achievement of financial targets.

(f)	For the period from 1 July 2003 to 30 June 2004, this specified executive was entitled to receive a performance bonus of up to 20% of his base salary, on achievement of objectives specified by the Managing Director from time to time. These objectives were not related to the achievement of financial targets.

(g)	For the period from 1 July 2003 to 30 June 2004, these specified executives were entitled to receive a bonus of up to 100% of their respective base salaries on achievement of EBIT, cashflow targets and individual objectives specific to their respective business units.

(h)	Represents remuneration received in non-monetary form, including car and parking allowances, housing allowances and other fringe benefits.

(i)	Represents net increase in leave entitlements accrued during the current year.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Equity Instruments

2003 Options

The movement during the reporting period in the number of 2003 Options over ordinary shares in Burns, Philp & Company Limited held, directly, indirectly or beneficially, by each specified director and executive, including their personally related entities, is as follows:

	Held at		Held at
	1 July 2003	Exercised	30 June 2004
Specified directors
A.G. McGregor	104,608	(104,608)	—
G.R. Hart*	34,947,297	(34,947,297)	—
M.D.I Burrows	1,843	(1,843)	—
B.M. Murray**	3,456	(3,456)	—
F.W. Smith	4,329	(4,329)	—
T.J. Degnan (CEO)	1,591,050	(1,591,050)	—
Specified executives
G. Black	—	—	—
S. Garapati	—	—	—
H. Golding**	157,723	(157,723)	—
A. Hugli	110,571	(110,571)	—
J. Lynch	—	—	—
S. Martin	—	—	—
R. Meagher**	40,529	(40,529)	—
F. Schoonyoung	—	—	—
P. Stoffel	—	—	—
R. Vela	—	—	—
F. Wall	—	—	—

*	Included 453,211 2003 Options held indirectly by personally related entities i.e. relatives.

**	All held indirectly by personally related entities i.e. relatives.

Equity Holdings and Transactions

The movement during the reporting period in the number of ordinary and cumulative preference shares in Burns, Philp & Company Limited and New Zealand Capital Notes held, directly, indirectly or beneficially, by each specified director and executive, including their personally related entities, is as follows:

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

Equity Holdings and Transactions (cont.)

Ordinary Shares

			Received on
	Held at		Exercise of 2003		Held at
	1 July 2003	Purchases	Options	Sales	30 June 2004
Specified directors
A.G. McGregor	25,000	—	104,608	(15,000)	114,608
G.R. Hart*	1,057,292,015	—	34,947,297	—	1,092,239,312
M.D.I. Burrows	4,000	—	1,843	—	5,843
B.M. Murray**	7,500	—	3,456	—	10,956
F.W. Smith	9,394	—	4,329	—	13,723
T.J. Degnan (CEO)	1,800,000	—	1,591,050	—	3,391,050
Specified executives
G. Black	37,790	—	—	—	37,790
S. Garapati	102,000	—	—	—	102,000
H. Golding**	56,600	—	157,723	—	214,323
A. Hugli	100,000	—	110,571	—	210,571
J. Lynch	98,035	—	—	—	98,035
S. Martin	500,000	—	—	—	500,000
R. Meagher**	37,000	—	40,529	—	77,529
F. Schoonyoung	—	—	—	—	—
P. Stoffel	—	—	—	—	—
R. Vela	50,000	—	—	—	50,000
F. Wall	—	—	—	—	—

*	Includes 568,211 ordinary shares held indirectly at 30 June 2004 by personally related entities i.e. relatives, comprising 115,000 ordinary shares held at 1 July 2003 and 453,211 ordinary shares received on exercise of 2003 Options.

**	All held indirectly by personally related entities i.e. relatives.

Cumulative Preference Shares (CP Shares)

	Held at			Held at
	1 July 2003	Purchases	Sales	30 June 2004
Specified directors
A.G. McGregor	219,226	25,000	—	244,226
G.R. Hart*	537,809,274	—	—	537,809,274
M.D.I. Burrows	—	—	—	—
B.M. Murray**	4,612	—	—	4,612
F.W. Smith	5,779	—	—	5,779
T.J. Degnan (CEO)	619,122	—	—	619,122
Specified executives
G. Black	9,399	—	—	9,399
S. Garapati	6,000	—	—	6,000
H. Golding**	56,370	—	—	56,370
A. Hugli	100,000	—	—	100,000
J. Lynch	—	—	—	—
S. Martin	—	—	—	—
R. Meagher**	—	—	—	—
F. Schoonyoung	—	—	—	—
P. Stoffel	—	—	—	—
R. Vela	—	—	—	—
F. Wall	—	—	—	—

*	Includes 165,063 CP Shares held indirectly by personally related entities i.e. relatives.

**	All held indirectly be personally related entities.

Notes to the financial statements (continued)

NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (Continued)

New Zealand Capital Notes

No specified director or specified executive held New Zealand Capital Notes at 1 July 2003 or at any time during the period to 30 June 2004, other than Mr. A. Hugli who held 20,000 New Zealand Capital Notes at 1 July 2003 and continued to hold them at 30 June 2004.

Loans and other transactions with specified directors and specified executives

Loans

There were no outstanding loans to specified directors or specified executives at either 30 June 2002, 2003 or 2004 or at any time during the years ended on these dates, where the individual’s aggregate loan balance exceeded A$100,000.

Other transactions with the Group

G.R. Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is chief financial officer of Rank. During the current year, the Company paid to Rank A$965,000 (2003 — A$1,816,000; 2002 — A$1,349,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for the Company during the year.

Mr Hart is also a director of, and through Rank owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Bluebird Foods Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$2.2 million per year.

Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES

Except where otherwise noted, the consolidated entity’s interest in ordinary shares of controlled entities is 100% and controlled entities carry on business in the country of incorporation.

Controlled Entities at 30 June 2003 and	Country of
30 June 2004	Incorporation
Compania Argentina de Levaduras SAIC(e)(g)	Argentina
Sudamericana de Levaduras SA de Inversiones(e)(f)	Argentina
Surgras SA(g)	Argentina
BCW Hotplate Bakery Pty Ltd(a)(b)(e)(f)(r)	Australia
Bevsel Pty Ltd	Australia
BPC1 Pty Ltd(a)(e)(f)(r)	Australia
BPT South Pacific Pty Ltd	Australia
Burns Philp Australia Pty Ltd(a)(e)(f)(r)	Australia
Burns Philp Camellia Pty Ltd(a)(e)(f)	Australia
Burns Philp Capital Pty Ltd(a)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(e)(f)	Australia
Burns Philp Food Overseas Holdings Ltd(a)(e)(f)	Australia
Burns Philp Food Overseas Investments Pty Ltd(a)(e)(f)(r)	Australia
Burns Philp Food Properties Pty Ltd(a)(e)(f)	Australia
Burns Philp Food Services Pty Ltd(a)(e)(f)	Australia
Burns Philp Hardware Holdings Pty Ltd	Australia
Burns Philp International Investments Pty Ltd	Australia
Burns Philp Investments Pty Ltd	Australia
Burns Philp Microbiology Pty Ltd	Australia
Burns Philp Middle East Pty Ltd(a)(e)(f)	Australia
Burns Philp Overseas Holdings Ltd(a)(e)(f)	Australia
Burns Philp Pakistan Pty Ltd(a)(e)(f)	Australia
Burns Philp Shipping Holdings Pty Ltd	Australia
Burns Philp South America Pty Ltd(a)(e)(f)	Australia
Burns Philp Technology Pty Ltd(a)(e)(f)	Australia
Burns Philp Technology & Development Pty Ltd(a)(e)(f)	Australia
Burns Philp Treasury (Australia) Ltd(a)(b)(e)(f)	Australia
Cairns Bakeries Holding Co Pty Ltd(r)	Australia
Cobbity Farm Bakeries Pty Ltd(a)(b)(r)	Australia
Country Bake Bakeries Pty Ltd(a)(b)(e)(f)(r)	Australia
Country Bake Cairns Pty Ltd(a)(b)(r)	Australia
Country Bake Mid Coast Pty Ltd(r)	Australia
Country Bake Tasmania Pty Ltd(r)	Australia
Darwin Bakery Pty Ltd(a)(b)(r)	Australia
Defiance Corporate Pty Ltd(r)	Australia
Defiance Enterprises Pty Ltd(r)	Australia
Defiance International Trading Pty Ltd(r)	Australia
Defiance Mills Pty Ltd(a)(b)(r)	Australia
E L Bell Pty Ltd	Australia
Ernest Adams Australia Pty Ltd(e)(f)(r)	Australia
ETA Foods Pty Ltd(d)(e)(f)(r)	Australia
FGD Share Plan Nominees Pty Ltd(r)	Australia
Fielder Gillespie Davis Finance Pty Ltd(e)(f)(r)	Australia
G F Australia Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
G F D Australia Pty Ltd(e)(f)(r)	Australia
G F Defiance Pty Ltd(a)(b)(e)(f)(r)	Australia
G F Finance Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
GF Finance International Pty Ltd(a)(b)(e)(f)(r)	Australia
GF Group Services Pty Ltd(a)(b)(e)(f)(r)	Australia
GF Trade Finance Pty Ltd(a)(b)(e)(f)(r)	Australia
G Wood Son and Company Pty Ltd(e)(f)(r)	Australia
Gillespie Bros Holdings Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Baking Holding Company Pty Ltd(a)(b)(e)(f)(r)(bb)	Australia
Goodman Fielder Commercial Australia Pty Ltd(a)(b)(e)(f)(r)(cc)	Australia
Goodman Fielder Commercial Holding Company Pty Ltd(e)(f)(r) (a)(b)(dd)	Australia

Controlled Entities at 30 June 2003 and	Country of
30 June 2004	Incorporation
Goodman Fielder Consumer Foods Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Field Operations Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Food Services Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Ingredients Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder International Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Nominees Pty Ltd(r)	Australia
Goodman Fielder Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Goodman Fielder Superannuation Fund Pty Ltd(r)	Australia
Indonesian Yeast Company Pty Ltd(a)(e)(f)	Australia
Integrated Ingredients Indonesia Pty Ltd(a)	Australia
Integrated Ingredients Pty Ltd	Australia
Mauri Fermentation Argentina Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Brazil Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Chile Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation China Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation India Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Indonesia Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Malaysia Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Philippines Pty Ltd(a)(e)(f)	Australia
Mauri Fermentation Vietnam Pty Ltd(a)(e)(f)	Australia
Mauri Grocery Pty Ltd	Australia
Mauri Integrated Ingredients Pty Ltd	Australia
Mauri Yeast Australia Pty Ltd(a)(e)(f)	Australia
MBT Engineering Pty Ltd	Australia
MBT Fabrication Services Pty Ltd(a)	Australia
M L (WA) Export Pty Ltd(e)(f)(r)	Australia
Mowbray Industries Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Namregtown International Pty Ltd(d)(e)(f)(r)	Australia
Nanged Pty Ltd	Australia
Quality Bakers Australia Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Regal Bakeries Pty Ltd(a)(b)(r)	Australia
Rochna Pty Ltd(e)(f)(r)	Australia
Serrol Ingredients Pty Ltd(a)(b)(r)(ee)	Australia
Sirius Biotechnology International Pty Ltd(r)	Australia
Sirius Biotechnology Pty Ltd(d)(r)	Australia
Southern Border Bakeries Pty Ltd(r)	Australia
Stuart Bakery Pty Ltd(a)(b)(e)(f)(r)	Australia
Sunicrust Bakeries Pty Ltd(a)(b)(e)(f)(r)	Australia
The Uncle Tobys Company Pty Ltd(a)(b)(d)(e)(f)(r)	Australia
Uncle Tobys Properties Pty Ltd(a)(b)(e)(f)(r)	Australia
Wide Bay Bakeries Pty Ltd(r)	Australia
William Jackett & Son Pty Ltd(e)(f)(r)	Australia
Burns Philp A & B Ltd(h)	Bangladesh
Burns Philp Brasil Indústria e Comércio de Alimentos Ltda(e)	Brazil
Burns Philp Food Ltd(e)(f)	Canada
Burns Philp Chile Inversiones Ltda	Chile
Goodman Fielder (Shanghai) Co Ltd(s)	China
Harbin Mauri Yeast Company Ltd(i)	China
Hebei Mauri Food Company Ltd(j)	China
Panyu Mauri Food Company Ltd(o)	China
Yantai Mauri Yeast Company Ltd(k)	China

Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES (Continued)

Controlled Entities at 30 June 2003 and	Country of
30 June 2004	Incorporation
Burns Philp Colombia SA(r)	Colombia
Burns Philp Ecuador SA(e)(f)(r)	Ecuador
Evercrisp Snack Products (South Seas) Ltd(s)	Fiji
Goodman Fielder (Fiji) Ltd(s)	Fiji
Goodman Fielder International (Fiji) Ltd(s)	Fiji
Tucker Group (Fiji) Ltd(s)	Fiji
Tuckers Ice Cream Company (Fiji) Ltd(s)	Fiji
BEG France SARL(l)	France
BEG Backhefe Export GmbH(l)	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH(e)(f)	Germany
Burns Philp Deutschland GmbH(e)(f)	Germany
Burns Philp Deutschland Grundbesitz GmbH(e)(f)	Germany
Deutsche Hefewerke GmbH(e)(f)	Germany
Burns Philp Guatemala SA(e)(f)(r)	Guatemala
Goodman Fielder International (China) Ltd(r)	Hong Kong
Goodman Fielder International (Hong Kong) Ltd(r)	Hong Kong
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd	India
Goodman Fielder International Sdn Bhd(r)	Malaysia
Burns Philp Alimentos S de RL de CV	Mexico
Burns Philp Mexico, SA de CV	Mexico
Burns Philp Netherlands European Holdings BV(e)(f)	The Netherlands
Burns Philp Treasury (Europe) BV(e)(f)	The Netherlands
Goodman Fielder Nouvelle Caledonie SAS(r)	New Caledonia
Moulins Du Pacifique Sud SA(t)	New Caledonia
Societe Industrielle Commerciale et Agro-Alimentaire Neo-Caledonienne SA(u)	New Caledonia
BB Foods Ltd(r)(ff)	New Zealand
Bluebird Foods Ltd(r)(gg)	New Zealand
Burns Philp (New Zealand) Ltd(e)(f)	New Zealand
GF Finance (NZ) Ltd(r)	New Zealand
GF Intertrade Ltd(r)	New Zealand
GF Retirement Nominees Ltd(r)	New Zealand
Goodman Fielder Milling & Baking New Zealand Ltd(r)	New Zealand
Goodman Finance Ltd(e)(f)(r)	New Zealand
Meadow Lea Foods Ltd(r)	New Zealand
New Zealand Food Industries Ltd(e)(f)	New Zealand
NZ Margarine Holdings Ltd(r)	New Zealand
Pinnacle NZ Ltd	New Zealand
Quality Bakers New Zealand Ltd(r)	New Zealand
Associated Mills Ltd(v)	PNG
Binnen Bakery Ltd(u)	PNG
Evercrisp Snacks (PNG) Ltd(r)	PNG
Golden Crust Bakery Ltd(w)	PNG
Goodman Fielder International (PNG) Ltd(r)	PNG

Controlled Entities at 30 June 2003 and	Country of
30 June 2004	Incorporation
Mount Hagen Bakery Ltd(r)	PNG
RBPM Ltd(x)	PNG
Burns Philp Peru SAC(e)(f)(r)	Peru
Goodman Fielder International (Philippines) Inc(r)	Philippines
Mauri Fermentos, SA(p)	Portugal
GF Insurance & Risk Management Services Pte Ltd(r)	Singapore
GF Investments (Asia) Pte Ltd(r)	Singapore
Goodman Fielder International (Singapore) Pte Ltd(r)	Singapore
Quality Bakers (Asia) Pte Ltd(r)	Singapore
Goodman Fielder International (SI) Ltd(y)	Solomon Islands
Burns Philp Food SA(e)(f)	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC(e)(f)	UK
Burns Philp Europe Ltd	UK
Burns Philp Pension Plan Ltd	UK
BPCUS1 Inc(e)(f)(r)	USA
Burns Philp Capital (US) Inc(e)(f)(r)	USA
Burns Philp Food Inc(e)(f)	USA
Burns Philp Inc(e)(f)	USA
GF Ingredients USA Inc(r)	USA
Tone Brothers, Inc(e)(f)	USA
Flodden SA(e)(f)	Uruguay
Greensted SA(e)(f)(r)	Uruguay
Levadura Uruguaya SA(e)(f)(q)	Uruguay
Burns Philp Venezuela SA(e)(f)(r)	Venezuela
Mauri-La Nga Fermentation Co Ltd(n)	Vietnam

Controlled Entities in voluntary liquidation	Country of
at 30 June 2004	Incorporation
Corlette Pty Ltd(jj)	Australia
Defiance International Pty Ltd	Australia
Hefe-Patent GmbH(m)	Germany
Fitamar SA(q)	Uruguay

Controlled Entities at 30 June 2003 disposed of	Country of
during the year	Incorporation
Burns Philp Shipping Overseas Holdings Pty Ltd(hh)	Australia
Burns Philp Shipping Overseas Investments Pty Ltd(hh)	Australia
Empresa Brasileira de Fermentos Fleischmann Ltda(ii)	Brazil
S Hoffnung & Co(hh)	UK

Controlled Entities incorporated	Country of
during the year	Incorporation
QB1 Ltd(a)(b)(z)	Australia
QB2 Ltd(a)(b)(z)	Australia
QB3 Pty Ltd(a)(b)(z)	Australia
QB4 Pty Ltd(a)(b)(z)	Australia
QB5 Pty Ltd(a)(b)(z)	Australia
QB6 Ltd(a)(b)(z)	Australia
Xinjiang Mauri Food Co Ltd(aa)	China
Grupo Burns Philp Mexicana SA de CV(z)	Mexico
Goodman Fielder Commercial New Zealand Ltd(z)	New Zealand
Goodman Fielder New Zealand Ltd(z)	New Zealand
QBNZ1 Ltd(z)	New Zealand
Mauri Lanka (Private) Ltd(z)	Sri Lanka

Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES (Continued)

(a)	A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated 13 May 1992 (as amended). Granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed but is not granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(b)	Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated 23 April 2004 whereby such company was joined as a party to the Deed of Cross Guarantee.

(c)	Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated 2 June 2004 whereby such company was joined as a party to the Deed of Cross Guarantee.

(d)	On 8 August 2003 the status of the company changed from public to proprietary.

(e)	As part of the security arrangements entered into with the Burns, Philp & Company Limited Group’s financiers (refer note 14 for further details), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents and in addition or, in certain circumstances, alternatively, have executed certain securities to secure amounts owing under certain financing documents (including those facilities the subject of the Senior Funding Agreement). There is also an indemnity in support of this guarantee. The Deed of Guarantee and Indemnity and the securities continue in place for the benefit of the financiers party to the Term A Loan Facility and the Term B Loan Facility, notwithstanding the termination of the Senior Funding Agreement.

(f)	As part of the issue of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes (refer note 14 for further details) such controlled entities entered into Indentures whereby the payment of principal and interest, and performance of all other obligations in respect of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

	Consolidated entity’s interest in ordinary shares
	2004	2003	2002
	%	%	%
(g)	97	97	97
(h)	51	51	51
(i)	85	85	85
(j)	90	90	90
(k)	60	60	60
(l)	80	80	80
(m)	67	67	67
(n)	66	66	66
(o)	100	100	60
(p)	96	96	96
(q)	100	100	97
(r)	100	100	—
(s)	90	90	—
(t)	99	99	—
(u)	98	98	—
(v)	74	74	—
(w)	89	89	—
(x)	75	75	—
(y)	97	97	—
(z)	100	—	—
(aa)	90	—	—

     Notes to the financial statements (continued)

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

(bb)	Name changed during the year from GF Fresh Pty Ltd.

(cc)	Name changed during the year from Provincial Traders Foods Pty Ltd.

(dd)	Name changed during the year from QBA Properties Pty Ltd.

(ee)	Name changed during the year from Wakely Bros Pty Ltd.

(ff)	Name changed during the year from Bluebird Foods Ltd.

(gg)	Name changed during the year from Goodman Fielder New Zealand Ltd.

(hh)	Voluntarily liquidated or struck off during the year. There was no profit or loss on the voluntary liquidation or striking off of these entities.

(ii)	Merged into Burns Philp Brasil Indústria e Comércio de Alimentos Ltda during the year.

(jj)	Previously liquidated. Reinstated 19 December 2003.

     Notes to the financial statements (continued)

NOTE 30. DISPOSAL OF BUSINESSES

On 22 July 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and Tones Brothers Inc. (Tones), its Herbs and Spices business, to Associated British Foods, plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 23.

The sale of Tones to ABF is subject to the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976. The sale of Tones was completed on 3 September 2004 for gross proceeds of US$175.0 million. The net gain on the sale of the business will be approximately A$52.0 million, subject to closing price adjustments.

The sale of the Yeast and Bakery Ingredients group is expected to be completed and cash received on 30 September 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976;

•	the issue of a notice from the Commonwealth Government of Australia that it does not object to the parties entering into and completing the sale of the Australian holding company for the Yeast and Bakery Ingredients business;

•	the obtaining of certain other regulatory approvals or lapse of relevant time periods;

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

Approximately US$90.0 million from the proceeds of the sale of Tones and certain other property sales will be used to reduce the Group’s senior secured debt. A minimum of 25% of the net proceeds from the sale of the Yeast and Bakery Ingredients group will be applied to reduce our senior secured debt on receipt of proceeds.

The financial effects of these transactions have not been reflected in the financial statements for the year ended 30 June 2004, as they occurred subsequent to balance date.

Due to the availability of tax losses across the Group, income tax payable on the sale is not expected to be significant.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of these businesses is set out below:

	Yeast & Bakery Ingredients			Herbs & Spices
A$ million	2004	2003	2002	2004	2003	2002
Financial performance information for the year ended 30 June
Revenue from ordinary activities	808.0	815.6	826.4	263.6	348.4	381.9
Expenses from ordinary activities	(654.5)	(669.8)	(687.4)	(226.0)	(290.2)	(327.2)

Segment result (EBIT)	153.5	145.8	139.0	37.6	58.2	54.7
Net interest (expense)/revenue	(7.3)	(1.4)	(3.4)	—	0.1	0.1

Profit from ordinary activities before income tax	146.2	144.4	135.6	37.6	58.3	54.8
Income tax (expense)/benefit	(25.8)	(13.6)	(18.3)	0.6	—	—

Net profit before outside equity interests	120.4	130.8	117.3	38.2	58.3	54.8
Outside equity interests	(3.7)	(3.8)	(3.3)	—	—	—

Net profit	116.7	127.0	114.0	38.2	58.3	54.8

Financial position information as at 30 June
Total assets	1,110.5	1,121.7	1,072.6	174.2	177.0	229.3
Total liabilities	163.7	159.5	160.8	24.7	24.1	32.8

Net assets	946.8	962.2	911.8	149.5	152.9	196.5

Outside equity interests	19.2	17.9	18.9	—	—
Cash flow information for the year ended 30 June
Net cash provided by operating activities	148.6	166.6	207.6	39.7	77.9	53.5
Net cash (used in) investing activities	(11.5)	(218.3)	(27.8)	(3.0)	(4.1)	(11.1)

Net increase/(decrease) in cash held	137.1	(51.7)	179.8	36.7	73.8	42.4

     Notes to the financial statements (continued)

NOTE 31. EVENTS SUBSEQUENT TO BALANCE DATE

Other than as disclosed in note 30, no events have occurred subsequent to balance date which would have a material effect on the financial statements at 30 June 2004.

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest rate risk

The Group enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating. The Group does not enter into such contracts for speculative purposes.

Interest rate swap and forward rate agreements

Interest rate swaps allow the Group to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one and five years.

Each contract involves quarterly or semi annual payment or receipt of the net amount of interest. Payments are recognised in the financial statements on an accruals basis. At 30 June 2004, the fixed rates varied from 2.74% to 5.85% (2003 – 2.74% to 7.15%; 2002 - 4.01% to 7.15%) and the floating rates were at bank bill rates plus a credit margin.

The Group from time to time enters into forward rate agreements, with expiration terms ranging out to three years, to offset changes in the rates paid on short term floating debt. No forward rate agreements were outstanding at 30 June 2004 (2003 – Nil; 2002 – Nil).

Interest rate risk exposure

The Group’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at 30 June is set out below.

	Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2004
Financial assets
Cash assets	178.5	—	—	—	—	178.5
Receivables	—	—	—	—	338.5	338.5
Other financial assets	1.3	—	—	—	4.0	5.3

	179.8	—	—	—	342.5	522.3

Weighted average interest rate	2.68%
Financial liabilities
Senior indebtedness	1,583.5	—	—	—	—	1,583.5
Senior notes	—	—	—	145.2	—	145.2
Senior subordinated notes	—	—	—	871.9	—	871.9
New Zealand Capital Notes	—	—	158.4	35.4	—	193.8
Bank overdrafts and other indebtedness	13.4	2.2	3.4	—	—	19.0
Payables	—	—	—	—	412.0	412.0
Employee benefits	—	—	—	—	114.1	114.1

	1,596.9	2.2	161.8	1,052.5	526.1	3,339.5

Interest rate swaps	(778.1)	495.0	283.1	—	—	—
Weighted average interest rate	6.53%	5.73%	6.43%	10.00%	—	—

     Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

	Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2003
Financial assets
Cash assets	180.5	—	—	—	—	180.5
Receivables	—	—	—	—	393.4	393.4
Other financial assets	0.7	—	—	—	4.0	4.7

	181.2	—	—	—	397.4	578.6

Weighted average interest rate	3.71%
Financial liabilities
Senior indebtedness	1,726.1	—	—	—	—	1,726.1
Senior notes	—	—	—	149.9	—	149.9
Senior subordinated notes	—	—	—	899.4	—	899.4
New Zealand Capital Notes	—	—	—	185.7	—	185.7
Bank overdrafts and other indebtedness	17.7	7.1	6.7	—	—	31.5
Payables	—	—	—	—	505.9	505.9
Employee benefits	—	—	—	—	109.4	109.4

	1,743.8	7.1	6.7	1,235.0	615.3	3,607.9

Interest rate swaps	(532.7)	157.3	375.4	—	—	—
Weighted average interest rate	6.84%	6.20%	5.18%	9.97%

	Fixed Interest Maturing in
			Over		Non
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total
2002
Financial assets
Cash assets	923.6	—	—	—	—	923.6
Receivables	—	—	—	—	162.2	162.2
Other financial assets	2.7	—	—	—	4.0	6.7

	926.3	—	—	—	166.2	1,092.5

Weighted average interest rate	1.97%
Financial liabilities
Senior indebtedness	756.5	—	—	—	—	756.5
Debt Bonds	—	174.8	—	—	—	174.8
Senior subordinated notes	—	—	—	711.0	—	711.0
Bank overdrafts and other indebtedness	9.1	4.1	—	—	—	13.2
Payables	—	—	—	—	146.0	146.0
Employee benefits	—	—	—	—	36.7	36.7

	765.6	178.9	—	711.0	182.7	1,838.2

Interest rate swaps	(392.2)	69.7	322.5	—	—	—
Weighted average interest rate	4.46%	5.52%	5.65%	9.75%

Foreign exchange risk

Statement of financial position

As part of the acquisition of Goodman Fielder, significant additional US dollar denominated borrowings were drawn down during the year ended 30 June 2003. In accordance with note 1(c), an unrealised foreign exchange gain of A$56.5 million has been included in the current year’s consolidated result (2003 – A$139.1 million; 2002 – Nil).

The Group’s unhedged US dollar denominated borrowings at 30 June 2004 amounted to approximately US$166.2 million (2003 – U$450.4 million).

During the current year the Group has entered into certain cross currency swaps to hedge the net investment in certain self-sustaining foreign operations and to hedge a proportion of US dollar denominated borrowings. No cross currency swaps were outstanding at 30 June 2003 and 2002. The table below presents the principal amounts and weighted average interest rates that the Group has agreed to pay or receive under cross currency swaps that are outstanding at 30 June 2004, together with the weighted average contracted exchange rates. The instruments’ actual cash flows are denominated in US dollars, Australian dollars, Canadian dollars and Euros as indicated.

     Notes to the financial statements (continued)

	Weighted average	Weighted average interest rate		Principal amount*
	exchange rate	Receive	Pay	A$ million
Receive US dollars, pay Australian dollars	0.7537	4.19%	6.46%	265.4
Receive US dollars, pay Euros	1.1614	4.27%	4.52%	98.2
Receive US dollars, pay Canadian dollars	0.7400	4.36%	5.12%	35.0

*Amount represent Australian dollar equivalent of principal payable under the swap contract.

The unrealised gain on these contracts at 30 June 2004 of A$21.0 million has been reported in the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations and, in the consolidated statement of financial performance, to the extent that they hedge US dollar denominated borrowings.

The Group continues to review its foreign currency position.

     Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

Anticipated purchase and sale commitments

The Group enters into forward foreign exchange contracts to manage the foreign exchange risk associated with anticipated purchase and sale commitments denominated in foreign currencies. The gross value to be received under foreign currency contracts and the weighted average contracted exchange rates of outstanding contracts for the Group at 30 June is set out below.

	Consolidated
	2004	2003	2002	2004	2003	2002
	Weighted average exchange rate			A$ million	A$ million	A$ million

Sell New Zealand dollars, buy US dollars	0.6251	0.5980	—	40.0	22.2	—
Sell Australian dollars, buy New Zealand dollars	1.0964	1.1270	—	12.7	20.9	—
Sell Australian dollars, buy US dollars	0.7090	—	—	24.7	—	—
Sell US dollars, buy Australian dollars	—	0.6042	—	—	26.6	—

The unrealised gain on these contracts at 30 June 2004 of A$1.5 million (2003 – A$2.4 million; 2002 – Nil) has been included in the current year’s consolidated profit, as these financial instruments do not qualify for hedge accounting.

All the outstanding contracts at 30 June 2004 mature by May 2005 (2003 – November  2004)

Commodity price risk

The Group enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the requirements of commodities needed by certain Goodman Fielder businesses. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The Group generally covers 3 to 12 months forward requirements of these Goodman Fielder businesses, depending on market view.

At 30 June 2004, outstanding contracts have a face value of A$3.8 million (2003 - A$3.2 million; 2002 – Nil), with various maturities between August 2004 and March 2005. The net deferred gain on commodity contracts at 30 June 2004 of A$0.1 million (2003 – A$0.4 million; 2002 – Nil) will be recognised in the consolidated statement of financial performance by March 2005.

Credit risk exposure

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The Group is not materially exposed to any individual customer.

Unrecognised financial instruments

The credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the Group. There was no accrued amount due to the Group at 30 June 2004 (2003 – Nil; 2002 – Nil).

Net fair values of financial assets and liabilities

Valuation approach

Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realise the asset or settle the liability.

     Notes to the financial statements (continued)

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (Continued)

Recognised financial instruments

The carrying amounts and net fair values of financial assets and liabilities as at 30 June are as follows:

	Consolidated
	Carrying Amount			Net fair value
A$ million	2004	2003	2002	2004	2003	2002
Financial assets
Cash assets	178.5	180.5	923.6	178.5	180.5	923.6
Receivables	338.5	393.4	162.2	338.5	393.4	162.2
Other financial assets	5.3	4.7	6.7	5.3	4.7	6.7
Financial liabilities
Senior indebtedness	1,583.5	1,726.1	756.5	1,583.5	1,726.1	756.5
Senior notes	145.2	149.9	—	154.6	154.1	—
Senior subordinated notes	871.9	899.4	711.0	912.0	887.1	711.0
New Zealand Capital Notes	193.8	185.7	—	195.8	185.7	—
Bank overdrafts and other indebtedness	19.0	31.5	13.2	19.0	31.5	13.2
Debt Bonds	—	—	174.8	—	—	174.8
Payables	412.0	505.9	146.0	412.0	505.9	146.0
Employee benefits	114.1	109.4	36.7	114.1	109.4	36.7

Unrecognised financial instruments

The net fair values of unrecognised financial instruments held as at 30 June are as follows:

	Consolidated
A$ million	2004	2003	2002
Interest rate swaps – unrealised (loss)	(8.9)	(26.9)	(17.0)
Commodity contracts – unrealised gain	0.1	0.4	—

The valuations of unrecognised financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques.

The unrealised loss on interest rate swaps of A$8.9 million (2003 – A$26.9 million; 2002 A$17.0 million) represents the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at year end. As the Group enters into these transactions for hedging purposes and does not actively trade in these instruments, it is not appropriate to recognise the impact of marking to market the position existing at balance date in the consolidated result.

Directors’ Declaration

1.	In the opinion of the Directors of Burns, Philp & Company Limited (the Company):

(a)	the financial statements and notes set out on pages 34 to 103 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	There are reasonable grounds to believe that the Company and the controlled entities identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

/S/ THOMAS DEGNAN

Thomas J Degnan
 Managing Director

9 September 2004

Independent Audit Report

TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have audited the financial report of Burns, Philp & Company Limited (the Company) for the financial year ended 30 June 2004, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 32, and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Burns, Philp & Company Limited is in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

/S/ KPMG	/S/ ALAN WALSH

KPMG	Alan Walsh
Partner

Sydney, 9 September 2004

Five Year Summary

A$ million unless indicated		2004	2003	2002	2001	2000
Statement of Financial Performance
Sales		3,354.9	1,887.2	1,322.7	1,356.7	1,214.4
EBIT (before individually significant items)		355.0	227.0	222.0	185.4	173.9
Individually significant items		84.1	112.7	(35.2)	—	5.2
Total EBIT		439.1	339.7	186.8	185.4	179.1
Net interest expense		(281.8)	(156.8)	(65.9)	(82.8)	(81.0)
Profit from ordinary activities before tax and outside equity interests		157.3	182.9	120.9	102.6	98.1
Income tax expense before individually significant income tax item		(40.8)	(13.0)	(19.3)	(12.1)	(14.4)
Individually significant income tax benefit		—	4.4	47.9	—	—
Outside equity interests		(5.6)	(4.3)	(3.3)	(2.0)	(1.5)
Net profit attributable to Burns, Philp & Company Limited shareholders		110.9	170.0	146.2	88.5	82.2
Statement of Financial Position
Equity attributable to Burns, Philp & Company Limited shareholders		862.5	732.8	460.6	252.7	111.0
Net debt		2,634.8	2,812.1	731.9	1,093.5	1,031.4
Total assets		4,400.8	4,604.1	2,364.5	1,860.8	1,596.7
Total liabilities		3,511.0	3,845.8	1,885.0	1,582.9	1,467.1
Ordinary Share Information
Dividends per share	Cents	Nil	Nil	Nil	Nil	Nil
Number of shares issued	Million	2,031.8	1,780.7	802.7	699.9	538.8
Number of shareholders	Thousand	33.7	29.5	26.7	24.3	23.9
Share price	High $	0.92	0.76	0.74	0.57	0.68
	Low $	0.51	0.43	0.36	0.38	0.26
	Last $	0.68	0.75	0.65	0.46	0.42
General
Net assets per share		$0.31	0.28	0.28	0.36	0.21
Net debt to equity (including outside equity interests)%		296.1	370.8	152.6	393.5	795.8
Basic earnings per share	Cents	4.6	14.4	17.3	13.6	15.4
Diluted earnings per share	Cents	3.9	6.8	6.3	6.0	7.2
EBIT (before individually significant items) to sales	%	10.6	12.0	16.8	13.7	14.3
EBIT (before individually significant items) to total assets	%	8.1	4.9	9.4	10.0	10.9
EBITDA (before individually significant items)		568.3	335.3	294.5	261.9	244.9
Times interest covered *	Times	1.6	2.2	2.8	2.2	2.2
Number of employees	Thousand	13.0	13.7	3.8	3.8	4.1

*	Times interest covered is the number of times EBIT covers net interest expense.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	September 9, 2004	By	/s/ Helen Golding

(Signature) *

HELEN GOLDING Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer